UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  July 2024

Commission File Number: 001-41985

Murano Global Investments PLC

(Translation of Registrant's name into English)

25 Berkeley Square, London W1J 6HN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Contents

In connection with a private placement of debt securities by one of its subsidiaries, MURANO GLOBAL INVESTMENTS PLC (“Murano PubCo”) anticipates disclosing to prospective purchasers certain information about Murano PubCo and its subsidiaries (including Murano PV, S.A. de C.V.) that has not been previously publicly reported.

The contemplated private placement is expected to be made under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and the debt securities will be sold only to qualified institutional buyers and to offshore investors in transactions exempt from registration under Rule 144A and Regulation S under the Securities Act. No assurance can be made that any private placement of debt securities will be completed.

Murano PubCo has elected to provide this information in this Report on Form 6-K in the attached Exhibits 1 and 2 for informational purposes.

This report does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offer or sale would be unlawful.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Murano Global Investments PLC
(Registrant)

Date: July 16, 2024	By:	/s/ David Galan
Name:	David Galan
Title:	Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	EXHIBIT DESCRIPTION

1.	Certain information with respect to Murano PubCo and its subsidiaries.

2.
Condensed, consolidated and combined interim financial statements of Murano PV, S.A. de C.V. and subsidiaries as of March 31, 2024 and for the three-month periods ended March 31, 2024 and 2023 (“Murano Group 2024 Interim Financial Statements”).

EXHIBIT 1

Certain information with respect to Murano PubCo and its subsidiaries

- i -

SUMMARY
Recent Developments

-
Murano PV, S.A. de C.V. ("Murano PV") and its direct and indirect subsidiaries and operations ("we", "us", "our", "the Group", “the Murano Group,” or "Murano") is required to deliver financial information, including audited financial statements to its lenders periodically. The Group provided such financial information for the period ending March 31, 2024 under certain of its financing agreements after the required reporting date. The required financial information has since been provided and, as a result, the Group believes that the breaches have been cured and, in any case where a formal waiver might be necessary, the Group believes that it will be able to obtain such waivers from the relevant lenders.

-
On April 1, 2024, the Grand Island Cancun I Hotel ("GIC I Hotel") commenced operations with the opening of the Hyatt Vivid Grand Island in Cancun ("Vivid Hotel").  The Vivid Hotel is operated by AMR Operaciones MX, S. de R.L. de C.V., a Hyatt entity, through the Hyatt Inclusive Collection. As final fit outs and finishes are completed in certain areas to enhance customer experience, and the Vivid Hotel completes its first three months of operations, Murano looks forward to delivery of performance in terms of occupancy, ADR and RevPar, backed by good near-term advance bookings. Lot 1.

-
On April 4, 2024, Inmobiliaria Insurgentes 421, S.A. de C.V. ("Inmobiliaria Insurgentes 421"), as borrower, and Banco Nacional de Comercio Exterior, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo ("Bancomext"), as lender, entered into an agreement to amend the Insurgentes 421 Loan, resulting in a reduction of the number of principal repayments from April 2024 to April 2025; in addition, the lender granted a waiver of a borrower's default derived from its failure to fund the debt service reserve account, an event of default which has since been cured. The Insurgentes 421 Loan is expected to remain outstanding after the Closing Date.  We cannot assure you that any future waiver, if requested, for any future breach under similar circumstances or otherwise will be obtained. See “Risk Factors—Risks Related to Murano's Business and the Hotel Industry—Our total current liabilities exceed the amount of total current assets and Murano has breached certain covenants under current indebtedness; as a result, if waivers are not obtained and/or renewed, lenders may accelerate and demand payment in full of such indebtedness, which has placed and may place significant doubt on our ability to continue as going concern” included herein.

-
On April 9, 2024, Murano PV, S. A. de C.V., as borrower, entered into a new loan agreement with Administradora de Soluciones, S.A. de C.V., SOFOM, E.N.R. ("Finamo"), as lender, for Ps$100,000,000 (the “New Finamo Loan”). The New Finamo Loan matures in 6 months (i.e., October 2024) and bears a fixed annual interest rate of 22% and maturing on October 15, 2024. The loan is secured by Lot 3, which is owned by the Fideicomiso Murano 4000 CIB/3288 ("Murano 4000 Trust"). The New Finamo Loan is expected to remain outstanding after the Closing Date.

-
On April 9, 2024, Avantta Sentir Común, S. A. de C.V., SOFOM, E.N.R., as adherent creditor and assignee, Sabcapital, S.A. de C.V., SOFOM, E.R., as the assignor, and Sabadell, in its capacity as administrative and collateral agent, entered into an amendment to the GIC I Loan. Pursuant to such amendment, Sabcapital, S.A. de C.V., SOFOM, E.R. assigned and transferred to Avantta Sentir Común, S. A. de C.V., SOFOM, E.N.R., its rights and obligations owned as a Tranche C creditor, representing 60% of the Tranche C commitment, amounting to U.S. $6.0 million as the assigned amount.

-
On March 31, 2024, the outstanding balance of the GIC I VAT Loan was $50.7 million (U.S.$3.0 million).  Further drawdowns totalling $200.7 million (US$12.0 million) were made on the GIC I VAT Loan on April 11, 2024, and May 24, 2024, with payments also made against the loan from VAT receipts. As of the date of this report, the outstanding balance of the GIC I VAT loan is $202.8 million (U.S.$12.2 million).

-
On April 26, 2024, and May 27, 2024, Murano World, S.A. de C.V. ("Murano World") (a subsidiary of Murano PV) received U.S.$325,000 and U.S.$374,000, respectively, in disbursements under the U.S.$2.5 million Exitus Loan facility. The Exitus Loans are expected to remain outstanding after the Closing Date.

-
On April 30, 2024, the outstanding balance of loans totalling Ps$156 million (U.S.$9.4 million) granted by Murano World, S.A. de C.V. (a subsidiary of Murano PV) and Murano PV to Elias Sacal Cababie, the Murano Group Chairman and CEO, as described in the Murano Group 2024 Interim Financial Statements, were fully repaid by the borrower.  See “Risk Factors— Risks Related to Murano's Business and the Hotel Industry—We execute transactions with related parties that third parties could deem not to be arms’ length” included herein.

-
On May 1, 2024, upon our failing to fund the debt service reserve account when required under the GIC I Loan, a covenant default occurred. The Group received waivers of this covenant default from the lenders under the GIC I Loan on May 14, 2024, and June 20, 2024, to defer funding of the debt service reserve account until August 1, 2024. We cannot assure you that any future waiver, if requested, for any future breach under similar circumstances or otherwise will be obtained. See “Risk Factors— Risks Related to Murano's Business and the Hotel Industry—Our total current liabilities exceed the amount of total current assets and Murano has breached certain covenants under current indebtedness; as a result, if waivers are not obtained and/or renewed, lenders may accelerate and demand payment in full of such indebtedness, which has placed and may place significant doubt on our ability to continue as going concern” included herein.

-
On April 30, 2024, E.S. Agrupación, S.A. de C.V., a Mexican corporation ("ESAGRUP"), as lender, granted a convertible loan to Murano World S.A. de C.V. (a subsidiary of Murano PV), as borrower, in the amount of Ps.$317,000,000 (the “ES Loan”). The ES Loan bears interest TIIE 28 plus spread of 3%, and has a 24-month maturity. The entering into the ES Loan by Murano World, S.A. de C.V. resulted in a covenant breach under the GIC I Loan, which prohibits the incurrence of indebtedness by Murano World S.A. de C.V. in excess of U.S.$9 million. Although we believe the covenant breach would be cured upon conversion of the loan into equity, as of the date of this report, Murano World S.A. de C.V. remains in breach of a covenant under the GIC I Loan, and the Murano Group has not formally requested, and does not intend to formally request, a waiver of this breach from the lenders under the GIC I Loan at this time. We cannot, however, assure you that a waiver, if requested, would be obtained. See “Risk Factors— Risks Related to Murano's Business and the Hotel Industry— Our total current liabilities exceed the amount of total current assets and Murano has breached certain covenants under current indebtedness; as a result, if waivers are not obtained and/or renewed, lenders may accelerate and demand payment in full of such indebtedness, which has placed and may place significant doubt on our ability to continue as going concern, ” and “—We have a significant history of related party transactions, including a substantial amount of related party loans, and non-payment, or delayed payment, or payment on terms other than those originally entered into, may have a negative impact on our performance and our ability to operate” included herein.

-
On May 8, 2024 and on June 8, 2024, respectively, the Group failed to fund the debt service reserve account of the Insurgentes 421 Loan when required. As a result, a covenant breach occurred. As of the date of the issuance of the Murano Group 2024 Interim Financial Statements, such covenant breach persisted. However, on June 26, 2024, the Group funded the debt service reserve account and on July 8, 2024, the Group made the corresponding quarterly principal and interest payment and, as a result, the covenant breach has been cured. The Group believes that there are no outstanding events of default under the Insurgentes 421 Loan..

-	On May 14, 2024, we received disbursement proceeds of U.S.$4.0 million pursuant to Tranche C of the GIC I Loan.

-
On May 20, 2024, Murano World S.A. de C.V. (a subsidiary of Murano PV), as lender, granted a loan of up to U.S.$1.85 million to ESAGRUP, as borrower, with a one-year maturity at an interest rate of SOFR 91 days plus a margin of 3%. The entry into this loan agreement by Murano World, S.A. de C.V. resulted in, and remains as a covenant breach under the GIC I Loan at this time, which prohibits the granting of loans by Murano World S.A. de C.V. The Murano Group has not formally requested, and does not intend to request, a waiver from the lenders under the GIC I Loan.  We cannot, however, assure you that a waiver, if requested, would be obtained.  See “Risk Factors—Risks Related to Murano's Business and Operating in the Hotel Industry—Our total current liabilities exceed the amount of the total current assets and have breached certain covenants under current indebtedness; as a result, if waivers are not obtained and/or renewed, lenders may accelerate and demand payment in full of such indebtedness, which has placed and may place significant doubt on our ability to continue as going concern,” “—We execute transactions with related parties that third parties could deem not to be arms’ length,” and “—We have a significant history of related party transactions, including a substantial amount of related party loans, and non-payment, or delayed payment, or payment on terms other than those originally entered into, may have a negative impact on our performance and our ability to operate” included herein.

-
On June 1, 2024, we failed to have in place certain financial derivatives to hedge variable interest rates under the GIC I Loan and, therefore, a covenant default occurred thereunder. On June 20, 2024, the Group received a waiver from the lenders under the GIC I Loan which effectively deferred our obligation to comply with the financial derivatives covenants until August 1, 2024. We cannot assure you that any subsequent waivers under the GIC I Loan, if requested, will be obtained.

-
On June 2, 2024, Claudia Sheinbaum, a climate scientist, and former mayor of Mexico City, won Mexico's presidential elections becoming the first woman to be elected president of Mexico. Ms. Sheinbaum, campaigned on a vow to continue the legacy of Mexico's current president and her mentor, Andrés Manuel López Obrador.

-
On July 11, 2024, Exitus and Sofoplus executed a letter agreement related to the 250C Trust (which secures the Sofoplus Loan and one of the Exitus Loans) whereby they agreed to revert the rights with respect to any and all cash flows previously conveyed to the estate of the irrevocable administration and alternative source of payment trust agreement (contrato de fideicomiso irrevocable de administración y fuente alterna de pago) number 250C dated May 31, 2022 (the "250C Trust") in favor of ES Agrupación, S. A. de C. V., Elias Sacal Cababie and Marcos Sacal Cohen, as  the settlors and extinguish the conveyance of such cash flows to the 250C Trust estate.

-	On May 14, 2024, we received disbursement proceeds of U.S.$4.0 million pursuant to Tranche C of the GIC I Loan.

-
On May 20, 2024, Murano World S.A. de C.V. (a subsidiary of Murano PV), as lender, granted a loan of up to U.S.$1.85 million to ESAGRUP, as borrower, with a one-year maturity at an interest rate of SOFR 91 days plus a margin of 3%. The entry into this loan agreement by Murano World resulted in, and remains as a covenant breach under the GIC I Loan, which prohibits the granting of loans by Murano World S.A. de C.V. The Murano Group has not formally requested, and does not intend to request, a waiver from the lenders under the GIC I Loan at this time. We cannot, however, assure you that a waiver, if requested, would be obtained.  See “Risk Factors --Risks Related to Murano's Business and Operating in the Hotel Industry --Our total current liabilities exceed the amount of the total current assets and have breached certain covenants under such indebtedness; as a result, if waivers are not obtained and/or renewed, lenders may accelerate and demand payment in full of such indebtedness, which has placed and may place significant doubt on our ability to continue as going concern,” “ --We execute transactions with related parties that third parties could deem not to be arms' length,” and “ --We have a significant history of related party transactions, including a substantial amount of related party loans, and non-payment, or delayed payment, or payment on terms other than those originally entered into, may have a negative impact on our performance and our ability to operate” included herein.

-
On June 1, 2024, we failed to have in place certain financial derivatives to hedge variable interest rates under the GIC I Loan and, therefore, a covenant default occurred thereunder. On June 20, 2024, the Group received a waiver from the lenders under the GIC I Loan which effectively deferred our obligation to comply with the financial derivatives covenants until August 1, 2024. We cannot assure you that any subsequent waivers under the GIC I Loan, if requested, will be obtained.

-
On June 2, 2024, Claudia Sheinbaum, a climate scientist, and former mayor of Mexico City, won Mexico's presidential elections becoming the first woman to be elected president of Mexico. Ms. Sheinbaum, campaigned on a vow to continue the legacy of Mexico's current president and her mentor, Andrés Manuel López Obrador.

-
On July 11, 2024, Exitus and Sofoplus executed a letter agreement related to the 250C Trust (which secures the Sofoplus Loan and one of the Exitus Loans) whereby they agreed to revert the rights with respect to any and all cash flows previously conveyed to the estate of the 250C Trust in favor of ES Agrupación, S. A. de C. V., Elias Sacal Cababie and Marcos Sacal Cohen, as  the settlors and extinguish the conveyance of such cash flows to the 250C Trust estate.

CERTAIN FINANCIAL PROJECTIONS AND OTHER PROJECTED METRICS OF THE GIC I HOTEL

For purposes of this “Certain Financial Projections and other Projected Metrics of the GIC I Hotel section and this section alone, “we” and “our” refer the Contrato de Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323, a Mexican irrevocable issuing, administration and payment trust formed pursuant to the laws of Mexico (the "Issuer Trust") unless otherwise specified or the context otherwise requires. The financial projections, projected metrics, and other forward-looking information, together with the underlying assumptions of such projections and information (collectively, the “Projections”) included herein may contain statements that reflect beliefs and expectations about the future, including with respect to the Projections regarding the GIC I Hotel, the Issuer Trust, and their expected performance. These Projections are based on a number of assumptions about the future, many of which are beyond our control. While these Projections might have been reasonable when formulated, they are subject to certain risks and uncertainties, including the potential effects of current or future events, that could cause actual results to differ materially from those contemplated by the relevant forward-looking statements and Projections. Accordingly, actual events and projected conditions may materially differ from the information included in this section. While any forward-looking statement or Projections contained in this section reflects our current views with respect to future events and projected conditions, we assume no obligation to update or revise these forward-looking statements or Projections for any reason. The inclusion of the projected financial information in this document should not be regarded as an indication that we consider the Projections to be a reliable prediction of future events. We make no representations as to the attainability of the Projections or other estimations of future results.

As the GIC I Hotel has had limited operations as of the date of this report, and the Dreams Hotel component of the GIC I Hotel is not yet operational, the forward-looking statements and Projections contained herein are not based on historical performance the Issuer Trust, the GIC I Hotel, any of the Guarantors, any member of the Murano Group, Murano PubCo, or any other person.

The tables and sections below set forth selected financial and other projected metrics from the Financial Model (together with certain assumptions) with respect to the years up to and including the year ending December 31, 2030. Actual future conditions and results, however, may vary substantially from financial and other projected metrics and the assumptions used in the Financial Model in determining such financial and other projected metrics, including with respect to both amount and timing. See "Assumptions for Projected Financial Data" included herein. Consequently, you should not place undue reliance on our financial projections or other projected metrics, including any assumptions used in creating such projections, as actual results may differ materially from those set forth herein.

The assumptions used by Murano Group management in the financial model regarding the GIC I Hotel, were based on certain assumptions and projections provided by HVS, including, among other things, Occupancy, ADR, RevPar and operating costs. Murano Group's management provided assumptions for capital expenditures, financing costs, and working capital related to the GIC I Hotel. When evaluating the Projections, you should also consider the limitations of these Projections, as the Projections included herein may turn out to be inaccurate or incomplete and may not reflect all risks associated with the operations and projects of the Issuer Trust or Murano Group.

The forward-looking statements and Projections included herein have been prepared by and are ultimately the responsibility of the Issuer Trust and Murano Group’s management.

We make no representation as to the reasonableness, accuracy, adequacy or completeness of our Financial Model, financial projections, assumptions or calculations or the HVS Narrative Appraisal Report. You should read our summary financial projections in conjunction with “Assumptions for Projected Financial Data”.

Non-IFRS Financial Measures

The tables below present “EBITDA,” which is a financial measure that our management uses to evaluate our performance. EBITDA is not presented in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”), and therefore we refer to this financial measure as a “non-IFRS financial measure.” EBITDA represents net (loss) profit for the period, excluding: (i) interest expense, (ii) income taxes and (iii) depreciation and amortization.

We believe EBITDA is useful to an investor in evaluating our operating performance because it provides investors with an indication of our ability to incur and service debt, to satisfy general operating expenses, to make capital expenditures and to fund other cash needs or reinvest cash into our business. We also believe it helps investors to meaningfully evaluate and compare the results of our operations from period to period by removing the effect of our asset base (primarily depreciation and amortization) from our operating results.

Non-IFRS financial measures, including EBITDA, have important limitations as analytical tools, and prospective investors should not consider them in isolation or as a basis or substitute for analysis of our results of operations or as an indicator of our operating performance or liquidity. EBITDA and similar measures are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. Prospective investors should exercise caution in comparing EBITDA as reported by us to EBITDA or other measures reported by other companies. EBITDA is not a measure of financial performance or liquidity under IFRS and should not be considered as an alternative to other indicators of our operating performance, cash flows or any other measure of performance derived in accordance with IFRS, such as operating results and cash flows from operating, financing and investing activities. Non-IFRS financial measures, including EBITDA, should be viewed as supplemental to, and not substitutive for, the Murano Group related combined statements of financial position, the combined statements of profit or loss and other comprehensive income, change in net assets, and cash flows for the years ended December 31, 2023 and 2022, prepared in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board ("Murano Group Combined 2023 Audited Financial Statements") and the Murano Group 2024 Interim Financial Statements included in the Murano PubCo Annual Report on Form 20-F (file number 001-41985) for the fiscal year ended December 31, 2023, filed with the SEC on May 1, 2024 ("Murano PubCo 2023 Annual Report on Form 20-F") and in this report. Because EBITDA is not prepared in accordance with IFRS, investors are cautioned not to place undue reliance on this information.

Key Performance Indicators

We use a variety of performance indicators and other information to evaluate the financial condition and operating performance of our business. These key indicators include financial information that is prepared in accordance with IFRS, as well as other financial information that is not prepared in accordance with IFRS. In addition, we use other information that may not be financial in nature, including statistical information and comparative data. We use this information to measure the performance of individual hotel properties, groups of hotel properties and/or our business as a whole. These key indicators include:

“Average Daily Rate” — “ADR” represents total room revenues divided by the total number of guestrooms occupied.
“Occupancy” — Occupancy represents the total number of guestrooms occupied divided by the total number of guestrooms available.
“Revenue Per Available Room” — “RevPAR” is the product of ADR and Occupancy.

ADR, Occupancy and RevPAR are commonly used measures within the hotel industry to evaluate operating performance. RevPAR is an important metric for monitoring operating performance at the individual hotel property level and across our business as a whole. We generally evaluate individual hotel RevPAR performance on an absolute basis with comparisons to budget and prior periods, as well as on a company-wide and market-by-market basis. ADR and RevPAR are based only on room revenue. Room revenue depends on demand (as measured by Occupancy), pricing (as measured by ADR), and our available supply of hotel guestrooms. Our ADR, Occupancy and RevPAR performance may be affected by macroeconomic factors such as personal income and corporate earnings, levels of discretionary spending, air travel and other business and leisure travel, new hotel property construction, the pricing strategies of competitors, and the impact and duration of any future pandemics, epidemics or similar health crises in Mexico and around the world. In addition, our ADR, Occupancy and RevPAR performance will be dependent on the success of the Hyatt and brand.

Projected Financial Data

The following tables set forth selected information from Murano Group management’s Financial Model in respect of the GIC I Hotel for the years up to and including the year ending December 31, 2030. The assumptions used by Murano Group’s management in the Financial Model regarding the GIC I Hotel were based on projections and assumptions provided by HVS and included in their Narrative Appraisal Report, together with limited historical data included in the Financial Model for 2024.

The intended purpose of the Financial Model is to provide forward-looking information regarding the possible (but not certain) performance of the GIC I Hotel, including the potential cash flows from the GIC I Hotel for the periods presented in the Financial Model. However, the Financial Model may prove to be incorrect, the assumptions underlying the model may prove to be inaccurate, and the future performance of the GIC I Hotel may be substantially and materially different than that presented in the Financial Model or the Projections. Further, the Financial Model may contain inaccuracies, inconsistencies, and other errors. While Murano Group’s management believes the Projections (and the associated Financial Model) are reasonable at the time made, investors should perform their own analysis (including with respect to the Financial Model).

HVS provided operational and financial assumptions including, among other things, Occupancy rates, ADR, RevPar and operating expenditures that form the basis of the assumptions in the Financial Model, as further discussed below and in the HVS Narrative Appraisal Report. As more fully discussed in the HVS Narrative Appraisal Report, HVS projected individual occupancy and room rates for both Vivid Hotel and Dreams Hotel, the two brands comprising GIC I Hotel, and then consolidated these metrics to derive combined financial projections for the GIC I Hotel. HVS' projections cover at least the first six years of operation of the GIC I Hotel. None of Murano Group, the Issuer Trust, the Initial Purchaser, or any other person, make any representation as to the reasonableness, accuracy, adequacy or completeness of the Financial Model, financial projections, assumptions or calculations or any content in the HVS Narrative Appraisal Report.

The key assumptions used by HVS and included in their report, which form the basis of Murano Group’s management Financial Model are further discussed below in the section entitled “Assumptions for Projected Financial Data” included herein.

In building the Financial Model, Murano Group's management provided additional assumptions for capital expenditures, financing costs, working capital related to the properties, and limited historical data related to the balance sheet. The key outputs from the Financial Model are as follows:

Key Performance Indicators

Projected key performance indicators based on the underlying Financial Model are as follows with strong occupancy and RevPar projected to drive robust revenues and profits.

Hotel EBITDA reflects the individual EBITDA of a hotel. Combined Hotel EBITDA comprises the total projected EBITDA of Vivid Hotel and Dreams Hotel

	For the Year Ended December 31,
	U.S.$mn
GIC I Hotel Combined	2024E	2025E	2026E	2027E	2028E	2029E	2030E
Total Revenue	$34.0	$101.3	$117.6	$129.1	$136.7	$142.5	$146.8
Combined Hotel EBITDA	$12.6	$39.2	$49.5	$56.8	$61.2	$64.3	$66.2
Occupancy %	56.6%	59.5%	68.4%	73.7%	76.0%	77.1%	77.1%
Average Daily Rate (ADR)	$369	$367	$378	$389	$400	$412	$424
Revenue Per Available Room (RevPar)	$209	$219	$258	$286	$304	$318	$327

Vivid Hotel	2024E	2025E	2026E	2027E	2028E	2029E	2030E
Total Revenue	$20.4	$44.5	$51.1	$55.5	$58.2	$60.3	$62.1
Hotel EBITDA	$8.0	$18.3	$22.6	$25.3	$26.8	$27.8	$28.7
Occupancy %	58.0%	63.0%	71.5%	76.0%	77.5%	78.0%	78.0%
Average Daily Rate (ADR)	$384	$390	$402	$413	$426	$439	$452
Revenue Per Available Room (RevPar)	$223	$246	$287	$314	$330	$342	$352

Dreams Hotel	2024E	2025E	2026E	2027E	2028E	2029E	2030E
Total Revenue	$13.6	$56.8	$66.5	$73.6	$78.5	$82.3	$84.7
Hotel EBITDA	$4.9	$21.12	$27.3	$31.8	$34.8	$36.8	$37.9
Occupancy %	54.8%	57.3%	66.4%	72.1%	75.1%	76.5%	76.5%
Average Daily Rate (ADR)	$348	$350	$361	$372	$383	$394	$406
Revenue Per Available Room (RevPar)	$190	$201	$240	$268	$287	$302	$311

Income Statement

	For the Year Ended December 31,
	U.S.$mn
Vivid Hotel	2024E	2025E	2026E	2027E	2028E	2029E	2030E
Vivid Hotel	20.4	44.5	51.1	55.5	58.2	60.3	62.1
Total Revenue	$20.4	$44.5	$51.1	$55.5	$58.2	$60.3	$62.1
Vivid Hotel	5.9	12.2	13.0	13.6	14.1	14.6	15.0
Total Departmental Expenses(1)	$5.9	$12.2	$13.0	$13.6	$14.1	$14.6	$15.0
Vivid Hotel	5.2	10.9	11.9	12.6	13.1	13.5	13.9
Total Undistributed Expenses(2)	$5.2	$10.9	$11.9	$12.6	$13.1	$13.5	$13.9
Gross Operating Profit	$9.3	$21.4	$26.2	$29.3	$31.0	$32.2	$33.1
Incentive Fees	1.0	2.2	2.6	2.9	3.0	3.1	3.2
Insurance & Property Taxes	0.4	0.9	1.1	1.1	1.1	1.2	1.2
Hotel EBITDA	$8.0	$18.3	$22.6	$25.3	$26.8	$27.8	$28.7

	For the Year Ended December 31,
	U.S.$mn
Dreams Hotel	2024E	2025E	2026E	2027E	2028E	2029E	2030E
Dreams Hotel	13.6	56.8	66.5	73.6	78.5	82.3	84.7
Total Revenue	$13.6	$56.8	$66.5	$73.6	$78.5	$82.3	$84.7
Dreams Hotel	4.0	16.3	17.4	18.4	19.1	19.8	20.4
Total Departmental Expenses(1)	$4.0	$16.3	$17.4	$18.4	$19.1	$19.8	$20.4
Dreams Hotel	3.8	15.6	17.1	18.3	19.2	19.9	20.5
Total Undistributed Expenses(2)	$3.8	$15.6	$17.1	$18.3	$19.2	$19.9	$20.5
Gross Operating Profit	$5.7	$24.9	$31.9	$36.9	$40.2	$42.5	$43.8
Incentive Fees	0.6	2.6	3.2	3.7	4.0	4.2	4.3
Insurance & Property Taxes	0.3	1.1	1.4	1.5	1.5	1.5	1.6
Hotel EBITDA	$4.9	$21.2	$27.3	$31.8	$34.8	$36.8	$37.9

	For the Year Ended December 31,
	U.S.$mn
GIC I Hotel Combined	2024E	2025E	2026E	2027E	2028E	2029E	2030E
GIC I Hotel	34.0	101.3	117.6	129.1	136.7	142.5	146.8
Total Revenue	$34.0	$101.3	$117.6	$129.1	$136.7	$142.5	$146.8
GIC I Hotel	9.9	28.5	30.5	32.0	33.3	34.4	35.4
Total Departmental Expenses(1)	$9.9	$28.5	$30.5	$32.0	$33.3	$34.4	$35.4
GIC I Hotel	9.0	26.5	29.0	30.9	32.3	33.5	34.5
Total Undistributed Expenses(2)	$9.0	$26.5	$29.0	$30.9	$32.3	$33.5	$34.5
Gross Operating Profit	$15.1	$46.2	$58.2	$66.2	$71.2	$74.7	$76.9
Incentive Fees	1.6	4.7	5.8	6.5	7.0	7.3	7.5
Insurance and Property Tax	0.6	2.0	2.5	2.6	2.6	2.7	2.8
Combined Hotel EBITDA	$12.9	$39.5	$49.9	$57.1	$61.6	$64.6	$66.6
Other Expenses(3)	0.3	0.3	0.3	0.3	0.3	0.3	0.3
EBITDA(4)	$12.6	$39.2	$49.5	$56.8	$61.2	$64.3	$66.2
Depreciation and Amortization	3.9	11.1	11.5	12.2	13.0	13.8	14.4
EBIT	$8.7	$28.1	$38.0	$44.6	$48.3	$50.5	$51.9
Interest Expense	30.1	29.8	29.5	28.8	28.1	27.3	26.4
Taxes	—	—	—	2.1	7.0	7.9	8.4
Net Income	$(21.4)	$(1.8)	$8.5	$13.7	$13.3	$15.4	$17.1

(1)	Total Departmental Expenses refers to direct operational costs associated with servicing rooms, cost of goods sold for food & beverage, and other operated departments expenses.
(2)
Total Undistributed Expenses refers to general corporate administrative expenses, marketing, property operations and maintenance expenses, utilities, and operator fees including management fee, incentive fee, marketing fee less any Gross Operating Profit guarantees.

(3)	Other Expenses includes property taxes, property insurance payments, bond maintenance costs, and issuer trust maintenance costs.
(4)	EBITDA is calculated as the gross operating profit less other expenses (as defined above)

Balance Sheet

	As of December 31,
	U.S.$mn
GIC I Hotel Combined	2024E	2025E	2026E	2027E	2028E	2029E	2030E
Cash & Cash Equivalents	41.0	50.1	67.4	89.8	111.8	136.7	163.8
GIC I Debt Service Reserve Account	31.5	31.5	31.5	31.5	31.5	31.5	31.5
Current Assets	52.5	53.2	53.8	54.1	54.4	54.6	54.7
VAT Receivables	0.1	0.1	0.1	0.1	0.1	0.1	0.1
Total Current Assets	$93.5	$103.4	$121.3	$144.0	$166.3	$191.4	$218.6
Net PP&E and Investments	$618.9	610.4	602.3	594.5	586.5	577.8	568.7
Net Bond Issuance Cost	5.4	4.5	3.6	2.8	1.9	1.1	0.2
Total Assets	$717.8	$718.3	$727.2	$741.2	$754.7	$770.3	$787.5
Current Liabilities	9.0	11.2	11.6	11.9	12.2	12.3	12.5
Other Loans	4.1	4.1	4.1	4.1	4.1	4.1	4.1
Deferred Tax Liability	0.3	0.3	0.3	0.3	0.3	0.3	0.3
Senior Secured Notes	300.0	300.0	300.0	300.0	300.0	300.0	300.0
Total Liabilities	$313.3	$315.6	$316.0	$316.3	$316.5	$316.7	$316.9
Equity	404.5	402.7	411.2	424.9	438.1	453.5	470.6
Total Liabilities + Equity	$717.8	$718.3	$727.2	$741.2	$754.7	$770.3	$787.5

Cash Flow Summary

	For the Year Ended December 31,
	U.S.$mn
	2024E	2025E		2026E		2027E		2028E		2029E		2030E
Revenues	34.0	101.3		117.6		129.1		136.7		142.5		146.8
Departmental Expenses	(9.9)	(28.5)		(30.5)		(32.0)		(33.3)		(34.4)		(35.4)
Undistributed Expenses	(8.0)	(23.5)		(25.5)		(27.0)		(28.2)		(29.2)		(30.1)
Management Fees	(1.0)	(3.0)		(3.5)		(3.9)		(4.1)		(4.3)		(4.4)
Gross Operating Profit	15.1	46.2		58.2		66.2		71.2		74.7		76.9
Incentive Fees	(1.6)	(4.7)		(5.8)		(6.5)		(7.0)		(7.3)		(7.5)
Insurance & PropertyTaxes	(0.6)	(2.0)		(2.5)		(2.6)		(2.6)		(2.7)		(2.8)
Combined Hotel EBITDA	12.9	39.5		49.9		57.1		61.6		64.6		66.6
Bond Maintenance Expenses	(0.3)	(0.3)		(0.3)		(0.3)		(0.3)		(0.3)		(0.3)
EBITDA after Bond Expenses	12.6	39.2		49.5		56.8		61.2		64.3		66.2
Interest Expense	(11.0)	-		-		-		-		-		-
Interest Gain	0.7	1.7		2.0		2.7		3.4		4.2		5.1
Income Taxes	-	-		-		(2.1)		(7.0)		(7.9)		(8.4)
∆ in Working Capital	(2.8)	1.5		(0.1)		(0.1)		(0.1)				(0.0)
Cash From Operations	(0.5)	42.3		51.4		57.3		57.7		60.7		62.9
FF&E Reserve	(0.5)	(1.7)		(2.6)		(3.5)		(4.1)		(4.3)		(4.4)
Bancomext IVA Line Drawdown	12.0	-		-		-		-		-		-
Other Items(1)	28.4	-		-		-		-		-		-
Cash Flow Before Bond Proceeds	39.3	40.6		48.8		53.8		53.6		56.4		58.5
Bond Proceeds	300.0	-		-		-		-		-		-
Syndicate Loan Repayment	(243.7)	-		-		-		-		-		-
IVA Loan Repayment	(12.1)	-		-		-		-		-		-
Debt Service Reserve Account (DSRA) Funding	(15.0)	-		-		-		-		-		-
Working Capital	(10.0)	-		-		-		-		-		-
Opening Contingencies	(13.2)	-		-		-		-		-		-
Bond Transaction Expenses	(6.0)	-		-		-		-		-		-
Cash Flow Available for Debt Service	39.3	40.6		48.8		53.8		53.6		56.4		58.5
Bond Coupon Payments	(15.8)	(31.5)		(31.5)		(31.5)		(31.5)		(31.5)		(31.5)
Cash Flow Available after Debt Service (CFADS)	23.6	9.1		17.3		22.3		22.1		24.9		27.0
DSRA Top-Up	(16.5)	-		-		-		-		-		-
Cash Flow Available after DSRA Top-Up	7.1	9.1		17.3		22.3		22.1		24.9		27.0
Excess Cash Transfer	-	-		(1.6)		(6.6)		(6.3)		(9.2)		(11.3)
Free Cash Flow	7.1	16.2		31.9		47.7		63.4		79.2		94.9
Opening Cash Balance	2.4	41.0		50.1		67.4		89.8		111.8		136.7
Closing Cash Balance (incl. DSRA)	41.0	50.1		67.4		89.8		111.8		136.7		163.8

Annualized DSCR	NA	1.29	x	1.55	x	1.71	x	1.70	x	1.79	x	1.86	x
Cash Threshold	NA	1.50	x	1.50	x	1.50	x	1.50	x	1.50	x	1.50	x
Excess Cash above Threshold	NA	(0.21	)x	0.05	x	0.20	x	0.20	x	0.29	x	0.36	x
Annualized DSCR + DSRA	NA	2.29	x	2.55	x	2.71	x	2.70	x	2.79	x	2.86	x
DSRA, USSmn	31.5	31.5		31.5		31.5		31.5		31.5		31.5

(1)	Includes VAT recovery from SAT and Profit/(Loss) on closure of derivative instrument.

Contractual Obligations

The Murano Group expects contingent costs to arise for fit-out or related matters to ensure the Dreams Hotel is prepared for opening.

ASSUMPTIONS FOR PROJECTED FINANCIAL DATA

The Murano Group is an international development corporate group with extensive experience in the structuring, development and assessment of industrial, residential, corporate office, and hotel projects in Mexico with a vision to create competitive and leading investment vehicles for the acquisition, consolidation, operation, and development of real estate assets. We also provide comprehensive services, including the execution, construction, management, and operation of a wide variety of industrial, business, tourism, and medical real estate projects, among others. We have a national footprint and international outreach aimed at institutional real estate investors.

GIC I Hotel

The GIC I Hotel is comprised of:

Vivid Hotel: the Vivid Hotel, operated by Hyatt through Hyatt Inclusive Collection, is part of the GIC I Hotel in Cancun and is located on Lot 1. Recently opened and operational since April 2024, the Vivid Hotel is an adult-only brand all-inclusive hotel categorized as five-star upper scale with 400 rooms and several amenities, including one main buffet, one coffee shop, the vantage club for VIPs, seven specialty restaurants, six bars, gym, spa, a retail shop, and space for meetings and events, including both indoor space and outdoor space on a terrace overlooking both the lagoon and the golf course.

The Beach Club is part of the GIC Complex in Cancun and commenced operations in April 2024. The Beach Club provides services to the Vivid Hotel pursuant to a Lease Agreement between Murano World and the Operator Guarantor under which rent payments are paid as part of the operational expenses of the GIC I Hotel. The Beach Club is expected to provide services to future hotels located in the GIC Complex, including the Dreams Hotel (expected to be operational in the fourth quarter of 2024). The cash flows of the Vivid Hotel (and the Dreams Hotel, once completed) derived from subleases and hotel guest patronage of the Beach Club will deposited in the Operating Accounts together with all other GIC I Hotel cash flows and a portion will be used to pay the GIC I Hotel’s operating expenses in accordance with the GIC I Hotel Management Agreement which include, among others, rent payments due from the Operator Guarantor as lessee to Murano World as lessor under the Beach Club Lease Agreement. In turn, during the first seven years of the term of the Beach Club Lease Agreement those rent payments will be made directly to ALG Servicios Financieros Mexico, S.A. de C.V., SOFOM, E.N.R., a Hyatt entity, as lender (“ALG”) and applied to pay the unpaid balance of Murano World as borrower under the Beach Club Loan Agreement.

Further, the Vivid Hotel and the Dreams Hotel will share a spa to be constructed and located on Lot 2, next to Lot 1.

Dreams Hotel: the Dreams Hotel, is part of the GIC I Hotel in Cancun located on Lot 1 and will be operated by AMR Operaciones MX, S. de R.L. de C.V., a Hyatt entity, through the Hyatt Inclusive Collection. With the hotel’s core and structure having been completed as of the date hereof, the hotel’s “fit-out” is in process, the Dreams Hotel is expected to be open and operational in the fourth quarter of 2024. The Dreams Hotel will be a family-friendly brand hotel expected to be categorized as five-star upper scale with 616 rooms and several amenities, including a main buffet, coffee shop, a preferred club for VIPs, four specialty restaurants, nine bars, gym, spa, a retail shop, and sports amenities including two pickleball courts and two paddle tennis courts.

The construction and development of the GIC I Hotel was partially financed with the GIC I Loan, a syndicated secured mortgage loan entered into by the GIC I Trust, as borrower, and Operadora GIC I, Murano World and Operadora GIC II, as joint obligors, with Sabadell, as administrative agent and collateral agent, and Sabcapital, CaixaBank, Bancomext, Nafin, Avantta Sentir Común, S. A. de C.V., and SOFOM, E.N.R., as lenders, with the appearance of Murano PV, Elias Sacal Cababie, and the Murano 3224 Trust, in an aggregate amount of U.S.$239,811,149.50 at an interest rate of term SOFR for a period of three months + 4.0116% margin, and maturing on February 5, 2033 (as amended, supplemented and/or restated from time to time, the “GIC I Loan” ). As of March 31, 2024, the outstanding principal amount of the GIC I Loan was Ps.$3,932.9 million (U.S.$235.8 million), bearing interest as of March 31, 2024 at 9.33%.

The Vivid Hotel began operations in April 2024, and assuming approximately four years of gradually increasing Occupancy levels and ADR per room, it is expected to reach stabilization with a 77.0% Occupancy level and a U.S.$419.52 ADR per room in the second quarter of 2028. Thereafter, we assume that Occupancy levels will remain stable, while ADR per room will grow at an inflation-linked rate.

The Dreams Hotel is nearing completion and expected to begin operations in the fourth quarter of 2024, and assuming approximately four years of gradually increasing its Occupancy levels and ADR per room, it is expected to reach stabilization with an 76.5% Occupancy level and a U.S.$391.15 ADR per room in the fourth quarter of 2028. Thereafter, we assume that Occupancy levels will remain stable, with ADR per room growing at an annual inflation-linked rate.

Summary Assumptions

The following tables set forth selected information from our Financial Model and its assumptions in respect to the years up to and including the year ending December 31, 2030. The assumptions used by management in the Financial Model regarding the GIC I Hotel were based on projections provided by HVS and included in their Narrative Appraisal Report, together with limit historical data included in the projections for 2024.

HVS provided operational and financial assumptions including, among other things, Occupancy Rates, ADR, RevPar and operating expenditures that form the basis of the assumptions in the Financial Model. Murano’s management provided assumptions for capital expenditures, financing costs, and working capital related to the properties, and limited historical data related to the balance sheet.

HVS projected individual occupancy and room rates for both Vivid and Dreams, the two brands comprising GIC I Hotel, and then consolidated these metrics to derive combined financial projections for the GIC I Hotel. Their projections cover the first six years of operation of the property.

HVS projections also incorporate assumptions around potential future commission payments by Unlimited Vacation Club ("UVC") to the Operator Guarantor as part of the GIC I Hotel Management Agreement resulting from Hyatt’s operation of their UVC. These commissions represent a payment by UVC to the Murano Group of 15% of total UVC revenue. UVC revenues are derived by Hyatt from the GIC I Hotel guests and other external visitors. Larger hotels and those catering to families tend to generate higher UVC sales, with hotel owners earning a commission on total sales and not just hotel guests. With GIC I Hotel located in the Cancun Hotel Zone and just 15 minutes from the airport, the potential for UVC sales and related commissions in connection with the GIC I Hotel is strong, but at this early-stage the Murano management team has decided not to include any UVC Commission projections in its financial model, representing potential future upside.

HVS calculated annual projected figures for the GIC I Hotel based on hotel opening dates. Therefore, for the Vivid Hotel which opened on April 1, 2024, HVS projections cover the years ending in March, such that Vivid Hotel projections for the first year from 2024 to 2025 are for the year commencing on April 1, 2024 and ending on March 31, 2025. For the Dreams Hotel, which is projected to open on October 1, 2024, HVS projections cover the years ending in September, consequently the Dreams Hotel projections for the first year from 2024 to 2025 are for the year commencing on October 1, 2024 and ending on September 30, 2025.

The key assumptions used by HVS and included in their report and forming the basis of Murano Group’s financial model are as follows (figure references correspond to the numbered tables in the HVS Narrative Appraisal Report):

Projected rooms revenue metrics for each hotel component (Figures 1-1 and 1-2)

FIGURE 1-1

GIC I HOTEL – DREAMS HOTEL COMPONENT: PROJECTED ROOMS REVENUE METRICS

	Occupancy		Average Rate		RevPAR
Year	Total	% Change	Total	% Change	Total	% Change
2024/25	54.8%	—	$347.53	—	$190.43	—
2025/26	64.8%	18.3%	$357.95	3.0%	$232.07	21.9%
2026/27	71.3%	10.0%	$368.69	3.0%	$262.86	13.3%
2027/28	74.6%	4.7%	$379.75	3.0%	$283.37	7.8%
Stabilized	76.5%	2.6%	$391.14	3.0%	$299.33	5.6%

FIGURE 1-2

GIC I HOTEL –VIVID HOTEL COMPONENT: PROJECTED ROOMS REVENUE METRICS

	Occupancy		Average Rate		RevPAR
Year	Total	% Change	Total	% Change	Total	% Change
2024/25	58.0%	—	$383.92	—	$222.67	—
2025/26	68.0%	17.2%	$395.44	3.0%	$268.90	20.8%
2026/27	75.0%	10.3%	$407.30	3.0%	$305.47	13.6%
2027/28	77.0%	2.7%	$419.52	3.0%	$323.03	5.7%
Stabilized	78.0%	1.3%	$432.10	3.0%	$337.04	4.3%

Forecast of Subject Property’s Market Occupancy (Figure 6-19 (Vivid Hotel) and Figure 6-29 (Dreams Hotel))

FIGURE 6-19

VIVID HOTEL COMPONENT - FORECAST OF MARKET OCCUPANCY

	Projected
	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Wholesale
Base Demand	909,410	1,018,540	1,100,023	1,166,024	1,235,986	1,273,065	1,311,257	1,350,595	1,391,113	1,432,846	1,475,832
Unaccommodated Demand	—	—	—	—	—	—	—	—	—	—	—
Induced Demand		22,572	48,498	78,896	101,356	114,302	117,215	120,027	121,483	121,483	121,483
Total Demand	909,410	1,041,112	1,148,521	1,244,920	1,337,342	1,387,367	1,428,472	1,470,622	1,512,596	1,554,329	1,597,315
Growth Rate		14.5%	10.3%	8.4%	7.4%	3.7%	3.0%	3.0%	2.9%	2.8%	2.8%
Meeting and Group
Base Demand	291,189	363,986	400,384	432,415	467,008	481,019	495,449	510,313	525,622	541,391	557,632
Unaccommodated Demand	—	—	—	—	—	—	—	—	—	—	—
Induced Demand		1,179	2,456	4,536	6,414	7,321	7,570	7,787	7,912	7,912	7,912
Total Demand	291,189	365,165	402,840	436,951	473,422	488,339	503,019	518,100	533,534	549,303	565,545
Growth Rate		25.4%	10.3%	8.5%	8.3%	3.2%	3.0%	3.0%	3.0%	3.0%	3.0%
FIT
Base Demand	236,427	278,984	301,302	319,381	338,543	348,700	359,161	369,936	381,034	392,465	404,239
Unaccommodated Demand	—	—	—	—	—	—	—	—	—	—	—
Induced Demand		806	1,732	2,972	3,934	4,458	4,583	4,703	4,766	4,766	4,766
Total Demand	236,427	279,790	303,034	322,352	342,478	353,157	363,743	374,639	385,799	397,230	409,004
Growth Rate		18.3%	8.3%	6.4%	6.2%	3.1%	3.0%	3.0%	3.0%	3.0%	3.0%
Totals
Base Demand	1,437,026	1,661,509	1,801,710	1,917,820	2,041,537	2,102,783	2,165,867	2,230,843	2,297,768	2,366,701	2,437,702
Unaccommodated Demand	—	—	—	—	—	—	—	—	—	—	—
Induced Demand		24,557	52,686	86,404	111,704	126,080	129,367	132,517	134,161	134,161	134,161
Total Demand	1,437,026	1,686,066	1,854,395	2,004,224	2,153,241	2,228,864	2,295,234	2,363,360	2,431,929	2,500,862	2,571,863
less: Residual Demand	-	18,461	3,677	-	-	5,663	19,668	55,060	109,365	178,298	249,299
Total Accommodated Demand	1,437,026	1,667,605	1,850,718	2,004,224	2,153,241	2,223,201	2,275,567	2,308,300	2,322,564	2,322,564	2,322,564
Overall Demand Growth	2.9%	16.0%	11.0%	8.3%	7.4%	3.2%	2.4%	1.4%	0.6%	0.0%	0.0%
Market Mix
Wholesale	63%	62%	62%	62%	62%	62%	62%	62%	62%	62%	62%
Meeting and Group	20%	22%	22%	22%	22%	22%	22%	22%	22%	22%	22%
FIT	16%	17%	16%	16%	16%	16%	16%	16%	16%	16%	16%
Existing Hotel Supply	5,437	5,293	5,157	5,157	5,157	5,157	5,157	5,157	5,157	5,157	5,157
Proposed Hotels
Grand Island Cancun Resort Phase I	1	265	400	400	400	400	400	400	400	400	400
Proposed Live Aqua Riviera Maya	[2]			186	316	316	316	316	316	316	316
Proposed Ava Resort Cancún (ex Hard Rock Riviera)	[3]	211	361	361	361	361	361	361	361	361	361
Proposed Grand Palladium Costa Mujeres Fase II	[4]			389	389	389	389	389	389	389	389
Proposed All-Inclusive Grand Island Resort Phase II, Adults-Only	[5]				456	456	456	456	456	456	456
Proposed W Hotel Costa Mujeres All-Inclusive	[6]			90	90	90	90	90	90	90	90
Proposed JW Marriott Costa Mujeres All-Inclusive	[7]			85	85	85	85	85	85	85	85
Proposed Secrets Playa Blanca	[8]	326	355	355	355	355	355	355	355	355	355
Proposed Excellence Coral	[9]	27	315	315	315	315	315	315	315	315	315

Change to Existing Hotels
Grand Island Cancun Resort Phase I	A	133	200	200	200	200	200	200	200	200	200
Grand Island Cancun Resort Phase I	B	40	80	80	80	80	80	80	80	80	80

Available Room Nights per Year	1,984,505	2,297,676	2,506,601	2,780,207	2,994,424	2,994,424	2,994,424	2,994,424	2,994,424	2,994,424	2,994,424
Nights per Year	365	365	365	365	365	365	365	365	365	365	365
Total Supply	5,437	6,295	6,867	7,617	8,204	8,204	8,204	8,204	8,204	8,204	8,204
Rooms Supply Growth		15.8%	9.1%	10.9%	7.7%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Marketwide Occupancy	72.4%	72.6%	73.8%	72.1%	71.9%	74.2%	76%	77%	78%	78%	78%
1	Opening in April 2024 of the 100% competitive, 120-room Grand Island Cancun Resort Phase I
2	Opening in June 2026 of the 70% competitive, 452-room Proposed Live Aqua Riviera Maya
3	Opening in June 2024 of the 70% competitive, 515-room Proposed Ava Resort Cancún (ex Hard Rock Riviera)
4	Opening in January 2026 of the 70% competitive, 556-room Proposed Grand Palladium Costa Mujeres Fase II
5	Opening in January 2027 of the 80% competitive, 570-room Proposed All-Inclusive Grand Island Resort Phase II, Adults-Only
6	Opening in January 2026 of the 30% competitive, 300-room Proposed W Hotel Costa Mujeres All-Inclusive
7	Opening in January 2026 of the 30% competitive, 283-room Proposed JW Marriott Costa Mujeres All-Inclusive
8	Opening in February 2024 of the 70% competitive, 507-room Proposed Secrets Playa Blanca
9	Opening in December 2024 of the 70% competitive, 450-room Proposed Excellence Coral
A	Change of room count in May 2024 of the 100% competitive, Grand Island Cancun Resort Phase I
B	Change of room count in July 2024 of the 100% competitive, Grand Island Cancun Resort Phase I

FIGURE 6-29

DREAMS HOTEL COMPONENT - FORECAST OF MARKET OCCUPANCY

	Projected
	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Wholesale
Base Demand	1,616,166	1,971,723	2,099,884	2,225,878	2,359,430	2,442,010	2,515,271	2,590,729	2,668,451	2,748,504	2,830,959
Induced Demand		51,454	109,753	201,983	281,640	309,323	328,315	333,466	333,466	333,466	333,466
Total Demand	1,616,166	2,023,177	2,209,637	2,427,861	2,641,070	2,751,333	2,843,586	2,924,195	3,001,916	3,081,970	3,164,425
Growth Rate		25.2%	9.2%	9.9%	8.8%	4.2%	3.4%	2.8%	2.7%	2.7%	2.7%
Meeting and Group
Base Demand	411,326	493,591	538,014	575,675	615,973	637,532	656,658	676,358	696,648	717,548	739,074
Induced Demand		3,675	7,839	14,427	20,117	22,094	23,451	23,819	23,819	23,819	23,819
Total Demand	411,326	497,267	545,854	590,103	636,090	659,626	680,109	700,176	720,467	741,367	762,893
Growth Rate		20.9%	9.8%	8.1%	7.8%	3.7%	3.1%	3.0%	2.9%	2.9%	2.9%
FIT
Base Demand	183,405	223,754	236,061	246,684	257,784	266,807	274,811	283,055	291,547	300,293	309,302
Induced Demand		3,675	7,839	14,427	20,117	22,094	23,451	23,819	23,819	23,819	23,819
Total Demand	183,405	227,430	243,900	261,111	277,901	288,901	298,262	306,874	315,366	324,112	333,121
Growth Rate		24.0%	7.2%	7.1%	6.4%	4.0%	3.2%	2.9%	2.8%	2.8%	2.8%
Totals
Base Demand	2,210,897	2,689,068	2,873,960	3,048,237	3,233,187	3,346,349	3,446,739	3,550,142	3,656,646	3,766,345	3,879,336
Induced Demand		58,805	125,432	230,838	321,874	353,512	375,217	381,104	381,104	381,104	381,104
Total Demand	2,210,897	2,747,873	2,999,392	3,279,075	3,555,061	3,699,860	3,821,956	3,931,245	4,037,750	4,147,449	4,260,439
less: Residual Demand	—	110,156	5,223	—	—	—	—	—	7,278	20,301	68,194
Total Accommodated Demand	2,210,897	2,637,717	2,994,168	3,279,075	3,555,061	3,699,860	3,821,956	3,931,245	4,030,472	4,127,148	4,192,245
Overall Demand Growth	3.7%	19.3%	13.5%	9.5%	8.4%	4.1%	3.3%	2.9%	2.5%	2.4%	1.6%
Market Mix
Wholesale	73.1%	73.6%	73.7%	74.0%	74.3%	74.4%	74.4%	74.4%	74.3%	74.3%	74.3%
Meeting and Group	18.6%	18.1%	18.2%	18.0%	17.9%	17.8%	17.8%	17.8%	17.8%	17.9%	17.9%
FIT	8.3%	8.3%	8.1%	8.0%	7.8%	7.8%	7.8%	7.8%	7.8%	7.8%	7.8%
Existing Hotel Supply		7,856	7,856	7,856	7,856	7,856	7,856	7,856	7,856	7,856	7,856
Proposed Hotels
Grand Island Cancun Resort Phase I	[1]	155	616	616	616	616	616	616	616	616	616
Proposed Ava Resort Cancún (ex Hard Rock Riviera)	[2]	705	1,202	1,202	1,202	1,202	1,202	1,202	1,202	1,202	1,202
Proposed Grand Palladium Costa Mujeres Fase II	[3]			1,298	1,298	1,298	1,298	1,298	1,298	1,298	1,298
Proposed All-Inclusive Grand Island Resort Phase II, Family Oriented I	[4]				458	458	458	458	458	458	458
Proposed Grand Fiesta Americana Cancún Riviera	[5]			246	420	420	420	420	420	420	420
Proposed All-Inclusive Grand Island Resort Phase II, Family Oriented II	[6]				343	343	343	343	343	343	343
Proposed All-Inclusive Grand Island Resort Phase II, Family Oriented III	[7]				343	343	343	343	343	343	343
Proposed Corasol All-Inclusive Resort, Family Oriented	[8]				200	200	200	200	200	200	200
Proposed W Hotel Costa Mujeres All-Inclusive	[9]			150	150	150	150	150	150	150	150
Proposed JW Marriott Costa Mujeres All-Inclusive	[10]			141	142	142	142	142	142	142	142
Proposed Kimpton Hacienda Tres Ríos Resort, Spa & Nature Park	[11]	86	128	128	128	128	128	128	128	128	128
Proposed Marriott Cancún All-Inclusive Conversion	[12]	164	280	280	280	280	280	280	280	280	280
Proposed Hilton Mar Caribe	[13]	378	378	378	378	378	378	378	378	378	378
Conversion Royal Islander Cancún	[14]			258	258	258	258	258	258	258	258

Available Room Nights per Year	2,867,477	3,410,483	3,817,718	4,581,972	5,135,952	5,135,952	5,135,952	5,135,952	5,135,952	5,135,952	5,135,952
Nights per Year	365	365	365	365	365	365	365	365	365	365	365
Total Supply	7,856	9,344	10,460	12,553	14,071	14,071	14,071	14,071	14,071	14,071	14,071
Rooms Supply Growth		18.9%	11.9%	20.0%	12.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Marketwide Occupancy	77.1%	77.3%	78.4%	71.6%	69.2%	72.0%	74.4%	76.5%	78.5%	80.4%	81.6%

1	Opening in October 2024 of the 100% competitive, 616-room Grand Island Cancun Resort Phase I
2	Opening in June 2024 of the 70% competitive, 1717-room Proposed Ava Resort Cancún (ex Hard Rock Riviera)
3	Opening in January 2026 of the 70% competitive, 1854-room Proposed Grand Palladium Costa Mujeres Fase II
4	Opening in January 2027 of the 80% competitive, 572-room Proposed All-Inclusive Grand Island Resort Phase II, Family Oriented I
5	Opening in June 2026 of the 70% competitive, 600-room Proposed Grand Fiesta Americana Cancún Riviera
6	Opening in January 2027 of the 80% competitive, 429-room Proposed All-Inclusive Grand Island Resort Phase II, Family Oriented II
7	Opening in January 2027 of the 80% competitive, 429-room Proposed All-Inclusive Grand Island Resort Phase II, Family Oriented III
8	Opening in January 2027 of the 40% competitive, 500-room Proposed Corasol All-Inclusive Resort, Family Oriented
9	Opening in January 2026 of the 50% competitive, 300-room Proposed W Hotel Costa Mujeres All-Inclusive
10	Opening in January 2026 of the 50% competitive, 283-room Proposed JW Marriott Costa Mujeres All-Inclusive
11	Opening in May 2024 of the 50% competitive, 255-room Proposed Kimpton Hacienda Tres Ríos Resort, Spa & Nature Park
12	Opening in June 2024 of the 70% competitive, 400-room Proposed Marriott Cancún All-Inclusive Conversion
13	Opening in January 2024 of the 70% competitive, 540-room Proposed Hilton Mar Caribe
14	Opening in January 2026 of the 70% competitive, 369-room Conversion Royal Islander Cancún

Forecast of Income and Expense (Figure 10-6 (Vivid) and 10-7 (Dreams))

This forecast draws together the HVS review and analysis into a series of detailed projections for the Vivid Hotel and Dreams Hotel as follows:

FIGURE 10-6

TEN-YEAR FORECAST OF INCOME AND EXPENSE –VIVID HOTEL

	2024/25[1]		2025/26		2026/27		2027/28		2028/29		2029/30		2030/31		2031/32		2032/33		2033/34
Number of Rooms:	400		400		400		400		400		400		400		400		400		400
Occupied Rooms:	84,680		99,280		109,500		112,420		113,880		113,880		113,880		113,880		113,880		113,880
Occupancy:	58%		68%		75%		77%		78%		78%		78%		78%		78%		78%
Average Rate:	383.92		395.44		407.30		419.52		432.10	%of	445.07		458.42	%of	472.17		486.34		500.93
RevPAR:	222.67	%of Gross	268.90	%of Gross	305.47	%of Gross	323.03	%of Gross	337.04	%of Gross	347.15	%of Gross	357.57	%of Gross	368.29	%of Gross	379.34	%of Gross	390.72	%of Gross
OPERATING REVENUE
Rooms	32,510	79.6%	39,259	81.5%	44,599	82.5%	47,162	82.8%	49,208	82.9%	50,684	82.9%	52,205	82.9%	53,771	82.9%	55,384	82.9%	57,046	82.9%
Other Operated Departments	5,480	13.4%	5,880	12.2%	6,226	11.5%	6,463	11.3%	6,682	11.3%	6,883	11.3%	7,089	11.3%	7,302	11.3%	7,521	11.3%	7,746	11.3%
Beach Club	2,850	7.0%	3,058	6.3%	3,237	6.0%	3,361	5.9%	3,475	5.9%	3,579	5.9%	3,686	5.9%	3,797	5.9%	3,911	5.9%	4,028	5.9%
Total Operating Revenues	40,840	100.0%	48,196	100.0%	54,062	100.0%	56,985	100.0%	59,365	100.0%	61,146	100.0%	62,980	100.0%	64,870	100.0%	66,816	100.0%	68,821	100.0%
DEPARTMENTAL EXPENSES*
Rooms	3,924	12.1%	4,272	10.9%	4,567	10.2%	4,753	10.1%	4,921	10.0%	5,068	10.0%	5,220	10.0%	5,377	10.0%	5,538	10.0%	5,705	10.0%
Food & Beverage	4,339	N/A	4,680	N/A	4,973	N/A	5,168	N/A	5,346	N/A	5,506	N/A	5,671	N/A	5,841	N/A	6,017	N/A	6,197	N/A
Other Operated Departments	1,740	31.8%	1,813	30.8%	1,883	30.2%	1,944	30.1%	2,005	30.0%	2,065	30.0%	2,127	30.0%	2,191	30.0%	2,256	30.0%	2,324	30.0%
Beach Club	1,810	63.5%	1,886	61.7%	1,958	60.5%	2,022	60.2%	2,085	60.0%	2,147	60.0%	2,212	60.0%	2,278	60.0%	2,346	60.0%	2,417	60.0%
Total Expenses	11,812	28.9%	12,652	26.3%	13,382	24.8%	13,886	24.4%	14,356	24.2%	14,787	24.2%	15,230	24.2%	15,687	24.2%	16,158	24.2%	16,643	24.2%
DEPARTMENTAL INCOME	29,028	71.1%	35,544	73.7%	40,681	75.2%	43,099	75.6%	45,009	75.8%	46,359	75.8%	47,750	75.8%	49,182	75.8%	50,658	75.8%	52,178	75.8%
UNDISTRIBUTED OPERATING EXPENSES
Administrative & General	2,715	6.6%	2,880	6.0%	3,027	5.6%	3,136	5.5%	3,239	5.5%	3,336	5.5%	3,436	5.5%	3,539	5.5%	3,645	5.5%	3,755	5.5%
Info & Telecom Systems	551	1.3%	584	1.2%	614	1.1%	636	1.1%	657	1.1%	677	1.1%	697	1.1%	718	1.1%	740	1.1%	762	1.1%
Marketing	2,450	6.0%	2,892	6.0%	3,244	6.0%	3,419	6.0%	3,562	6.0%	3,669	6.0%	3,779	6.0%	3,892	6.0%	4,009	6.0%	4,129	6.0%
Prop. Operations & Maint.	1,771	4.3%	1,879	3.9%	1,974	3.7%	2,045	3.6%	2,112	3.6%	2,176	3.6%	2,241	3.6%	2,308	3.6%	2,377	3.6%	2,449	3.6%
Utilities	1,653	4.0%	1,753	3.6%	1,843	3.4%	1,909	3.3%	1,972	3.3%	2,031	3.3%	2,092	3.3%	2,154	3.3%	2,219	3.3%	2,286	3.3%
Total Expenses	9,141	22.2%	9,989	20.7%	10,702	19.8%	11,145	19.5%	11,542	19.5%	11,888	19.5%	12,245	19.5%	12,612	19.5%	12,991	19.5%	13,380	19.5%
GROSS OPERATING PROFIT	19,888	48.7%	25,556	53.0%	29,978	55.5%	31,954	56.1%	33,467	56.4%	34,471	56.4%	35,505	56.4%	36,570	56.4%	37,667	56.4%	38,798	56.4%
Management Fee	1,225	3.0%	1,446	3.0%	1,622	3.0%	1,710	3.0%	1,781	3.0%	1,834	3.0%	1,889	3.0%	1,946	3.0%	2,004	3.0%	2,065	3.0%
INCOME BEFORE NON-OPR. INC. & EXP.	18,663	45.7%	24,110	50.0%	28,357	52.5%	30,244	53.1%	31,686	53.4%	32,636	53.4%	33,616	53.4%	34,624	53.4%	35,663	53.4%	36,733	53.4%
NON-OPERATING INCOME & EXPENSE
Property Taxes	257	0.6%	520	1.1%	535	1.0%	551	1.0%	568	1.0%	585	1.0%	603	1.0%	621	1.0%	639	1.0%	659	1.0%
Insurance	519	1.3%	535	1.1%	551	1.0%	567	1.0%	584	1.0%	602	1.0%	620	1.0%	639	1.0%	658	1.0%	678	1.0%
UVC Commissions	(2,000)	(4.9)%	(2,060)	(4.3)%	(2,122)	(3.9)%	(2,185)	(3.8)%	(2,251)	(3.8)%	(2,319)	(3.8)%	(2,388)	(3.8)%	(2,460)	(3.8)%	(2,534)	(3.8)%	(2,610)	(3.8)%
Incentive Management Fee	1,927	4.7%	2,415	5.0%	2,804	5.2%	2,960	5.2%	3,100	5.2%	3,193	5.2%	3,289	5.2%	3,388	5.2%	3,489	5.2%	3,594	5.2%
Total Expenses	704	1.7%	1,410	2.9%	1,769	3.3%	1,894	3.4%	2,002	3.4%	2,062	3.4%	2,124	3.4%	2,187	3.4%	2,253	3.4%	2,321	3.4%
EBITDA	17,959	44.0%	22,700	47.1%	26,588	49.2%	28,351	49.7%	29,684	50.0%	30,574	50.0%	31,492	50.0%	32,437	50.0%	33,410	50.0%	34,412	50.0%
Reserve for Replacement	613	1.5%	964	2.0%	1,352	2.5%	1,710	3.0%	1,781	3.0%	1,834	3.0%	1,889	3.0%	1,946	3.0%	2,004	3.0%	2,065	3.0%
EBITDA LESS RESERVE	17,346	42.5%	21,736	45.1%	25,237	46.7%	26,641	46.8%	27,903	47.0%	28,740	47.0%	29,603	47.0%	30,491	47.0%	31,405	47.0%	32,348	47.0%

1	Begins in April.

FIGURE 10-7

TEN-YEAR FORECAST OF INCOME AND EXPENSE – DREAMS HOTEL

	2024/25[1]		2025/26		2026/27		2027/28		2028/29		2029/30		2030/31		2031/32		2032/33		2033/34
Number of Rooms:	616		616		616		616		616		616		616		616		616		616
Occupied Rooms:	123,205		145,772		160,299		167,775		172,064		172,064		172,064		172,064		172,064		172,064
Occupancy:	55%		65%		71%		75%		77%		77%		77%		77%		77%		77%
Average Rate:	347.53		357.95		368.69		379.75		391.14		402.88		414.97		427.41		440.24		453.44
RevPAR:	190.43	%of Gross	232.07	%of Gross	262.86	%of Gross	283.37	%of Gross	299.33	%of Gross	308.31	%of Gross	317.56	%of Gross	327.09	%of Gross	336.90	%of Gross	347.01	%of Gross
OPERATING REVENUE
Rooms	42,817	79.0%	52,179	80.8%	59,101	81.8%	63,713	82.2%	67,302	82.4%	69,321	82.4%	71,401	82.4%	73,543	82.4%	75,749	82.4%	78,021	82.4%
Other Operated Departments	7,386	13.6%	7,934	12.3%	8,389	11.6%	8,756	11.3%	9,087	11.1%	9,359	11.1%	9,640	11.1%	9,929	11.1%	10,227	11.1%	10,534	11.1%
Beach Club	4,002	7.4%	4,437	6.9%	4,779	6.6%	5,034	6.5%	5,250	6.4%	5,408	6.4%	5,570	6.4%	5,737	6.4%	5,909	6.4%	6,086	6.4%
Total Operating Revenues	54,205	100.0%	64,551	100.0%	72,270	100.0%	77,503	100.0%	81,639	100.0%	84,088	100.0%	86,611	100.0%	89,209	100.0%	91,885	100.0%	94,641	100.0%
DEPARTMENTAL EXPENSES*
Rooms	5,300	12.4%	5,783	11.1%	6,170	10.4%	6,469	10.2%	6,730	10.0%	6,932	10.0%	7,140	10.0%	7,354	10.0%	7,575	10.0%	7,802	10.0%
Food & Beverage	5,677	N/A	6,134	N/A	6,508	N/A	6,804	N/A	7,067	N/A	7,279	N/A	7,498	N/A	7,723	N/A	7,954	N/A	8,193	N/A
Other Operated Departments	2,360	32.0%	2,460	31.0%	2,554	30.4%	2,641	30.2%	2,726	30.0%	2,808	30.0%	2,892	30.0%	2,979	30.0%	3,068	30.0%	3,160	30.0%
Beach Club	2,680	66.9%	2,817	63.5%	2,939	61.5%	3,047	60.5%	3,150	60.0%	3,245	60.0%	3,342	60.0%	3,442	60.0%	3,545	60.0%	3,652	60.0%
Total Expenses	16,018	29.6%	17,194	26.6%	18,171	25.1%	18,960	24.5%	19,674	24.1%	20,264	24.1%	20,872	24.1%	21,498	24.1%	22,143	24.1%	22,807	24.1%
DEPARTMENTAL INCOME	38,187	70.4%	47,357	73.4%	54,099	74.9%	58,542	75.5%	61,965	75.9%	63,824	75.9%	65,739	75.9%	67,711	75.9%	69,742	75.9%	71,834	75.9%
UNDISTRIBUTED OPERATING EXPENSES
Administrative & General	4,152	7.7%	4,410	6.8%	4,630	6.4%	4,816	6.2%	4,988	6.1%	5,138	6.1%	5,292	6.1%	5,451	6.1%	5,614	6.1%	5,782	6.1%
Info & Telecom Systems	1,083	2.0%	1,150	1.8%	1,208	1.7%	1,256	1.6%	1,301	1.6%	1,340	1.6%	1,380	1.6%	1,422	1.6%	1,465	1.6%	1,508	1.6%
Marketing	3,252	6.0%	3,873	6.0%	4,336	6.0%	4,650	6.0%	4,898	6.0%	5,045	6.0%	5,197	6.0%	5,353	6.0%	5,513	6.0%	5,678	6.0%
Prop. Operations & Maint.	2,648	4.9%	2,812	4.4%	2,953	4.1%	3,071	4.0%	3,181	3.9%	3,276	3.9%	3,374	3.9%	3,476	3.9%	3,580	3.9%	3,687	3.9%
Utilities	2,467	4.6%	2,620	4.1%	2,751	3.8%	2,862	3.7%	2,964	3.6%	3,053	3.6%	3,144	3.6%	3,239	3.6%	3,336	3.6%	3,436	3.6%
Total Expenses	13,602	25.2%	14,865	23.1%	15,878	22.0%	16,655	21.5%	17,332	21.2%	17,852	21.2%	18,388	21.2%	18,939	21.2%	19,508	21.2%	20,093	21.2%
GROSS OPERATING PROFIT	24,586	45.2%	32,492	50.3%	38,221	52.9%	41,887	54.0%	44,633	54.7%	45,972	54.7%	47,351	54.7%	48,772	54.7%	50,235	54.7%	51,741	54.7%
Management Fee	1,626	3.0%	1,937	3.0%	2,168	3.0%	2,325	3.0%	2,449	3.0%	2,523	3.0%	2,598	3.0%	2,676	3.0%	2,757	3.0%	2,839	3.0%
INCOME BEFORE NON-OPR. INC. & EXP.	22,959	42.2%	30,556	47.3%	36,053	49.9%	39,562	51.0%	42,184	51.7%	43,449	51.7%	44,753	51.7%	46,096	51.7%	47,478	51.7%	48,902	51.7%
NON-OPERATING INCOME & EXPENSE
Property Taxes	330	0.6%	711	1.1%	732	1.0%	754	1.0%	777	1.0%	800	1.0%	824	1.0%	849	1.0%	874	1.0%	900	1.0%
Insurance	671	1.2%	691	1.1%	712	1.0%	733	0.9%	755	0.9%	778	0.9%	801	0.9%	825	0.9%	850	0.9%	876	0.9%
UVC Commissions	(2,900)	(5.4)%	(2,987)	(4.6)%	(3,077)	(4.3)%	(3,169)	(4.1)%	(3,264)	(4.0)%	(3,362)	(4.0)%	(3,463)	(4.0)%	(3,567)	(4.0)%	(3,674)	(4.0)%	(3,784)	—4.0%
Incentive Management Fee	2,405	4.4%	3,085	4.8%	3,588	5.0%	3,892	5.0%	4,147	5.1%	4,271	5.1%	4,399	5.1%	4,531	5.1%	4,667	5.1%	4,807	5.1%
Total Expenses	506	0.8%	1,500	2.4%	1,955	2.7%	2,210	2.8%	2,415	3.0%	2,487	3.0%	2,562	3.0%	2,639	3.0%	2,718	3.0%	2,799	3.0%
EBITDA	22,454	41.4%	29,056	44.9%	34,098	47.2%	37,352	48.2%	39,769	48.7%	40,962	48.7%	42,191	48.7%	43,457	48.7%	44,760	48.7%	46,103	48.7%
Reserve for Replacement	813	1.5%	1,291	2.0%	1,807	2.5%	2,325	3.0%	2,449	3.0%	2,523	3.0%	2,598	3.0%	2,676	3.0%	2,757	3.0%	2,839	3.0%
EBITDA LESS RESERVE	21,641	39.9%	27,765	42.9%	32,291	44.7%	35,027	45.2%	37,320	45.7%	38,439	45.7%	39,593	45.7%	40,781	45.7%	42,004	45.7%	43,264	45.7%
*	Departmental expenses are expressed as a percentage of departmental revenues.

1	Begins in October.

These HVS assumptions and projections form the basis of the Financial Model prepared by Murano Group management, and the following summarizes certain key HVS assumptions utilized in the Murano Group management Financial Model:

Revenue

Based on the HVS operating assumptions previously mentioned (including, for example, ADR, Occupancy, and RevPar), the projected revenue compound average growth rate (“CAGR”), is expected to be 3.0% per annum from 2028 onwards after GIC I Hotel has stabilized. All revenue projections are based on the underlying HVS assumptions detailed, including forecasts of expenses as detailed below. Once both hotels are fully operational (currently expected by the end of 2028), the annual revenue CAGR over the projection period is forecast at 2.9% per annum.

Operating Expenses

Total operating expenses including Departmental Expenses, Undistributed Expenses, Property Taxes, and Insurance combined, are projected to be approximately 55% of revenues when the hotels achieve operational stability (currently expected by the end of 2028). Forecast and assumptions for operating expenses have been provided by HVS and assume the same percentage.

Departmental Expenses

Total departmental expenses refer to direct operational costs associated with servicing rooms, cost of goods sold for food & beverage, and other operating departments expenses based on HVS operating assumptions, which assumes 24% of the Departmental Revenue from 2028 onwards.

Undistributed Expenses

Total undistributed expenses refer to general corporate administrative expenses, marketing, property operations and maintenance expenses, utilities, and operator fees (management fee, incentive fee, marketing fee less any Gross Operating Profit guarantees) and are also based on HVS assumptions.

Other Expenses

Other expenses include property taxes which are based on HVS assumptions, and property insurance payments, bond maintenance costs, and the Issuer Trust's maintenance cost, which assumptions are provided by Murano Group’s management. Property taxes are based on an assumed valuation of the GIC I Hotel, as determined by HVS’ experience and understanding of Mexican taxing authority valuation and taxation methods. Property insurance payments are assumed at 1% of revenues from 2027 onwards. Bond and trust maintenance costs are assumed at U.S.$330,000 per annum. Property taxes and property insurance payments are assumed to grow at 3% on an annual basis.

EBITDA

Given the operating results projected based on HVS assumptions, an EBITDA margin in the order of 45% is expected by the end of the stabilization period (currently expected by the end of 2028), when both hotels are expected to be stabilized to industry standards.

Issuer Level

Capital Expenditures

Capital expenditures are projected at U.S.$30.3 million for the GIC I Hotel. Capital expenditures include soft costs, furniture, fixtures and equipment (“FF&E”) and operating supplies and equipment. Capital expenditures are expected to stabilize at 3% of revenues from 2028 onwards.

Depreciation & Amortization

Depreciation and amortization (“D&A”) consist primarily of depreciation of the newly built hotels. D&A is projected to be approximately 15% of annual revenues once both hotels are operational, and gradually decrease thereafter. In our projections, we have assumed straight line amortization and an average useful life of 20 years for all our assets.

Interest Expense

Interest expense includes the bond coupon payment on the Notes, and for the period from January 2024 to the maturity of the Notes reflects interest on the GIC I Loan and the GIC I VAT loan, being repaid with the proceeds of the Notes. Interest expense is assumed to be at the coupon rate of the outstanding principal amount of the Notes.

Interest Income

We assume a 3.5% annual interest rate for interest earned on any available cash balance.

Taxes

We will pay Mexican VAT of 16%, which for capital expenditures are expected to be recovered from the Mexican tax authority (either as a refund or as a carry-forward) as a result of the credit rules applicable in terms of the VAT Law and any other relevant provisions of the applicable law, and subject to the limitations contained therein. VAT from operational activities, net of VAT paid and received, must be paid to the government. Murano also expects to pay Mexican income tax at a 30% rate throughout the forecasted period. We do not anticipate any changes in the tax rate or any fiscal reform for the foreseeable future.

Other Assumptions

In addition to the above assumptions, below are listed certain additional assumptions related to the HVS Narrative Appraisal Report, the Murano Group management financial model, and the related Projections. This list of assumptions is not exclusive, does not purport to be complete, and is qualified in its entirety by the full text of the HVS Narrative Appraisal Report.

•	The HVS Narrative Appraisal Report, the Murano Group management Financial Model, and the Projections each assume:

-
the GIC I Hotel will have continued access to the Beach Club throughout the period applicable to the projected information and such access will be on the same terms as at the outset of such projections;

-	completion of the Vivid Hotel on April 1, 2024 and the Dreams Hotel on October 1, 2024;
-
all necessary permits and approvals will have been secured, including the appropriate liquor license, and that the GIC I Hotel has been and will be constructed in accordance with local zoning ordinances, building codes, and all other applicable regulations;

-
the development budget utilized in the creation of the projections represents a budget on a raw costs, stripped down, no-mark-ups basis, without the inclusion of indirect costs or developer profits, as noted in the HVS Narrative Appraisal Report;

-	no significant changes other than those assumed and explained in the HVS Narrative Appraisal Report will have taken place between the date of inspection and the date of the report;
-	the data for the Occupancy and ADR projections were derived utilizing the build-up approach based on a combined analysis of comparative lodging activity and HVS’ experience;
-
that the GIC I Hotel’s forecast of market share and occupancy levels set out in the HVS Narrative Appraisal Report are based upon its anticipated competitive position in the marketplace as quantified by its penetration rate, and which are estimates developed by HVS based on its experience;

-	the ADR penetration rate assumes appropriate management and marketing of the GIC I Hotel and, as a result, the RevPAR penetration rate assumes the same;

•	Further, the HVS Narrative Appraisal Report (and the Murano Group's management Financial Model and the Projections which are based on the HVS Narrative Appraisal Report):

-	assumes that the Dreams Hotel will perform similar to other Hyatt hotels in the market for the “wholesale” market segment;

-
assumes that the planned convention center offering as part of the GIC Complex will increase the ability of the Dreams Hotel to capture large meetings and events, strengthening the Dreams Hotel’s potential penetration level in the “meeting and group” segment;

-
assumes stabilized occupancy which excludes from consideration any abnormal relationship between supply and demand, as well as any nonrecurring conditions that may result in unusually high or low occupancies with respect to the GIC I Hotel;

-	includes certain inflation assumptions as detailed in the report and the resulting projections are presented in inflation-adjusted dollars using such assumptions;
-
assumes that HVS’ internal data sets of financial metrics (including individual and aggregated comparable operating statements) for other hotels form a meaningful basis from which to project income and expense for the GIC I Hotel;

-	assumes that the maintenance budget of the GIC I Hotel is well managed, and a replacement reserve for furniture, fixtures, and equipment (FF&E) of 3% in the fourth year and thereafter; and
-
assumes a qualified and reputable hotel operator such as Hyatt is willing to manage the GIC I Hotel in accordance with the current GIC I Hotel Management Agreement or an agreement on similar terms (e.g., with a base management fee of 3% of total revenues with a provision for an incentive fee of 10% of gross operating profit to the hotel operator).

RISK FACTORS

Risks Related to Murano's Business and the Hotel Industry

Our total current liabilities exceed the amount of total current assets and Murano has breached certain covenants under current indebtedness; as a result, if waivers are not obtained and/or renewed, lenders may accelerate and demand payment in full of such indebtedness, which has placed and may place significant doubt on our ability to continue as going concern.

The Murano Group 2024 Interim Financial Statements were prepared assuming that it will continue as a going concern. We have recently identified certain conditions and events that raise significant doubt about our ability to continue as a going concern. As a result, the Group may be unable to realize its assets and discharge its liabilities in the normal course of business. The Murano Group is an early-stage and emerging growth company subject to such companies’ corresponding risks. We have substantial debt which we have incurred primarily to fund our operating expenses and finance construction projects and so our debt has increased significantly. As of March 31, 2024, our total current liabilities exceed the amount of the total current assets. We have breached certain covenants under our indebtedness in the recent past and have worked with lenders to subsequently cure these breaches or obtain waivers or grace periods. In one instance the Murano Group has not formally requested a waiver from the lenders of the GIC I Loan for a recent breach, and we cannot assure you that a waiver, if requested, will be obtained. See Note 2c. of the Murano Group 2024 Interim Financial Statements. There is no assurance that we will not breach covenants under our existing indebtedness and/or obtain future waivers or grace periods from our lenders, if requested.

Therefore, our lenders may have the ability to accelerate any such indebtedness and call for repayment of outstanding amounts on demand. Our financial statements do not include any adjustments that might be necessary should the Murano Group be unable to continue as a going concern. If the going concern basis were not appropriate for these financial statements, adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the combined statement of financial position classifications used.

Murano Group's management continues evaluating strategies to obtain the required additional funding necessary for future operations, to comply with all covenants as required by the loan agreements, and to be able to discharge outstanding debt and other liabilities as they become due. In assessing these strategies, management has considered available cash resources, inflows from the hotels that are already in operation, and future financing options available to the Group such as new or restructured loan agreements and possible access to equity and debt financing through the public markets. However, the Group may be unable to access further equity or debt financing when needed and, there can be no assurance that the Group will be able to obtain additional liquidity when needed or under acceptable terms.

We have limited liquidity, and we will likely need to raise additional capital.

We will likely need additional bank financing and/or access to the capital markets and/or otherwise obtain additional funds to refinance existing indebtedness, complete subsequent phases of our existing projects, and/or to fund potential enhancements we may undertake at our facilities. We do not know when or if we will have access to bank financings and/or when and if the capital markets will permit us to raise additional funds in a timely manner, on acceptable terms, or at all. Inability to access the capital markets, or the availability of capital only on less-than-favorable terms, may force us to restructure our existing indebtedness and/or delay, reduce or cancel our subsequent phases and enhancement projects. Delay, reduction or cancellation of the subsequent phases of our projects could subject us to financial penalties, and the possibility of such penalties could require us to obtain additional financing on unfavorable terms.

Our ability to obtain bank financing or to access the capital markets for future debt or equity offerings may also be limited by our financial condition, results of operations or other factors, such as our credit rating or outlook at the time of any such financing or offering and the covenants in our existing debt agreements, as well as by general economic conditions and contingencies and uncertainties that are beyond our control. As we seek additional financing, we will be subject to the risks of rising interest rates and other factors affecting the financial markets. Therefore, we cannot assure you that we will be able to obtain additional capital and/or that we will be able to obtain bank financing or access the capital markets on commercially reasonable terms or at all.

We have a significant history of related party transactions, including a substantial amount of related party loans, and non-payment, or delayed payment, or payment on terms other than those originally entered into, may have a negative impact on our performance and our ability to operate.

In the course of our normal business, in the past we have engaged in certain transactions with our related parties that are affiliated with our Chief Executive Officer and/or Chief Operating Officer. In all related party transactions, there is a risk that even if company personnel negotiating on behalf of Murano Group with the related party are striving to ensure that the terms of the transaction are arms-length, the related party’s influence may create incentives to provide more favorable terms to that related party. It is possible that we could have received more favorable terms had these agreements been entered into with third parties. We may continue to engage in these transactions as a result of existing relationships, and may enter into new transactions with related parties. Further, a failure to receive payment on time and in full could have an adverse effect on our results of operations including but not limited to negative effect on our liquidity position and our ability to continue operation.

Moreover, in accordance with the Mexican Tax Law, companies carrying out transactions with related parties are subject to certain requirements as to the determination of prices, which should be similar to those that would be used in arm´s-length transactions. Should the tax authorities examine the transactions and reject the related-party prices, they could assess additional taxes plus the related inflation adjustment and interest, in addition to penalties of up to 100% of the omitted taxes.

We execute transactions with related parties that third parties could deem not to be arms’ length.

In the ordinary course of our business, we execute various transactions with companies owned or controlled directly or indirectly by us and by our and affiliates. It may be the case that the terms of such transactions are not deemed by other persons to be on an arms-length basis, despite any efforts by us to attempt to effect such transactions on that basis. We intend to continue to enter into transactions with our subsidiaries and affiliates in the future. Entering into these types of transactions could cause conflicts of interest to arise. We cannot guarantee that any potential conflict of interest that could arise as a result of transactions with related parties will be resolved advantageously for us and it may be resolved negatively, if at all. In the event that such conflicts are resolved negatively for us, they could adversely affect our business, financial condition and results of operations.  Further, some transactions with related parties have and may in the future breach certain covenants of our indebtedness.  If that is the case, this could also adversely affect our business, financial condition and results of operations.

Our debt level could negatively impact our financial condition, results of operations and business prospects.

As of June 30, 2024, our total gross debt was approximately Ps.$8,715.2 million (US$474.2 million). Our level of debt could have significant consequences to our stockholders, including the following:

●        requiring the dedication of a substantial portion of cash flow from operations to make payments on debt, thereby reducing the availability of cash flow for working capital, capital expenditures and other general business activities;

●         requiring a substantial portion of our corporate cash reserves to be held as a reserve for debt service, limiting our ability to invest in new growth opportunities;

●         limiting the ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions and general corporate and other activities;

●         limiting the flexibility in planning for, or reacting to, changes in the business and industry in which we operate;

●         increasing our vulnerability to both general and industry-specific adverse economic conditions, such as economic consequences of pandemics and its ongoing effects;

●         putting us at a competitive disadvantage versus less leveraged competitors; and

●         increasing vulnerability to changes in the prevailing interest rates.

Our ability to make payments of principal and interest, or to refinance our indebtedness, depends on our future performance, which is subject to economic, financial, competitive and other factors. We had negative cash flows from operations, and we may not generate cash flow in the future sufficient to service our debt because of factors beyond our control, including but not limited to our ability to expand our operations. If we are unable to generate sufficient cash flows, we may be required to adopt one or more alternatives, such as restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations. A default on our debt obligations could have a material adverse effect on our business, financial condition and results of operations and may cause you to lose all or part of your investment.

Further, certain of our outstanding indebtedness contains financial covenants, and we have had instances of non-compliance. Management has historically been able to obtain from its lenders, waivers or forbearance of any non-compliance and management intends to continue to seek and obtain necessary waivers in the event of future non-compliance; however, we may not be able to obtain such waivers, and should any of our lenders refuse to provide a waiver in the future, the outstanding debt under the particular loan agreement could become due immediately, and such debt could exceed our current cash balance. Finally, if we were not able to repay any such debt in full after any such acceleration of our repayment obligation, the lender could also have the right to foreclose on our pledged assets, if any under such loan, to satisfy any unpaid debt.

We may continue to incur substantial losses and negative operating cash flows and may not achieve or maintain positive cash flow or profitability in the future.

Since its inception, the Murano Group has generated negative operating cash flows and the Murano Group may experience negative cash flow from operations in the future. Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business. Our independent registered public accounting firm has included in its report for the year ended December 31, 2023 an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern and our interim condensed consolidated and combined financial statements as of and for the three months ended March 31, 2024 have been prepared on the same basis. Our ability to continue as a going concern is contingent upon, other factors, our ability to achieve our revenue forecasts and our ability to raise additional capital through sales of our securities, and incurrence of debt, as needed to fund future growth. Our future operations are dependent upon the identification and successful completion of equity or debt financings and the continued achievement of profitable operations at an indeterminate time in the future. We may not be successful in completing equity or debt financings or in achieving profitability. The financial statements do not give effect to any adjustments relating to the carrying values and classifications of assets and liabilities that would be necessary should we be unable to continue as a going concern.

The value of our properties and land have declined in the past, and a precipitous decline in the future could adversely affect our business and financial position.

If the value of one or more of our properties or land decline precipitously, the value of our collateral under our debt, including the collateral from which the Issuer Trust benefits, directly and indirectly, may also decline, and we would face increased losses or impairments in our investments and other assets. If the value of our collateral declines, our ability to raise more financing from our existing lenders or new lenders may be impaired, and the value provided by any guaranty from a Murano Group entity would likely decline as well. We would also face a risk of increased losses or impairments in our investments and other assets if the value of any of our properties or land were to permanently decline.

We are subject to economic and trade sanctions and similar laws. Non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition, and results of operations.

The United States and various foreign governments impose economic and trade sanctions that prohibit certain dealings with, including transacting or contracting with, or the provision of goods or services to, designated countries, regions, governments, and persons (“Sanctions Targets”). We are subject to economic and trade sanctions laws in the countries in which we operate, and in the United States, the U.S. Department of Treasury’s Office of Foreign Asset Control (OFAC) administers such sanctions, including by imposing restrictions on dealings with persons and entities established or operating in sanctioned countries and regions and those it has designated on restricted party lists.

We are in the process of implementing policies and procedures to prevent transacting with or allowing our products and services to be provided to U.S. Sanctions Targets. However, our products and services could be inadvertently provided to U.S. Sanctions Targets, or we may inadvertently and without our knowledge transact with individuals or entities that have been designated by OFAC or are located in a country subject to an embargo by the United States, which may not be in compliance with the economic sanctions regulations administered by OFAC.

Any such provision or prohibited transactions could have negative consequences for us, including government investigations, civil or criminal penalties, and reputational harm. In addition, we could be subject to future enforcement action with respect to compliance with economic and trade sanctions laws that result in penalties, costs, and restrictions on trade privileges that could have an adverse effect on our business, financial condition, and results of operations.

Any future change in economic or trade sanctions, or related legislation, or change in the countries, governments, persons targeted by such regulations, could also result in decreased use of our services by, or in our decreased ability to sell our services to, existing or potential customers. Any decreased use of our services, or limitation on our ability to sell our services, would likely adversely affect our business, financial condition, and results of operations. Additionally, supply chain and ethical sourcing rules in the United States and similar rules in other countries may impact our operations.

We cannot predict whether any material suits, claims, or investigations relating to these laws may arise in the future. Regardless of the outcome of any future actions, claims, or investigations, we may incur substantial defense costs and such actions may cause a diversion of management time and attention. Also, it is possible that we may be required to pay substantial damages or settlement costs which could have a material adverse effect on our business, financial condition, and results of operations.

Failure to comply with anti-corruption, anti-money laundering and sanctions laws, and similar laws associated with our activities in and outside of the United States and United Kingdom, could subject us to penalties and other adverse consequences.

We have voluntarily implemented an anti-money laundering compliance program in an effort to address the risk of our business being used to facilitate money laundering, terrorist financing or other illegal activity. Our program may not be sufficient to prevent our business from being used to improperly move money or may be found not to satisfy the expectations of our partners or regulators. In addition, if we or a regulator determines that we are required to comply with anti-money laundering laws (including, but not limited to, the U.S. Bank Secrecy Act (BSA), 31 U.S.C. § 5311, the U.K. Proceeds of Crime Act 2002, as amended, and the U.K. Money Laundering, Terrorist Financing and Transfer of Funds Regulations 2017, as amended), we may be required to enhance or alter our anti-money laundering compliance program.

Consequences for failing to comply with applicable anti-money laundering and sanctions laws and regulations, even unintentional violations, could include fines, criminal and civil lawsuits, forfeiture of significant assets or other enforcement actions. We could also be required to make costly and burdensome changes to our business practices or compliance programs as a result of regulatory scrutiny, voluntary changes we may make to our business strategy or the expansion of our operations. In addition, any perceived or actual breach of compliance by us, our users or payment partners with respect to applicable laws, rules and regulations could have a significant impact on our reputation and could cause us to lose existing users, prevent us from obtaining new users, cause other payment partners to terminate or not renew their agreements with us, negatively impact investor sentiment about our company, require us to expend significant funds to remedy problems caused by violations and to avert further violations and expose us to legal risk and potential liability, all of which may adversely affect our business, operating results and financial condition and may cause the price of our ordinary shares to decline.

We are also subject to the anti-bribery and anti-corruption (“ABAC”) laws in the jurisdictions in which we conduct business, including but not limited to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”) and the U.K. Bribery Act 2010 (the “UKBA”). These laws generally prohibit companies as well as their employees and agents or representatives acting on their behalf from (i) improperly influencing government officials or commercial parties in order to, among other things, obtain or retain business, direct business to any person or gain an improper business advantage, and (ii) soliciting or accepting a financial or other advantage in exchange for the improper performance of a relevant function or activity. Such laws also require companies to maintain accurate books and records and have a system of internal accounting controls sufficient to provide reasonable assurances that transactions are executed and assets are accessed and accounted for in accordance with management’s authorization. We face significant risks if we fail to comply with these laws. In many foreign countries, particularly in countries with developing economies such as Mexico, in the standard way of doing business may include practices that are prohibited by the FCPA or other applicable laws and regulations. We may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities, and we may be held liable for the corrupt or other illegal activities of our employees or third parties acting on our behalf, such as representatives, contractors, partners and agents, even if we prohibit or do not explicitly authorize such activities. Murano Group’s compliance program, policies and other resources may not effectively mitigate and manage such risks, and there is no guarantee that they are or will be fully effective at all times. Our employees and agents, as well as those contractors to which we outsource certain of our business operations, may take actions in violation of our policies, procedures, agreements and/or applicable laws, for which we may be ultimately held responsible. Enforcement authorities may not find our compliance policies and procedures sufficiently adequate to be a defense against, or mitigating factor in relation to, criminal charges.

Any violation of the FCPA, UKBA, or other applicable ABAC, anti-money laundering, or sanctions laws, could result in investigations and actions by enforcement authorities such as the U.S. Department of Justice, Securities and Exchange Commission, or Office of Foreign Assets Control, the U.K. Serious Fraud Office, Financial Conduct Authority, or His Majesty’s Treasury, as well as other authorities and regulators in the U.S., U.K., and foreign jurisdictions, loss of export privileges, severe criminal or civil fines and penalties or other sanctions, imposition of compliance monitors, forfeiture of significant assets, whistleblower complaints, and adverse media coverage, which could have an adverse effect on our reputation, business, operating results and prospects. In addition, responding to any enforcement action may result in a significant diversion of management’s attention and resources and significant legal defense costs and other professional fees. Further, even if we maintain proper controls and remain in compliance with applicable ABAC, anti-money laundering, and sanctions laws or regulations, should any of our competitors not implement sufficient controls and be found to have violated such laws or regulations, our business, brand and reputation may be adversely affected.

Our properties and operations are subject to extensive environmental, health and safety and indigenous people and tribes’ laws and regulations. We may incur costs that have a material adverse effect on our financial condition due to any liabilities under, or potential violations of, environmental, health and safety laws and regulations and indigenous people and tribes.

Our properties and operations are subject to numerous covenants, laws, regulations, rules, codes and to oversight by various federal, state and local governmental authorities, including those related to ecological ordinance, environmental impact, municipal and/or forest land use changes, health and safety, fire protection and seismic matters, as well as regulations that seek to protect the rights and lands of indigenous people and tribes in each of the places in Mexico in which we operate.

These laws and regulations require that we obtain, and maintain, as applicable, several permits, and may even require that free, prior, and informed consent of indigenous people is obtained to go forward in connection with the site preparation, construction and operation of our businesses despite having INAH sign-offs and our industry not being in the electric power or hydrocarbon sectors where specific regulations to that effect are in place, which can sometimes impose restrictive covenants or are conditioned to the fulfilment of actions such as the obtaining of prior approval from other local authorities or communities so that they become in full force and effect and we can initiate site preparation and construction; the issuance of these permits can also be delayed (and even overturned) from evolving administrative or judicial criteria on the use of land and natural resources, or human rights, as well as due to extreme backlog in the processing of authorizations by some authorities, causing rippled delays in our prospective project schedules and may require us to incur significant additional costs on short notice which may adversely affect our financial condition to move forward with the development of our projects. Our growth strategy may be adversely affected by our ability to obtain permits, licenses and approvals. Our failure to obtain such permits, licenses, consents and approvals could have a material adverse effect on our business, financial condition and results of operations.

We are also exposed to the risk of a sudden increase in becoming liable for contamination at any Murano Group’s properties or resorts which could be the result of third-party actions on-site or migrating from nearby areas and/or the number of complaints against us as a result of changes in the existing regulation (or in the interpretation thereof), such as the enactment of various legal reforms to allow class actions, those that seek the protection of indigenous or afro Mexican communities’ rights or to protect other diffuse and collective human rights such as the human right to access to water.

In addition, future changes in the regulation applicable to our industry may result in the risk of temporary water restrictions, revocation of concession titles impeding us to use national assets such as federal maritime terrestrial zones adjacent to our properties, the imposition of bans or restrictions on the use of certain products, vape smoking bans in our restaurants, increases in the taxation of luxury goods or the sale of alcohol or high-calorie beverages, restrictions on the hours of operation of our restaurants, convention centers, etc. and we may incur costs that have a material adverse effect on our results of operations and financial condition as a result thereof or of any liabilities under or potential violations of environmental, health and safety laws and regulations.

We anticipate that the regulation of our business operations under Mexican federal, state and local environmental laws and regulations will increase and become more stringent over time. We cannot predict the effects of such changes, if any, that the adoption of additional or more stringent environmental laws and regulations would have on our results of operations, cash flows, capital expenditure requirements or financial condition.

We are dependent on the performance of our managers (including the Hotel Operator) and could be materially and adversely affected if our managers do not properly manage our hotels or otherwise act in our best interests or if we are unable to maintain a good relationship with our third-party hotel managers.

We could be materially and adversely affected if any third-party hotel manager (including the Hotel Operator) fails to provide quality services and amenities, fails to maintain a quality brand name or otherwise fails to manage our hotels in our best interest, and could be held financially responsible for the actions and inactions of our third-party hotel managers pursuant to our management agreements. In addition, our third-party hotel managers manage, and in some cases may own or lease, or may have invested in or may have provided credit support or operating guarantees to hotels that compete with our hotels, any of which could result in conflicts of interest. Further, the Hotel Operator does not provide any minimum guarantee with respect to hotel bookings or operating profits. As a result, third-party managers may make decisions regarding competing lodging facilities that are not in our best interests.

The success of the GIC I Hotel and other projects in the Murano Group portfolio largely depends on our ability to establish and maintain good relationships with the third-party hotel manager. If we are unable to maintain good relationships with our third-party hotel manager, we may be unable to renew existing management agreement or expand relationships with them. Additionally, opportunities for developing new relationships with additional third-party managers may be adversely affected. This, in turn, could have an adverse effect on our results of operations and our ability to execute our growth strategy. If we terminate our management agreement, we can provide no assurances that we could find a replacement hotel manager or that any replacement hotel manager will be successful in operating the GIC I Hotel or other project. If any of the foregoing were to occur, it could materially and adversely affect our financial results.

We are dependent on the continued contributions of our senior management and other key employees, and the loss of any of whom could adversely affect our business, operating results, and financial condition.

Our future performance depends on the continued contributions of our senior management, including our Chief Executive Officer, our Chief Operating Officer, and other key employees to execute on our business plan, develop new products and enter into new partnerships. In addition, our success, in part, depends on our ability to attract and retain qualified persons to serve on our board of directors and our board committees. The failure to properly manage succession plans or the loss of services of senior management, other key employees or members of our board of directors could significantly delay or prevent the achievement of our strategic objectives. From time to time, there may be changes in our senior management team resulting from the hiring or departure of executives, which could disrupt our business. The loss of the services of one or more of our senior management or other key employees for any reason could adversely affect our business, financial condition, and operating results, and require significant amounts of time, training, and resources to recruit suitable replacements and integrate them within our business and could affect our corporate culture, which may result in an adverse effect to our operating results and prospects.

If we are unable to hire, retain, train and motivate qualified personnel for our businesses and deploy our personnel and resources to meet customer demand, our business could suffer.

Our success has depended, and continues to depend, on the efforts and talents of our management team and employees, including our engineers, managers, sales and marketing personnel and professional services personnel. Our future success will also depend upon our continued ability to identify, hire and retain additional skilled and highly qualified personnel, independent contractors and subcontractors, which will require significant time, expense and attention. Competition for such highly skilled personnel is intense, and we may need to invest significant amounts of cash and equity to attract and retain new employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, or if we lose one or more members of our senior management team, our business, operating results and prospects could be adversely affected.

Failure to register the mortgages in the Registro Público de la Propiedad will result in the mortgages not having legal effects vis-à-vis the mortgagor.

Under local applicable laws of Quintana Roo, where the GIC I Hotel is located, mortgages shall be registered in the Public Property Registry (Registro Público de la Propiedad) to have legal effects between the parties and before third parties. Thus, if the mortgages are not registered, mortgagors will not be obligated under such contracts and Lot 1 and Lot 2 will be free of such Lien.

Weakened global economic conditions, including the effects of heightened inflation, may affect our business and operating results.

Our overall performance depends in part on worldwide economic conditions. Global financial developments and downturns seemingly unrelated to us or our industry may negatively affect us. The U.S., Mexico, and other key international economies have been affected from time to time by falling demand for a variety of goods and services, restricted credit, reduced liquidity, reduced corporate profitability, weak economic growth, volatility in credit, equity and foreign exchange markets, bankruptcies, inflation and overall uncertainty with respect to the economy. Weak economic conditions or the perception thereof, or significant uncertainty regarding the stability of financial markets related to stock market volatility, inflation, recession, changes in governmental fiscal, monetary and tax policies, among others, could adversely impact our business and operating results.

High inflation rates in the U.S., Mexico, and globally may result in reduced consumer confidence and discretionary spending, decreased demand by advertisers for our products and services, increases in our labor and other operating costs, constrained credit and liquidity, reduced government spending and volatility in financial markets. Higher than typical interest rates impact the cost of any borrowing that we may make from time to time and could impact our ability to access the capital markets. Higher than typical interest rates, especially if coupled with reduced government spending and volatility in financial markets, may have the effect of further increasing economic uncertainty and heightening these risks.

In an inflationary environment, we may be unable to increase our revenues at or above the rate at which our costs increase, which could negatively impact our operating margins and could have a material adverse effect on our business and operating results. In such an environment, in which we also face significant competition from larger and well-capitalized competitors, we may experience rising costs. We also may experience lower than expected sales, reduced demand, and potential adverse impacts on our competitive position if there is a decrease in consumer spending.

Fluctuations in the value of the Mexican peso against the U.S. dollar, as well as the reinstatement of exchange controls and restrictions, could adversely affect our ability to repay any notes denominated in U.S. dollars.

The Mexican peso has been subject to significant devaluations against the U.S. dollar in recent years and may be subject to significant fluctuations in the future. The value of the Mexican peso relative to the U.S. dollar fluctuates significantly. Severe devaluation or depreciation of the Mexican peso, or government imposition of exchange controls, may also result in the disruption of the international foreign exchange markets and may limit our ability to collect revenues denominated in U.S. dollars or transfer or convert Mexican pesos into U.S. dollars, which may in turn adversely affect our ability to make timely payments of interest and principal on any notes denominated in U.S. dollars.

We may not be able to make payments in U.S. dollars.

In the past, the Mexican economy has experienced balance of payments deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert Mexican pesos to foreign currencies, including U.S. dollars, it has done so in the past and could do so again in the future. We cannot assure you that the Mexican government will not implement a restrictive exchange control policy in the future. Any such restrictive exchange control policy could prevent or restrict our access to U.S. dollars to meet our U.S. dollar obligations and could also have a material adverse effect on our ability to collect rental income denominated in U.S. dollars. We cannot predict the impact of any such measures on the Mexican economy.

We may discharge our obligations denominated in any currency other than Mexican pesos by paying Mexican pesos.

Under the Ley Monetaria, or the Mexican Monetary Law, in the event that any proceedings are brought in Mexico seeking performance of our obligations under any notes, pursuant to a judgment issued by a non-Mexican court or on the basis of an original action, we may discharge our obligations denominated in any currency other than Mexican pesos by paying Mexican pesos converted at the rate of exchange prevailing on the date payment is made. This rate is currently determined by the Mexican Central Bank every business day in Mexico and published the next business day in the Official Gazette of the Federation (Diario Oficial de la Federación). As a result, if amounts under any notes are paid by us in Mexican pesos to holders thereof, the amount received may not be sufficient to cover the amount of U.S. dollars that holders of such notes would have received under the terms thereof. In addition, our obligation to indemnify against exchange losses may be unenforceable in Mexico.

Hedging arrangements may expose us to credit default risks and potential losses if our hedging counterparties fall into bankruptcy.

We may enter into currency and interest rate hedging arrangements to hedge our exposure to fluctuations in exchange and interest rates. Under any such agreements, we would be exposed to credit risks of our counterparties. If one or more of our counterparties falls into bankruptcy, claims we have under the swap agreements or other hedging arrangements may become worthless. In addition, in the event that we refinance our debt or otherwise terminate such hedging agreements, we may be required to make substantial termination payments, which would result in a loss.

Members of the Murano Group have substantial debt that may be called on demand of lender due to breach in covenants that may happen in the future.

After March 31, 2024, certain covenants have been breached by members of the Murano Group that have been cured or not cured as of the date hereof.  There can be no assurance that the Murano Group will be able to obtain waivers for existing breaches.  There can also be no assurance that the Murano Group will not continue to breach certain covenants in its financing arrangements and be able to obtain waivers for such future breaches. As a result, such breaches may result in acceleration of the relevant financings as well as impact other financings through cross-default and cross-acceleration provisions contained therein.  Also see, “– The instruments governing our indebtedness contain cross-default provisions that may cause all of the debt issued under such instruments to become immediately due and payable as a result of a default under an unrelated debt instrument” and “Summary—Recent Developments.” for discussions of certain defaults that have been waived, and potential consequences, with respect to our debt.

The instruments governing our indebtedness contain cross-default provisions that may cause all of the debt issued under such instruments to become immediately due and payable as a result of a default under an unrelated debt instrument.

Instruments governing our existing indebtedness contain, and the instruments governing indebtedness we may incur in the future may contain, certain affirmative and negative covenants and require us and our subsidiaries to meet certain financial ratios and tests. Our failure to comply with the obligations contained in these instruments has resulted in the past and may result in the future in an event of default under the applicable instrument, which could then result in the related debt and the debt issued under other instruments becoming immediately due and payable. In such an event, we would need to raise funds from alternative sources, which may not be available to us on favorable terms, on a timely basis, or at all. Alternatively, such default could require us to sell our assets and otherwise curtail operations in order to pay our creditors. Also see, “– Members of the Murano Group have substantial debt that may be called on demand of lender due to breach in covenants that may happen in the future” for discussion of certain defaults that have been waived, and potential consequences, with respect to our debt.

The development costs of our future projects are preliminary estimates only, actual development costs may be higher than expected and we may not have access to additional capital to fund our property development projects and/or otherwise fulfill our business strategy.

Our plans and specifications for the development of our future projects are not complete and may be subject to change. At this time, they are also subject to approval by government authorities. Our current budget is based on our preliminary plans, which are subject to change. We currently expect the total development and construction costs of our future projects to be in the order of U.S.$600.0 million. While we believe that our overall budget for the construction costs for these properties is reasonable, the majority of these construction costs are only initial estimates, and the actual construction costs may be significantly higher than expected. We currently expect that existing cash resources together with borrowings under our existing financings, will not be sufficient to fund the currently foreseeable construction budget of our development projects and/or otherwise be sufficient to fulfill our business strategy. Therefore, we will likely need additional capital in the future. Our ability to obtain bank financing or to access the capital markets for future debt or equity offerings may be limited by our financial condition, results of operations or other factors, such as our credit rating or outlook at the time of any such financing or offering and the covenants in our existing debt agreements, as well as by general economic conditions and contingencies and uncertainties that are beyond our control. Therefore, we cannot assure you that we will be able to obtain additional capital and/or that we will be able to obtain bank financing or access the capital markets on commercially reasonable terms or at all.

All of Murano’s assets are located in Mexico. Therefore, we are subject to political, economic, legal, and regulatory risks specific to Mexico and the Mexican real estate industry and lodging sector and are vulnerable to an economic downturn, other changes in market conditions, acts of violence, or natural disasters in Mexico or in the regions where our properties are located.

Our operating entities are incorporated in Mexico, and all our assets and operations are located in Mexico. As a result, we are subject to political, economic, legal, and regulatory risks specific to Mexico, including the general condition of the Mexican real estate industry, lodging sector, and the Mexican economy, the devaluation of the peso as compared to the U.S. dollar, Mexican inflation, interest rates, regulation, confiscatory taxation and regulation, expropriation, social instability, and political, social, and economic developments in Mexico.

Our business may be significantly affected by the Mexican economy’s general condition, by the depreciation of the peso, inflation, and high-interest rates in Mexico, or by political developments in Mexico. Declines in growth, high rates of inflation, and high-interest rates in Mexico have a generally adverse effect on our operations. If inflation in Mexico increases while economic growth slows, our business, results of operations, and financial condition will be affected. In addition, high-interest rates and economic instability could increase our costs of financing.

Although Standard & Poor's credit rating for Mexico stands at BBB with stable outlook, Moody's credit rating for Mexico was last set at Baa2 with stable outlook, and Fitch's credit rating for Mexico was last reported at BBB- with stable outlook, in the past, the rating agencies rating Mexico have downgraded Mexico and/or placed Mexico on a negative outlook. We cannot ensure that the rating agencies will not announce downgrades of Mexico in the future and any such downgrades could adversely affect the Mexican economy and, consequently, our business, financial condition, operating results, and prospects.

Our properties and operations are subject to extensive environmental, health and safety laws and regulations. We may incur costs that have a material adverse effect on our financial condition due to any liabilities under, or potential violations of, environmental, health and safety laws and regulations.

Our properties and operations are subject to numerous covenants, laws, regulations, rules, codes and to oversight by various federal, state and local governmental authorities, including those related to ecological ordinance, environmental impact, municipal and/or forest land use changes, health and safety, fire protection and seismic matters in each of the places in Mexico in which we operate.

In Mexico, each of our hotels is granted a business license by both the state and the municipality to operate locally. We must also register each of our hotels and the rates charged by each of them with the Mexican National Tourism Registry (Registro Nacional de Turismo), together with any related services such as restaurants and bars provided by such hotel. State and municipal laws in Mexico also regulate fire safety. Additionally, each of our hotels is required to have sanitation licenses and hotel construction projects are required to have a construction license and must comply with several zoning and land-use regulations.

In addition, our operations are subject to consumer protection regulations such as the Federal Law of Consumer Protection (Ley Federal de Protección al Consumidor) and other regulations issued by the Mexican Consumer Protection Agency (Procuraduría Federal del Consumidor).

Approvals from state and municipal regulatory entities are necessary at almost every stage of construction of a hotel. Generally, development requires, among other approvals: (i) approval of preliminary development, which includes authorization of the design and the use of the land, as well as preliminary agreements with Comisión Federal de Electricidad (the Mexican government-owned electricity company), water organisms at state or municipal levels for water, wastewater collection, treatment and disposal in order to provide the development with energy, water and connection to the sewage system, respectively; (ii) approval of the subdivision of land, as applicable; and (iii) a construction license.

Finally, in addition to the regulations described above, each of our hotels is subject to extensive federal, state and municipal regulations and on a periodic basis, we must obtain various licenses and permits, including, but not limited to, those relating to the operation of restaurants, swimming pools, fitness club facilities, parking garages, the sale of alcoholic beverages, advertisement and occupational health and safety.

These laws and regulations require that we obtain, and maintain (as applicable) several permits in connection with the site preparation, construction and operation of our businesses, which can sometimes impose restrictive covenants or are conditioned to the fulfilment of actions such as the obtaining of prior approval from other local authorities or communities so that they become in full force and effect and we can initiate site preparation and construction; the issuance of these permits can also be delayed due to extreme backlog in the processing of authorizations by some authorities, causing rippled delays in our prospective project schedules and may require us to incur significant additional costs on short notice which may adversely affect our financial condition to move forward with the development of our projects. Our growth strategy may be adversely affected by our ability to obtain permits, licenses and approvals. Our failure to obtain such permits, licenses and approvals could have a material adverse effect on our business, financial condition and results of operations.

We are also exposed to the risk of a sudden increase in becoming liable for contamination at any Murano Group’s properties or resorts which could be the result of third-party actions on-site or migrating from nearby areas and/or the number of complaints against us as a result of changes in the existing regulation (or in the interpretation thereof), such as the enactment of various legal reforms to allow class actions, those that seek the protection of indigenous or afro Mexican communities’ rights or to protect other diffuse and collective human rights such as the human right to access to water.

In addition, future changes in the regulation applicable to our industry may result in the risk of temporary water restrictions, revocation of concession titles impeding us to use national assets such as federal maritime terrestrial zones adjacent to our properties, the imposition of bans or restrictions on the use of certain products, vape smoking bans in our restaurants, increases in the taxation of luxury goods or the sale of alcohol or high-calorie beverages, restrictions on the hours of operation of our restaurants, convention centers, etc. and we may incur costs that have a material adverse effect on our results of operations and financial condition as a result thereof or of any liabilities under or potential violations of environmental, health and safety laws and regulations.

We anticipate that the regulation of our business operations under Mexican federal, state and local environmental laws and regulations will increase and become more stringent over time. We cannot predict the effects of such changes, if any, that the adoption of additional or more stringent environmental laws and regulations would have on our results of operations, cash flows, capital expenditure requirements or financial condition.

Murano’s CEO has significant control over Murano’s business.

Murano’s CEO beneficially owns, directly or indirectly, a substantial majority of Murano Ordinary Shares and a substantial majority of the combined voting power of Murano’s outstanding capital stock (excluding any warrants, options or other securities exercisable for Murano Ordinary Shares). As a result, in addition to his day-to-day management roles, Murano’s CEO is able to exercise significant influence on Murano’s business as shareholders, including influence over election of members of the board of directors and the authorization of other corporate actions requiring shareholder approval.

Risks Related to Doing Business in Mexico

Political and Economic Uncertainty Following Recent Elections in Mexico

The June 2024 elections in Mexico have introduced a period of political and economic uncertainty. Changes in government policies, regulatory frameworks, and economic strategies may result from the new administration’s agenda, which could significantly impact various sectors, including ours. The Mexican government has exercised, and continues to exercise, a significant influence over many aspects of the Mexican economy. Thus, the actions and policies of the Mexican federal government relating to the economy as a whole, and in particular taxes, salaries, pension, transport and similar services, could have a significant impact on us, as well as a more general impact on market conditions, prices and yields on Mexican variable and fixed income securities. We cannot predict whether changes in the law, policy and regulations in Mexico, including measures related to new or increased taxes, and/or environmental policy, could affect our business activities, financial condition, operating results, cash flows and prospects.

We or the third parties upon whom we depend may be adversely affected by natural or other disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

We conduct our business in a geographic region that is subject to climate disasters or other natural disasters that could negatively affect our business and the development and increase of our operations, including hurricanes, such as the recent Hurricane Beryl. Natural disasters, such as hurricanes, droughts, fires, floods, tornados, earthquakes, diseases or pests, or intentional or negligent acts, including acts of vandalism, pandemics, geopolitical instability, or other natural or man-made disasters or business interruptions, could and do damage or destroy our equipment, inventory, or development projects, and could and do cause us to incur significant additional expenses to repair or replace the damaged physical facilities, which may be the result of years of development work that is not easily or quickly reproduced and may have significant negative consequences on our financial and operating conditions.

The collection of interest on interest may not be enforceable in Mexico.

Mexican law does not permit the collection of interest on interest and, as a result, the accrual of default interest on past-due ordinary interest accrued in respect of any notes may be unenforceable in Mexico.

Fluctuations in the value of the Mexican peso against the U.S. dollar may have an adverse effect on the GIC I Hotel’s revenues and cash flows denominated in Mexican pesos.

The Mexican peso has been subject to significant devaluations against the U.S. dollar and may be subject to significant fluctuations in the future. Because a significant portion of the GIC I Hotel’s revenues are, and are expected to continue to be, denominated in Mexican pesos, if the value of the Mexican peso decreases against the U.S. dollar, as has been the case in the recent past, our cost of financing may increase for U.S. Dollar-denominated debt to the extent such obligations are not otherwise hedged with financial instruments.

Currently, the Mexican peso - U.S. dollar exchange rate is determined on the basis of the free market float in accordance with the policy set by the Mexican Central Bank. There is no guarantee that the Mexican Central Bank will maintain the current exchange rate regime or that the Mexican Central Bank will not adopt a different monetary policy that may affect the exchange rate itself, including imposing generalized exchange controls. Any change in the monetary policy, the exchange rate regime or in the exchange rate itself, as a result of market conditions over which we have no control, could have a considerable impact, either positive or negative, on the GIC I Hotel, and our financial condition and results of operations. The Mexican Central Bank may from time to time participate in the foreign exchange market to minimize volatility and support an orderly market. The Mexican Central Bank and the Mexican government have also promoted market-based mechanisms for stabilizing foreign exchange rates and providing liquidity to the exchange market, such as using over-the-counter derivatives contracts and publicly-traded futures contracts on the Chicago Mercantile Exchange.

Severe devaluation or depreciation of the Mexican peso may also result in disruption of the international foreign exchange markets. This may limit our ability to transfer or to convert Mexican pesos into U.S. dollars and other currencies.

Inflation in Mexico, along with government measures to curb inflation, may have an adverse effect on the GIC I Hotel’ revenues and cash flows.

Historically, Mexico has historically experienced periods of high levels of inflation. We cannot assure you that Mexico will not experience high inflation in the future, including in the event of a substantial increase in inflation in the United States. High inflation rates can adversely affect the GIC I Hotel and the GIC I Hotel’s revenues and cash flows. If Mexico again experiences high inflation in the future, we may not be able to adjust the pricing of our services charged to hotel guests to offset its negative effects.

Mexico has experienced a period of increasing criminal activity, which may affect the GIC I Hotel’s operations.

In recent years, Mexico has experienced periods of violence in the past due to the activities of drug cartels. In recent months, shopping centers in certain regions of Mexico, including Mexico City, have reported criminal activities and violence. In response, the Mexican government has implemented various security measures such as the creation of the national guard, a new military police force. Despite these efforts, crime continues to exist in Mexico. These activities, their possible escalation and the violence associated with them may have a negative impact on the Mexican economy or on our operations in the future. We cannot assure you that future developments in connection with criminal activity within Mexico, over which we have no control, will not have a material adverse effect on traffic at the GIC I Hotel and on the GIC I Hotel’s revenues and cash flows.

A renegotiation of commercial treaties or changes in foreign policy among Mexico, Canada and the United States may negatively our business, financial condition, results of operations and prospects.

In recent years, economic conditions in Mexico have become increasingly correlated with economic conditions in the United States as a result of the North American Free Trade Agreement, or NAFTA, and increased economic activity between the two countries. Adverse economic conditions in the United States or other related events could have a significant adverse effect on the Mexican economy, which could adversely affect the GIC I Hotel and the GIC I Properties and the GIC I Hotel’s revenues and cash flows.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For a description of our management’s discussion and analysis of our financial condition and results of operations for the years ended December 31, 2023 and 2022 and the three months ended March 31, 2024 and 2023, see (i) “Item 5. Operating and Financial Review and Prospect” in Murano PubCo’s Annual Report on Form 20-F and (ii) “Summary of the condensed consolidated and combined statement of profit or loss for the three-month period ended March 31, 2024 compared to the three-month period ended March 31, 2023” included herein.

You should read such information in conjunction with the Murano Group Combined 2023 Audited Financial Statements, included in the Murano PubCo 2023 Annual Report on Form 20-F and the Murano Group 2024 Interim Financial Statements, included herein.

The consolidated financial statements of Murano PubCo are not included herein because it is a newly formed entity that arose from a business combination effectuated by a business combination agreement, dated as of August 2, 2023, as amended by a first amendment to the business combination agreement, dated December 31, 2023. As of March 31, 2024, Murano PubCo had no material assets, liabilities or results of operations and did not operate any business.

Critical Accounting Policies and Estimates

The Murano Group Combined 2023 Audited Financial Statements are prepared in accordance with IFRS as issued by the IASB. In connection with the preparation of the Murano Group Combined 2023 Audited Financial Statements, we are required to make assumptions and estimates about future events and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses, and the related disclosures. We base our assumptions, estimates, and judgments on historical experience, current trends and other factors that management believes to be relevant at the time the Murano Group Combined 2023 Audited Financial Statements are prepared. On a regular basis, we review the accounting policies, assumptions, estimates, and judgments to ensure that its financial statements are presented fairly and in accordance with IFRS. However, because future events and their effects cannot be determined with certainty, actual results could differ from its assumptions and estimates, and such differences could be material. We have identified several policies as being critical because they require management to make particularly difficult, subjective and complex judgments about matters that are inherently uncertain, and there is a likelihood that materially different amounts would be reported under different conditions or using different assumptions.

All of our material accounting policies are discussed in Note 3 to the Murano Group Combined 2023 Audited Financial Statements included in the Murano Pubco 2023 Annual Report on Form 20-F.

Information about assumptions and estimation uncertainties as of December 31, 2023, that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year is included in the following notes to the Murano Group Combined 2023 Audited Financial Statements included in the Murano PubCo 2023 Annual Report on Form 20-F, which financial statements, including the notes to the financial statements: Note 12 - recognition of deferred tax assets: availability of the future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized; Note 7 - determining the fair value of construction in process, land and building on the basis of significant unobservable inputs; Note 8 - determining the fair value of the investment property on the basis of significant unobservable inputs; Note 13 - determining the fair value of financial derivative instruments; Note 11 - measurement of defined benefit obligations: key actuarial assumptions; and Note 17 - recognition and measurement of provisions and contingencies: key assumptions about the likelihood and magnitude of an outflow of resources.

Significant Factors, Assumptions, and Methodologies Used in Determining Fair Value

The Murano Group has certain assets measured and recognized at fair value; therefore, we evaluate the significant observable inputs and valuation adjustments annually. If third-party information, such as broker quotes or pricing services, is used to measure fair values, the Group evaluates the evidence obtained from third parties to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses observable market data whenever possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety at the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Long-lived assets

We evaluate the carrying value of our long-lived assets for impairment by comparing the expected undiscounted future cash flows of the assets to the net book value of the assets when certain triggering events occur. If the expected undiscounted future cash flows are less than the net book value of the assets, the excess of the net book value over the estimated fair value is charged to earnings. When determining fair value, we use internally developed discounted future cash flow models, third-party appraisals and, if appropriate, current estimated net sales proceeds from pending offers. Under the discounted cash flow approach, we use various assumptions, including projections of revenues based on assumed long-term growth rates, estimated costs, terminal value growth rate and appropriate pre-tax discount rates based on the weighted-average cost of capital.

As part of the process, we use judgment to:

determine whether or not a triggering event has occurred. The final determination of the occurrence of a triggering event is based on our knowledge of the hospitality industry, historical experience, location of the property, market conditions and property-specific information available at the time of the assessment. We realize, however, that the results of our analysis could vary from period to period depending on how our judgment is applied and the facts and circumstances available at the time of the analysis; and

determine the projected undiscounted future operating cash flows when necessary. The principal factor used in the undiscounted cash flow analysis requiring judgment is our estimates regarding long-term growth and costs which are based on historical data, various internal estimates, and a variety of external sources and are developed as part of our routine, long-term planning process; and determine the estimated fair value of the respective long-lived asset when necessary. In determining the fair value of a long-lived asset, we typically use internally developed discounted cash flow models. The principal factors used in the discounted cash flow analysis requiring judgment are the projected future operating cash flows, the weighted-average cost of capital and the terminal value growth rate assumptions. The weighted-average cost of capital takes into account the relative weights of each component of our capital structure (equity and long-term debt). Our estimates of long-term growth and costs are based on historical data, various internal estimates and a variety of external sources and are developed as part of our routine, long-range planning process.

Changes in economic and operating conditions impacting these judgments could result in impairments to our long-lived assets in future periods, which could be material to our results of operation. We had Ps.$18,764.9 million and Ps. $18,520.5 million of long-lived assets as of March 31, 2024 and December 31, 2023, respectively.

Key Business and Financial Metrics Used by Management

Revenue

We derive our revenue from contracts with customers, which include the operation of hotels and the resultant income received from guests and related services, and revenue for administrative services with related parties. Management uses revenues to assess the overall performance of our business and analyze trends such as consumer demand, brand preference and competition. For a detailed discussion of the factors that affect our revenues, see the section entitled “—Principal Components and Key Factors Affecting Our Results of Operations” included herein.

Net profit

Net profit represents the total earnings or income generated by our business. Management uses net income to analyze the performance of our business on a combined basis.

Occupancy

Occupancy represents the total number of room nights sold divided by the total number of room nights available at a hotel or group of hotels. Occupancy measures the utilization of our hotels’ available capacity. Management uses Occupancy to gauge demand at a specific hotel or group of hotels in a given period. Occupancy levels also help us determine achievable ADR levels as demand for hotel rooms increases or decreases.

ADR

ADR represents hotel room revenue divided by the total number of room nights sold in a given period. ADR measures the average room price attained by a hotel and ADR trends provide useful information concerning the pricing environment and the nature of a hotel’s customer base. ADR is a commonly used performance measure in the industry, and we use ADR to assess pricing levels that we are able to generate by type of customer, as changes in rates have a different effect on overall revenues and incremental profitability than changes in Occupancy, as described above.

RevPAR

We calculate RevPAR by dividing hotel room revenue by room nights available to guests for a given period. We consider RevPAR to be a meaningful indicator of our performance as it provides a metric correlated to two key, primary operational drivers at our hotels: Occupancy and ADR. RevPAR is also a useful indicator in measuring performance over comparable periods for comparable hotels.

References to Occupancy, ADR and RevPAR are presented on a comparable basis and references to RevPAR and ADR are presented on a currency-neutral basis (all periods use the same exchange rates), unless otherwise noted.

EBITDA and Adjusted EBITDA

EBITDA, presented herein, is a financial measure that is not recognized under IFRS that reflects net profit (loss) for the period attributable to our shareholders, excluding interest expense, income taxes and depreciation and amortization. We consider EBITDA to be a useful measure of operating performance, due to the significance of our long-lived assets and level of indebtedness.

Adjusted EBITDA, presented herein, is calculated as EBITDA, as previously defined, adjusted further to exclude transaction-related expenses derived from the Business Combination.

EBITDA and Adjusted EBITDA are not recognized terms under IFRS and should not be considered as alternatives to combined net income (loss) or other measures of financial performance or liquidity derived in accordance with IFRS. In addition, our definitions of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

We believe EBITDA and Adjusted EBITDA provide useful information to investors about us and our financial condition and results of operations for the following reasons: (i) EBITDA and Adjusted EBITDA are among the measures used by our management team to evaluate our operating performance and make day-to-day operating decisions; and (ii) EBITDA and Adjusted EBITDA are frequently used by securities analysts, investors and other interested parties as a common performance measure to compare results or estimate valuations across companies in our industry.

EBITDA and Adjusted EBITDA have limitations as analytical tools and should not be considered either in isolation or as a substitute for net income (loss), cash flow, or other methods of analyzing our results as reported under IFRS. Some of these limitations are:

EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

EBITDA and Adjusted EBITDA do not reflect our interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;

EBITDA and Adjusted EBITDA do not reflect our tax expense or the cash requirements to pay our taxes;

EBITDA and Adjusted EBITDA do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

EBITDA and Adjusted EBITDA do not reflect the effect on earnings or changes resulting from matters that we consider not to be indicative of our future operations;

Although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and

Other companies in our industry may calculate EBITDA and Adjusted EBITDA differently, limiting their usefulness as comparative measures.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as discretionary cash available to us to reinvest in the growth of our business or as measures of cash available to us to meet our obligations.

Principal Components and Key Factors Affecting Our Results of Operations

Revenue

Principal Components

We primarily derive our revenues from contracts with customers. This represents revenues derived from hotel operations, including room rentals and food and beverage sales, and other ancillary revenues at our owned properties. These revenues are primarily derived from two categories of customers: transient and group. Transient guests are individual travelers who are traveling for business or leisure. Our group guests are traveling for group events that reserve rooms for meetings or conferences. Group business usually includes a block of room accommodations, as well as other ancillary services, such as catering and banquet services. A majority of our food and beverage sales and other ancillary services are provided to customers also occupying rooms at our hotel properties. As a result, Occupancy affects all components of our hotel revenues.

Key Factors affecting our Revenues

The following factors affect the revenues we derive from our operations:

Consumer demand for hotels and resorts and economic conditions. Consumer demand for hotels and resorts is closely linked to the performance of the general economy and is sensitive to business and personal discretionary spending levels. Declines in consumer demand can be the result of a variety of factors, many of which are unpredictable and not under our control, including, but not limited to:

changes in general economic conditions, including consumer confidence, income, and unemployment levels resulting from the severity and duration of any downturn in the Mexican, U.S., or global economy;

conditions that might negatively shape public perception of travel in general and particularly in Mexico, including travel-related accidents, outbreaks of a pandemic, or contagious diseases;

political conditions or social unrest, terrorist activities or threats, and heightened travel security measures instituted in response to these events;

other factors affecting or reducing travel patterns;

changes in desirability of the geographic regions of our resorts and/or the geographic concentration of our resorts;

changes in the perception or popularity of the brands associated with us and/or our operations;

other changes in consumer preferences;

security issues or warnings from foreign governments regarding traveling to certain destinations in Mexico; and

unseasonal weather conditions, including natural disasters (such as hurricanes, floods, earthquakes and other adverse weather and climate conditions).

Performance of management companies. We depend on management companies, including Accor and Hyatt, to generate revenue from the rent of rooms to guests, including international guests. While Accor and Hyatt have a successful track record of attracting international guests to properties, declines in the number of international guests or the prices at which we are able to rent rooms could materially and adversely affect our financial condition and ability to generate revenues.

Competition. Competition for resort guests and the supply of resorts in Mexico City, Cancun, and Ensenada will affect our ability to increase rates charged to customers at the properties. As a result, changes in consumer demand and general business cycles can expose our revenues to significant volatility.

Seasonality. The hospitality industry is seasonal in nature, which can be expected to cause fluctuations in our room rental revenues, Occupancy levels, room rates, operating expenses, and cash flows. The periods during which the properties experience higher or lower levels of demand will vary from property to property and depend upon location, customer base, and competitive mix within the specific location.

Direct and selling, general and administrative expenses

Principal Components

We primarily incur the following expenses:

Direct and selling, general and administrative expenses. These reflect the operating expenses, including room expenses, food and beverage costs, operators’ management fees, other support costs, and property expenses. Room expense includes employee benefits for housekeeping, laundry, front desk staff, and supply costs for guest room amenities and laundry. Food and beverage costs include costs for inventory. Other support expenses consist of costs associated with fees, advertisement, insurance and others. Property expenses include property taxes, depreciation, maintenance and conservation.

Key Factors affecting our Expenses

The key factors that mainly affect the expenses we incur in the course of our operations are the following:

Fixed expenses. Some of the expenses associated with owning hotels are relatively fixed. These expenses include personnel costs, rent, property taxes, management fees, insurance and utilities. If we are unable to decrease these costs significantly or rapidly when demand for our hotels and other properties decreases, the resulting decline in our revenues can have an adverse effect on our net cash flow, margins and profits. This effect can be especially pronounced during periods of economic contraction or slow economic growth. The effectiveness of any cost-cutting efforts is limited by the fixed costs inherent in our business. As a result, we may not be able to offset revenue reductions through cost cutting. In addition, any efforts to reduce costs, or to defer or cancel capital improvements, could adversely affect the economic value of our hotels. We have taken steps to reduce our fixed costs to levels we feel are appropriate to maximize profitability and respond to market conditions without jeopardizing the overall customer experience or the value of our hotels.

Changes in depreciation expense. Changes in depreciation expense may be driven by renovations of existing hotels, acquisition or development of new hotels, the disposition of existing hotels through sale or closure, or changes in estimates of the useful lives of our assets. As we place new assets into service, we will be required to record additional depreciation expenses on those assets.

Other items

Foreign currency exchange rates. We expect that a portion of our revenues will be denominated in U.S. dollars or linked to the U.S. dollar, while most of our operating expenses will be denominated in pesos. Changes in foreign currency exchange rates may become material to us in the future due to factors beyond our control.

Results of Operations

The discussion below relates to the results of the operations of the Group for the three months ended March 31, 2024 and 2023. Until March 8, 2024, the Group’s results of operations were not those of a consolidated group, but rather a combination of entities that intended to reflect for the three-month period ended March 31, 2023 the ownership and administration of the properties that we own.

As of the date of this report, we have operations in the Insurgentes 421 Hotel Complex and in the GIC I Hotel, which commenced operations with the opening of the Vivid Hotel on April 1, 2024. Except for the Insurgentes 421 Hotel Complex and the Vivid Hotel, and aside from administrative expenses, substantially all Murano Group’s expenditures are being capitalized to construction in process.

For a discussion of the Murano Group results for the year ended December 31, 2023 compared to the year ended December 31, 2022, results for the year ended December 31, 2022 compared to the year ended December 31, 2021, other financial data and discussion on liquidity and capital resources, see the sections entitled “Item 5. Operating and Financial Review and Prospects–A. Operating Results—Results of Operations—Year ended December 31, 2023 Compared to Year ended December 31, 2022”, “—Year ended December 31, 2022 Compared to Year ended December 31, 2021”, —Other Financial Data” and “—B. Liquidity and Capital Resources” of the Murano PubCo 2023 Annual Report on Form 20-F.

Summary of the condensed consolidated and combined statement of profit or loss for the three-month period ended March 31, 2024 compared to the three-month period Ended March 31, 2023

	For the three-month ended March 31,
	2024	2023
	(In Mexican Pesos)

Revenue:	$107,105,009	$43,489,808
Direct and selling, general and administrative expenses:
Employee Benefits	64,281,994	42,158,712
Food & Beverage and service cost	17,114,289	10,355,843
Sales commissions	5,343,417	1,761,607
Management fees to hotel operators	3,729,233	861,741
Depreciation and amortization	44,290,214	31,691,203
Property tax	3,274,622	1,114,457
Professional Fees	79,244,763	22,401,934
Administrative fees	5,507,060	11,263,427
Maintenance and conservation	6,082,919	1,247,326
Utility expenses	2,794,317	4,272,635
Advertising	1,942,566	2,896,529
Donations	1,723,750	3,700,500
Insurance	4,517,859	856,796
Software	2,863,789	258,999
Cleaning and laundry	1,409,149	1,239,945
Supplies and equipment	3,955,831	812,318
Bank commissions	4,789,154	942,368
Other costs	19,278,396	11,626,998
Total direct and selling, general and administrative expenses	272,143,322	149,463,338

Interest income	4,336,416	999,291
Interest expense	(93,730,044)	(60,097,291)
Exchange rate income, net	96,448,334	260,632,320
Changes in fair value of financial derivative instruments	4,805,533	(41,137,358)
Other income	12,867,697	4,008,036
Other expenses	(4,913,603)	(9,719,605)
(Loss) Profit before income taxes	(145,223,980)	48,711,863
Income taxes	2,624,291	83,898
Net (loss) profit for the period	(147,848,271)	48,627,965

Revenue: Revenue amounted to Ps.$107.1 million for the three-month period ended March 31, 2024, an increase of Ps.$63.6 million or 146.3% from Ps.$43.5 million from the three-month period ended March 31, 2023. The increase is mainly attributable to the Group efforts to stabilize the early performance of the Insurgentes 421 Hotel Complex. The Andaz hotel´s revenue for the three-month period ended March 31, 2024 was Ps.$66.0 million, comprising: (1) Ps.$40.1 million of room income, (2) Ps.$22.9 million of food and beverage income, and (3) Ps.$3.0 million of other income compared to (1) Ps.$11.0 million room income, (2) Ps.$9.6 million food and beverage income, and (3) Ps.$2.1 million other income for the three-month period ended March 31, 2023. The Mondrian Hotel´s revenue for the three-month period ended March 31, 2024 was Ps.$41.1 million, comprising: (1) Ps.$31.1 million of room income, (2) Ps.$8.0 million of food and beverage income, and (3) Ps.$2.0 million of other income compared to (1) Ps.$10.3 million of room income, (2) Ps.$9.3 million of food and beverage income, and (3) Ps.$0.7 million of other income for the three-month period ended March 31, 2023.

Employee Benefits: Employee benefits amounted to Ps.$64.3 million for the three-month period ended March 31, 2024, an increase of Ps.$22.1 million or 52.2% from the three-month period ended March 31, 2023. The increase is mainly attributable to the recruitment of 375 employees in order to carry out the operations of the Vivid Hotel at the beginning of 2024.

Food & beverage and service cost: Food & beverage and service cost amounted to Ps.$17.1 million for the three-month period ended March 31, 2024, an increase of Ps.$6.8 million or 65.3% from the three-month period ended March 31, 2023. This increase corresponds to the increase in food and beverage’s revenue from the Insurgentes 421 Hotel Complex, also for purposes of the GIC I Hotel opening, the Group acquired $4.7 million of materials and beverage to provide its restaurant and bar services to its customers.

Sales commissions: Sales commissions amounted to Ps.$5.3 million for the three-month period ended March 31, 2024, an increase of Ps.$3.6 million or 203.3% from the three-month period ended March 31, 2023. An increase in reservations through Online Travel Agencies mainly relates to in the Andaz Hotel which for the three-month period ended March 31, 2024 incurred Ps.$4.6 million in sales commissions costs compared to Ps.$1.2 million for the same period in 2023.

Management fees to hotel operators: Management fees to operators amounted to Ps.$3.7 million for the three-month period ended March 31, 2024, an increase of Ps.$2.9 million or 332.8% from the three-month period ended March 31, 2023. The increase corresponds to the increase in revenue since these management fees are calculated mainly based on the income generated by each hotel.

Depreciation and amortization: Depreciation and amortization amounted to Ps.$44.3 million for the three-month period ended March 31, 2024, an increase of Ps.$12.6 million or 39.8% from the three-month period ended March 31, 2023. The increase is mainly attributable to the amortization of the right-of-use of assets arising from significant leases entered into after March 31, 2023, including a lease agreement with Arrendadora Coppel, S.A.P.I. de C.V. for FF&E and the lease of corporate offices.

Property tax: Property tax amounted to Ps.$3.3 million for the three-month period ended March 31, 2024, an increase of Ps.$2.2 million or 193.8% from the three-month period ended March 31, 2023. The increase is mainly attributable to the expense of the Ensenada properties.

Professional Fees: Fees amounted to Ps.$79.2 million for the three-month period ended March 31, 2024, an increase of Ps.$56.8 million or 253.7% from the three-month period ended March 31, 2023. The increase is mainly attributable to legal and transaction costs incurred to complete the Business Combination. Also, the Group has required services from financial and legal advisors to renegotiate its existing loans and to obtain new financing.

Administrative fees: Administrative fees amounted to Ps.$5.5 million for the three-month period ended March 31, 2024, a decrease of Ps.$5.8 million or 51.1% from the three-month period ended March 31, 2023. The decrease is mainly attributable to the transfer of administrative services to the operating companies, in accordance with the Murano Group’s hotel management agreements.

Maintenance and conservation: Maintenance and conservation amounted to Ps.$6.1 million for the three-month period ended March 31, 2024, an increase of Ps.$4.8 million or 387.7% from the three-month period ended March 31, 2023. The increase is mainly attributable to the operation of the Insurgentes 421 Hotel Complex which as of March 31, 2023 had just recently opened, and not require large maintenance expenses.

Utility expenses: Utility expenses amounted to Ps.$2.8 million for the three-month period ended March 31, 2024, a decrease of Ps.$1.5 million or 34.6% from the three-month period ended March 31, 2023. The decrease is mainly attributable to management efforts to stabilize recurrent expenses.

Advertising: Advertising amounted to Ps.$1.9 million for the three-month period ended March 31, 2024, a decrease of Ps.$1.0 million or 32.9% from the three-month period ended March 31, 2023. The decrease is mainly attributable to a special promotional event that was celebrated to introduce the brands under which the Insurgentes 421 Complex is already operating, which did not occur again in 2024.

Donations: Donations amounted to Ps.$1.7 million for the three-month period ended March 31, 2024, a decrease of Ps.$2.0 million or 53.4% from Ps.$3.7 million for the three-month period ended March 31, 2023. This donation is granted to the same association as previous periods, the UNICEF International Council to support the transformation of education in Mexico, with amounts granted dependent on the available resources of the Group.

Insurance: Insurance amounted to Ps.$4.5 million for the three-month period ended March 31, 2024, an increase of Ps.$3.7 million or 427.3% from the three-month period ended March 31, 2023. The increase in insurance expenses was attributable mainly to an insurance policy for the Beach Club acquired in March 2023. Moreover, there was also an increase in insurance premium for the Insurgentes 421 Hotel Complex and the Vivid Hotel, driven by increases in the fair value of those properties upon the commencement of operations.

Software: Software amounted to Ps.$2.9 million for the three-month period ended March 31, 2024, an increase of Ps.$2.6 million or 1,005.7% from the three-month period ended March 31, 2023. This expense relates to certain equipment and operating software implementation costs incurred at the Vivid Hotel.

Cleaning and laundry: Cleaning and laundry amounted to Ps.$1.4 million for the three-month period ended March 31, 2024, an increase of Ps.$0.2 million or 13.6% from the three-month period ended March 31, 2023. As noted, this expense remained flat.

Supplies and equipment: Supplies and equipment amounted to Ps.$4.0 million for the three-month period ended March 31, 2024, an increase of Ps.$3.1 million or 387.0% from the three-month period ended March 31, 2023.

Bank commissions: Bank fees amounted to Ps.$4.8 million for the three-month period ended March 31, 2024, an increase of Ps.$3.8 million or 408.2% from the three-month period ended March 31, 2023. The increase is mainly attributable to a higher volume of transactions derived from management efforts to increase occupancy in the Insurgentes 421 Hotel Complex.

Other costs: Other costs amounted to Ps.$19.3 million for the three-month period ended March 31, 2024, an increase of Ps.$7.7 million or 65.8% from the three-month period ended March 31, 2023. The increase is mainly attributable to sundry expenses related to the operation and increase in the Insurgentes 421 Hotel Complex’s revenue, also, for the three-month period ended March 31, 2024 Ps.$9.9 million are related to the opening of the Vivid Hotel on April 1, 2024.

Interest income: Interest income amounted to Ps.$4.3 million for the three-month period ended March 31, 2024, an increase of Ps.$3.3 million or 333.9% from the three-month period ended March 31, 2023. The increase is mainly attributable to the interest accrued from loans granted to related parties, with the majority of these loans signed during the second and third quarters of 2023.

Interest expense: Interest expense amounted to Ps.$93.7 million for the three-month period ended March 31, 2024, an increase of Ps.$33.6 million or 56.0% from the three-month period ended March 31, 2023. The increase is mainly attributable to the borrowings on available credit lines. During the first quarter of 2024, the Group reached maximum borrowings on available credit lines.

Exchange rate income, net: Foreign exchange income, net, amounted to Ps.$96.4 million for the three-month period ended March 31, 2024, a decrease of Ps.$164.2 million or 63.0% from the three-month period ended March 31, 2023. The decrease is mainly attributable to an appreciation of the peso, fluctuation between the peso and the U.S. dollar from December 2023 to March 2024 was Ps.$0.2155 pesos per dollar compared to December 2022 to March 2023 when the fluctuation reached Ps$1.2683 pesos per dollar.

Changes in fair value of financial derivative instruments: Valuation of financial derivative instruments amounted to an income of Ps.$4.8 million for the three-month period ended March 31, 2024, a decrease of Ps.$45.9 million or 111.7% from a loss of Ps.$41.1 million for the three-month period ended March 31, 2023. The decrease is mainly attributable to changes in the hedge notional mount arising from payments during 2024.

Other income: Other income amounted to Ps.$12.9 million for the three-month period ended March 31, 2024, an increase of Ps.$8.9 million or 221.0% from the three-month period ended March 31, 2023. For the three-month period ended March 31, 2024 there was a VAT revaluation of Ps.$1.3 million.

Other expenses: Other expenses amounted to Ps.$4.9 million for the three-month period ended March 31, 2024, a decrease of Ps.$4.8 million or 49.4% from Ps.$9.7 million for the three-month period ended March 31, 2023.

Income taxes: Income taxes amounted to Ps.$2.6 million for the three-month period ended March 31, 2024, an increase of Ps.$2.5 million or 3,028.0% from the three-month period ended March 31, 2023. The increase is mainly attributable to the temporary differences that arise from the balances of the right-of-use assets and the lease liabilities that impacted the determination of the deferred income tax liability.

Net (loss) profit for the period: For the reasons outlined above, the Group recorded a net loss of Ps.$147.8 million for the three-month period ended March 31, 2024, compared to a net profit of Ps.$48.6 million for the three-month period ended March 31, 2023.

Debt

As of March 31, 2024, we were in compliance with the covenants and restrictions in our financing agreements that require, among others, to provide the lenders quarterly and annually with the Group’s internal financial statements and compliance with certain ratios and reserve funds, except for the following:

GIC I Trust

-
The Group anticipated that it might not have the debt service reserve account of the GIC I Loan fully funded as of March 31, 2024, and requested a waiver from the lenders, such waiver was received on March 19, 2024. Consequently, the breach was waived as of March 31, 2024.

Inmobiliaria Insurgentes 421

-
As of March 31, 2024, the debt service reserve funds of the Insurgentes 421 Loan were not fully funded, and the Group requested a waiver from the lender. On April 4, 2024, the Group obtained an event of default waiver from Bancomext and the breach has since been cured, consequently the lender will not call the debt. The Group classified the outstanding balance of this loan as a current liability as of March 31, 2024, due to the waiver being obtained after period-end.

As of December 31, 2023, the Group complied with all terms and covenants included in the loan agreements, except for the following:

GIC I Trust

-
The Group anticipated that, it might not have the debt service reserve account of the GIC I Loan fully funded as of December 31, 2023, and requested a waiver from the lenders, such waiver was received on December 29, 2023. Consequently, the breach was waived as of December 31, 2023.

Inmobiliaria Insurgentes 421

-
As of December 31, 2023, the additional debt service reserve fund of the Insurgentes 421 Loan was not fully funded, the Group requested a waiver from the lender in connection with the funding obligations of the debt service reserve funds. As described in note 10 to the Murano Group Combined 2023 Audited Financial Statements, on April 4, 2024, the Group obtained an event of default waiver provided by Bancomext and the breach has since been cured, consequently the lender will not call the debt. The Group classified the outstanding balance of this loan as a current liability as of December 31, 2023 due to the waiver being obtained after year-end.

For the three-month period ended March 31, 2024, interest expense on borrowings amounted to Ps.$93.7 million.

The following chart sets forth a summary of existing indebtedness with third parties as of March 31, 2024:

	Currency	Type & Security	Interest Rate	Current Interest rate	Maturity	MXPs	US
A. Loan Obligations
Grand Island I
Bancomext	USD	Syndicated mortgage loan up to US$240m	SOFR+ 4.0116%	9.33%	2033	1,000,680,000	60,000,000
Caixabank, S.A.	USD		SOFR + 4.0116%	9.33%	2033	1,000,680,000	60,000,000
Sabadell	USD		SOFR + 4.0116%	9.33%	2033	933,968,000	56,000,000
NAFIN	USD		SOFR+ 4.0116%	9.33%	2033	997,530,351	59,811,149
Bancomext	MXN	Secured loan up to US$30.5m to finance VAT receivables	TIIE91 +2.75%	14.00%	2024	50,684,875	3,039,026
Total Loans Grand Island						3,983,543,226	238,850,175
Insurgentes 421
Bancomext	USD	Secured loan up to US$100m	SOFR + 3.5%	8.83%	2037	1,651,441,286	99,019,144
Total Loans Insurgentes 421						1,651,441,286	99,019,144
Murano World (Corporate)
Exitus Capital	USD	loan up to US$15m	15.00%	15.00%	2025	250,170,000	15,000,000
Exitus Capital	USD	Loan agreement up to US$972,396	15.00%	15.00%	2025	13,069,616	783,644
Exitus Capital	USD	Loan agreement up to US$2.5m	15.00%	15.00%	2025	29,781,521	1,785,677
ALG	USD	Secured loan on Beach Club up to US$20m	10.00%	10.00%	2030	333,560,000	20,000,000
Santander Internacional	USD	Loan $2m	BASE RATE + 0.80%	BASE RATE + 0.80%	2025	25,005,665	1,499,320
Total Loans Murano World (Corporate)						651,586,802	39,068,641
Murano PV (Corporate)
Finamo	USD	Secured loan up to US$26m	15.00%		2030	433,628,000	26,000,000
Total Loans Murano PV (Corporate)						433,628,000	26,000,000
Subtotal						6,720,199,314	402,937,960
Cost to obtain loans and commissions						(87,349,733)	(5,237,423)
Accrued interest payable						117,394,302	7,038,872
Total Loans						6,750,243,883	404,739,409

B. Sale & Lease Back Liabilities
Finamo	MXN	Sale & Lease back agreements on GIC I			2027	352,559,382	21,139,188
Exitus Capital	MXN	Sale & Lease back agreements on GIC I			2024	9,860,370	591,220
Total Sale & Lease Back Liabilities						362,419,752	21,730,408
Total Debt						7,112,663,635	426,469,817

C. Loans with related parties
Sofoplus	MXN	Loan up to US$15m			2025	166,780,000	10,000,000
Sofoplus	MXN	Factoring			2024	7,500,000	449,694
ITV	MXN	Loan up to MXN$97,500M			2025	35,209,092	2,111,110
BVG Infraestructura	MXN	Loan up to US$955,011			2025	8,696,152	521,415
Accrued interest payable	MXN	Loan			2025	2,014,401	120,782
Total Loans with related parties						220,199,645	13,203,001
Total Debt						7,332,863,280	439,672,819

For further information on our financing arrangements, see Notes 4 and 6 to the Murano Group 2024 Interim Financial Statements and Notes 6 and 10 to the Murano Group Combined 2023 Audited Financial Statements.

Commitments and Contingencies

We are subject to litigation, claims, and other commitments and contingencies arising in the ordinary course of business. While no assurance can be given as to the ultimate outcome of any litigation matters, we do not believe it is probable that a loss will be incurred and do not expect the ultimate resolution of any open matters will have a material adverse effect on our financial position or results of operations.

Off-Balance Sheet Arrangements

As of March 31, 2024 and December 31, 2023, we did not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of market and other risks, including credit risk, liquidity risk, market risk, operating risk, and legal risk. For quantitative and qualitative disclosures about these risks, see Note 13 to the Murano Group Combined 2023 Audited Financial Statements.

INDEPENDENT APPRAISER AND MARKET CONSULTANT

HVS, as independent appraiser and market consultant, prepared a Narrative Appraisal Report in respect of the GIC I Hotel dated June 27, 2024 (the “Appraisal”). You should read the Appraisals in its entirety for additional information with respect to the GIC I Hotel and the related subjects discussed therein. As stated in the Appraisal, HVS has made a number of assumptions in reaching its conclusions, all of which are set forth therein, and has utilized the sources of information described therein. HVS believes that the use of such information and assumptions is reasonable for the purposes of the Appraisal.

In appraising the GIC I Hotel, HVS inspected the property and analyzed the market conditions in the Cancún, Quintana Roo area, taking also into account our proposed improvements for this site. HVS Narrative Appraisal Report has been prepared in accordance with the Uniform Standards of Professional Appraisal Practice (USPAP).

According to the Appraisal, the GIC I Hotel will offer its guests, among others, rooftop pools, and beach access via a Beach Club next to Playa Delfines and it is expected that guests will share most amenities, with some restrictions between components such as pools, restaurants, bars, and entertainment areas. In addition, the Appraisal indicates that the GIC I Hotel will also contain the appropriate parking capacity and all necessary back-of-the-house space. In the Appraisal, HVS, based in its analysis, concluded that: (i) on April 1, 2024 the appraised market value for the GIC I Hotel when complete (expected in the latter half of 2024) is U.S.$516.3 million (with a value per key of U.S.$508 thousand); and (ii) the appraised value for GIC I Hotel when stabilized on April 1, 2028 is U.S.$616.0 million (with a value per key of U.S.$606 thousand).

HVS’s analysis is based on the following assumptions: (i) the improvements to the GIC I Hotel property will be completed as of the prospective “when complete” date of value mentioned above; (ii) the “when stabilized” market value conclusion referred above is subject to the hypothetical condition that GIC I Hotel is operating at a stabilized level as of April 1, 2028; (iii) the Appraisal does not address unforeseeable events that could alter the construction of the GIC Complex, and/or the market conditions; (iv) no significant changes, other than those anticipated and explained in the Appraisal, shall take place between the date of inspection and date of prospective value. Finally, according to the Appraisal, the report was produced considering the significant market disruption related to COVID-19; notwithstanding that, a gradual recovery in the hospitality industry is anticipated to occur in the next two to four years.

Exhibit 2

Murano PV, S. A. de C. V. and Subsidiaries

Condensed Consolidated and Combined Interim Financial Statements as of March 31, 2024, and for the three-month periods ended March 31, 2024 and 2023

Murano PV, S.A. de C.V. and Subsidiaries

Condensed Consolidated and Combined Interim Financial Statements for 2024 and 2023

Murano PV, S. A. de C. V. and Subsidiaries
Condensed Consolidated and Combined Interim Statements of Financial Position
As of March 31, 2024 and December 31, 2023 (Mexican pesos)

Assets	Notes	March 31, 2024	December 31, 2023
Current Assets:
Cash and cash equivalents and restricted cash	3	$155,903,838	$146,369,734
Trade receivables		10,232,686	16,831,611
VAT receivable		243,040,259	242,079,862
Other receivables		28,046,619	28,341,695
Due from related parties	4	172,055,379	143,549,146
Prepayments		12,596,574	18,792,796
Inventories		3,616,063	1,415,594
Total current assets		625,491,418	597,380,438
Property, construction in process and equipment, net	5	17,664,377,332	17,420,027,969
Investment property		1,100,491,490	1,100,491,490
Right of use assets, net		205,699,382	217,037,091
Financial derivative instruments		121,729,260	116,923,727
Guarantee deposits		23,784,526	21,480,805
Other assets		1	1
Total non-current assets		19,116,081,991	18,875,961,083
Total assets		$19,741,573,409	$19,473,341,521
Liabilities, Stockholders’ Equity and Net Assets Current Liabilities: Current instalments of long-term debt	6	$2,102,670,071	$2,039,355,678
Trade accounts payable and accumulated expenses		409,418,858	399,163,421
Advance customers		6,461,716	8,263,469
Due to related parties	4	172,994,666	133,002,659
Lease liabilities		37,916,969	30,006,807
Income tax payable		19,685,461	12,135,180
Employees’ statutory profit sharing		2,241,724	2,241,724
Contributions for future net assets		3,500,000	3,500,000
Total current liabilities		2,754,889,465	2,627,668,938
Non-current Liabilities: Long-term debt, excluding current instalments	6	5,009,993,564	4,643,317,136
Due to related parties, excluding current portion	4	47,207,074	87,302,929
Lease liabilities, excluding current portion		163,859,550	177,954,726
Employee benefits		9,623,029	8,766,021
Other liabilities		61,113,196	62,504,424
Deferred tax liabilities		4,032,011,930	4,031,599,864
Total non-current liabilities		9,323,808,343	9,011,445,100
Total liabilities		12,078,697,808	11,639,114,038
Stockholders’ Equity and Net Assets Net parent investment		-	902,611,512
Common stock	10	900,052,000	-
|Accumulated deficit		(1,349,837,205)	(1,181,044,835)
Other comprehensive income		8,112,660,806	8,112,660,806
Total Stockholders’ Equity and Net Assets		7,662,875,601	7,834,227,483
Total Liabilities, Stockholders’ Equity and Net Assets		$19,741,573,409	$19,473,341,521

The accompanying notes are an integral part of these condensed consolidated and combined interim financial statements.

Murano PV, S.A. de C.V. and Subsidiaries
Condensed Consolidated and Combined Interim Statements of Profit or Loss and Other Comprehensive Income
For the three-month periods ended March 31, 2024 and 2023 (Mexican pesos)

	For the three months ended March 31,
	Notes	2024	2023
Revenue	7	$107,105,009	$43,489,808
Direct and selling, general and administrative expenses:
Employee benefits		64,281,994	42,158,712
Food & beverage and service cost		17,114,289	10,355,843
Sales commissions		5,343,417	1,761,607
Management fees to hotel operators		3,729,233	861,741
Depreciation and amortization		44,290,214	31,691,203
Property tax		3,274,622	1,114,457
Professional fees		79,244,763	22,401,934
Administrative fees		5,507,060	11,263,427
Maintenance and conservation		6,082,919	1,247,326
Utility expenses		2,794,317	4,272,635
Advertising		1,942,566	2,896,529
Donations		1,723,750	3,700,500
Insurance		4,517,859	856,796
Software		2,863,789	258,999
Cleaning and laundry		1,409,149	1,239,945
Supplies and equipment		3,955,831	812,318
Bank fees		4,789,154	942,368
Other costs		19,278,396	11,626,998
Total direct and selling, general and administrative expenses		272,143,322	149,463,338
Interest income		4,336,416	999,291
Interest expense		(93,730,044)	(60,097,291)
Exchange rate income, net		96,448,334	260,632,320
Changes in fair value of financial derivative instruments		4,805,533	(41,137,358)
Other income	8	12,867,697	4,008,036
Other expenses	8	(4,913,603)	(9,719,605)
(Loss) profit before income taxes		(145,223,980)	48,711,863
Income taxes	9	2,624,291	83,898
Net (loss) profit for the period		$(147,848,271)	$48,627,965
Total comprehensive (loss) income		$(147,848,271)	$48,627,965

The accompanying notes are an integral part of these condensed consolidated and combined interim financial statements.

Murano PV, S. A. de C. V. and Subsidiaries

Condensed Consolidated and Combined Interim Statements of Changes in Stockholders’ Equity and Net Assets
For the three-month periods ended March 31, 2024 and 2023 (Mexican pesos)

					Other Comprehensive Income
	Note	Net parent investment	Common Stock	Accumulated Deficit	Revaluation of property, construction in process and equipment net of deferred income tax	Remeasurement of net defined benefit liability net of deferred income tax	Total
Balance as of January 1, 2023		$902,611,512	$-	$(1,238,837,756)	$8,737,110,903	$(1,549,674)	8,399,334,985
Profit for the period		-	-	48,627,965	-	-	48,627,965
Balance as of March 31, 2023		902,611,512	-	(1,190,209,791)	8,737,110,903	(1,549,674)	8,447,962,950
Balance as of January 1, 2024		902,611,512	-	(1,181,044,835)	8,114,123,261	(1,462,455)	7,834,227,483
Reimbursements of net parent investment		(16,363,928)	-	-	-	-	(16,363,928)
Capital restructuring	2.b.2	(886,247,584)	900,052,000	(20,944,099)	-	-	(7,139,683)
Loss for the period		-	-	(147,848,271)	-	-	(147,848,271)
Balance as of March 31, 2024		$-	$900,052,000	$(1,349,837,205)	$8,114,123,261	$(1,462,455)	$7,662,875,601

The accompanying notes are an integral part of these condensed consolidated and combined interim financial statements.

Murano PV, S.A. de C.V. and Subsidiaries

Condensed Consolidated and Combined Interim Statements of Cash Flows
For the three-month periods ended March 31, 2024 and 2023 (Mexican pesos)

	For the three months ended March 31,
Cash flows from operating activities:	2024	2023
(Loss) profit before income taxes	$(145,223,980)	$48,711,863
Adjustments for:
Depreciation of property, construction in process and equipment	32,952,505	31,512,951
Depreciation of right of use assets	11,337,709	178,252
Amortization of costs to obtain loans and commissions	3,384,106	1,305,989
Valuation of financial derivative instruments	(4,805,533)	41,137,358
Interest expense	89,918,033	60,083,348
Interest expense lease liability	3,812,011	13,943
Interest income	(4,336,416)	(999,291)
Effect on changes in foreign exchange rates	(97,636,858)	(369,204,630)
	(110,598,423)	(187,260,217)
Changes in:
Decrease (increase) in VAT receivable	(960,397)	37,960,504
Increase in trade receivables	6,598,925	(7,155,435)
(Increase) decrease in other receivables	295,076	(6,209,550)
Decrease in prepayments	6,196,222	32,260,300
Decrease in inventory	(2,200,469)	(120,051)
Increase in other assets	(2,303,721)	(12,822,483)
Increase in trade payables and taxes	14,123,572	42,230,768
Increase in employee benefits	857,008	-
(Decrease) increase in other liabilities	(1,391,228)	17,861,757
Income tax paid	(331,832)	(638,928)
Net cash flows used in operating activities	(89,715,267)	(83,893,335)
Cash flows used in investing activities:
Acquisition of property, construction in process and equipment	(277,301,868)	(348,573,870)
Loans granted to related parties	(24,668,637)	(33,114,678)
Interest received	498,820	999,291
Net cash flows used in investing activities	(301,471,685)	(380,689,257)
Cash flows from financing activities:
Reimbursements of net parent investment	(16,363,928)	-
Contributions for future common stock increase	-	(55,784,704)
Payments related to the capital restructure	(7,139,683)	-
Loan proceeds	960,853,961	625,512,189
Loan payments to third parties	(434,313,439)	(51,109,045)
Borrowing cost paid	(14,500,031)	(10,688,961)
Loans received from related parties	7,502,095	17,961,206
Loan payments to related parties	(4,749,008)	(15,973,001)
Payments of leasing liabilities	(9,818,712)	(208,428)
Interest paid	(80,750,199)	(50,253,425)
Net cash flows from financing activities	400,721,056	459,455,831
Net increase (decrease) in cash and cash equivalents and restricted cash	9,534,104	(5,126,761)
Cash and cash equivalents and restricted cash at the beginning of the period	146,369,734	240,754,805
Cash and cash equivalents and restricted cash at the end of the period	$155,903,838	$235,628,044

The accompanying notes are an integral part of these condensed consolidated and combined interim financial statements.

Murano PV, S. A. de C. V. and Subsidiaries

Notes to the Condensed Consolidated and Combined Interim Financial Statements
As of March 31, 2024 and December 31, 2023, and for the three-month periods ended March 31, 2024, and 2023 (Amounts in Mexican pesos)

1.	Reporting Entity and description of business

a.
Corporate information

On July 11, 2024, Elias Sacal Cababie, Chief Executive Officer, Marcos Sacal Cohen, Chief Operating Officer, David James Galan, Global Chief Financial Officer and Oscar Jazmani Mendoza Escobar, Chief Financial Officer Mexico, authorized the issuance of these condensed consolidated and combined interim financial statements.

Murano PV, S. A. de C. V. and its subsidiaries (together referred to as the “Group”) is headquartered at F. C. de Cuernavaca 20, 12th floor, Lomas – Virreyes, Lomas de Chapultepec III Secc., Miguel Hidalgo, 11000, Mexico City. The Group is a Mexican development group with extensive experience in the structuring, development and assessment of industrial, residential, corporate office, and hotel projects in Mexico. The Group also provides comprehensive services, including the execution, construction, management, and operation of a wide variety of industrial, business, tourism, and medical real estate projects, among others. The Group is primarily involved in developing and managing luxury hotels in urban and beach resort destinations.

In the first quarter of 2023, the Andaz and Mondrian Hotels, in Mexico City, were already fully operational with a combined capacity of 396 rooms.
The Group is also developing a resort complex in Grand Island, Cancun, Quintana Roo (the “GIC Complex”), which is ultimately expected to incorporate over 3,000 rooms, a convention center (under the world trade center brand), a water park, a retail village and a beach club. This project is divided into two phases:

I.
Phase one is nearing completion and when fully operational will have 1,016 rooms, under two hotel brands: (i) 400 rooms, operated under the “Vivid” brand, an adult-only brand; and (ii) 616 rooms, to be operated under the “Dreams” brand, a family-friendly brand. On April 1, 2024, the Vivid hotel began operations. The Dreams hotel is expected to commence operations in the fourth quarter of 2024.

II.
Phase two of the GIC Complex in Cancun is planned as an integrated resort split across four different hotel brands all operated by Hyatt (Hyatt Inclusive Collection). This second phase is planned to have 2,000 rooms, but the Group has not yet begun the process securing financing for the development phase and a completion date is not possible to estimate at this time.

The Group is also planning to develop a 5 star upper-upscale resort, in Bajamar, Baja California. The development is currently under preliminary evaluation and the Group has not yet begun the process of securing financing for this project and a completion date is therefore not possible to estimate at this time.

Also in Baja California, the Group is engaged in the development of industrial parks, such as the Baja Park Development Project which is expected to consist of approximately 363,262 sqm of retail area. Construction is expected to begin once financing has been secured, a completion date is therefore not possible to estimate at this time.

b.	Significant transactions

i.
On March 20, 2024, Murano Global Investments Limited PLC, parent entity of Murano PV, and HCM Acquisition Corp (“HCM”) completed the Amended and Restated Business Combination Agreement (“A&R BCA”). These condensed consolidated and combined interim financial statements do not reflect any impact derived from this transaction since the accounting and economic impacts are reflected at a Murano Global Investments Limited PLC entity level.

ii.
In March 2023, the Group acquired a beach club in Cancun for an amount of $171,000,000 (approximately U.S.$9.4 million). The Group signed a secured loan agreement with ALG Servicios Financieros México, S.A. de C.V., SOFOM E.N.R. (“ALG”) for a principal amount of U.S.$20,000,000. The first disbursement of U.S.$8,000,000, was used to finance the acquisition of the beach club land. In April and July 2023, the Group drew U.S.$5,000,000 and U.S.$7,000,000, respectively, which were used for the construction of the beach club. The loan bears an annual interest of 10% and matures on December 1, 2030. The Group provided this beach club as a guarantee for this loan. ALG is incorporated as trustee in the guarantee trust of Fideicomiso Murano 2000.

2.	Basis of preparation-

These condensed consolidated and combined interim financial statements have been prepared on a consolidated basis as of and for the three-month period ended March 31, 2024 and on a combined basis prior to the capital restructuring which occurred on March 8, 2024, as discussed in 2.b.2. Since the entities included in these financial statements were under common control both prior to and after the capital restructuring, it had no impact on the financial position, results or operations, or cash flows presented.

a.	Statement of compliance

These condensed consolidated and combined interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Group´s last annual consolidated financial statements as of and for the year ended December 31, 2023.

These condensed consolidated and combined interim financial statements do not include all the information and disclosures required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards and should be read in conjunction with the combined financial statements as of December 31, 2023 and 2022 and for the three-year period ended December 31, 2023 (the “last annual combined financial statements”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

b.	Basis of consolidation

b.1.	Subsidiaries

The subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to or has rights to variable returns from its involvement with the entity and has the ability to affect those returns. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

Intra-group balances and transactions are eliminated in the consolidation process.

The Group’s subsidiaries as of March 31, 2024 are set out below:

Entity	Ownership interest
Murano Management, S. A. de C. V. (“Murano Management”)	100.00%
Murano World, S. A. de C. V. (“Murano World”)	100.00%
Inmobiliaria Insurgentes 421, S. A. de C.V. (“Inmobiliaria Insurgentes 421”)	100.00%
Operadora Hotelera GI, S. A. de C. V. (“Operadora GIC I”)	100.00%
Operadora Hotelera Grand Island II, S. A. de C. V. (“Operadora GIC II”)	100.00%
Operadora Hotelera I421, S. A. de C. V. (“OHI421”)	100.00%
Operadora Hotelera I421 Premium, S. A. de C. V. (“OHI421 Premium”)	100.00%
Fideicomiso Murano 6000 CIB/3109 (“Insurgentes Security Trust”)	100.00%
Fideicomiso Murano 2000 CIB /3001 (“GIC I Trust” or “Fideicomiso Murano 2000”)	100.00%
Fideicomiso Murano 4000 CIB/3288 (“GIC II Trust”)	100.00%
Fideicomiso Murano 1000 CIB /3000	100.00%
Edificaciones BVG, S. A. de C. V. (“Edificaciones BVG”)	100.00%
Servicios Corporativos BVG, S. A. de C.V. (“Servicios BVG”)	100.00%

b.2.	Capital restructuring

During the first quarter of 2024, the Group underwent a restructuring to establish Murano PV, S. A. de C. V. as the intermediate holding entity of the Mexican structure: Murano PV, S. A. de C. V., Murano World, S. A. de C. V., Edificaciones BVG, S. A. de C. V., Fideicomiso Murano 6000 CIB/3109, Inmobiliaria Insurgentes 421, S. A. de C.V., Operadora Hotelera GI, S. A. de C. V., Operadora Hotelera Grand Island II, S. A. de C. V., Operadora Hotelera I421, S. A. de C. V., Operadora Hotelera I421 Premium, S. A. de C. V., Fideicomiso Murano 2000 CIB /3001, Fideicomiso Murano 4000 CIB/3288, Fideicomiso Murano 1000 CIB /3000, Servicios Corporativos BVG, S. A. de C.V., and Murano Management, S. A. de C. V.

The capital restructuring involved a series of transactions between the entities and their shareholders, whereby some of the existing shareholders sold their shares and transferred their beneficiary rights to other entities within the Group in exchange for cash and promissory notes.

Since the entities within the Group were under common control prior and after the capital restructuring, the capital restructuring does not qualify as a business combination under IFRS 3 Business Combinations. Management deems it appropriate to account for the capital restructuring on a prospective basis for presentation purposes of the financial statements and its related notes as of March 31, 2024 and for the three-month period then ended, mainly because prior to and after the capital restructuring, the entities within the Group are controlled by the same group of shareholders.

The capital restructuring was measured at the previous carrying amounts of assets and liabilities given that the entities are under common control.

c.	Going concern basis

These condensed consolidated financial statements have been prepared assuming the Group will continue as a going concern. However, management has identified material uncertainties that may cast significant doubt on the ability of the Group to continue as a going concern. As a result, the Group may be unable to realize its assets and discharge its liabilities in the normal course of business.

The Group is an early-stage and emerging growth company. The Group has incurred significant debt primarily to fund operating expenses and finance the construction projects mentioned in note 1 (a). As of March 31, 2024, total current liabilities exceed the amount of the total current assets, and based upon the Group’s current plans, management believes that financial resources to fund its operations for the twelve months subsequent to the authorization and issuance of these condensed consolidated and combined interim financial statements may be insufficient.

In addition, after March 31, 2024, certain covenants have been breached as follows:

i.
The debt service reserve funds related to the Insurgentes 421 loan with Bancomext were not funded on the due test days of May 8 and June 8, 2024, as a result, the covenant was breached. As of the date of the issuance of these condensed consolidated and combined interim financial statements there continues to be a covenant violation with respect to the funding of the debt service reserves. However, on June 26, 2024, the Group funded the debt service reserve funds and on July 8, 2024, the Group made the quarterly principal and interest payment and received a confirmation letter from the lender, Bancomext, recognizing the application of such payment and that as of this date there are no events of payment default.

As of March 31, 2024, the loan amount outstanding was $1,667.0 million, which was classified as a current liability since the breach was prior to the reporting date, see Note 6.

ii.	On May 1, 2024, there was a default on a covenant with respect to the funding of the debt service reserve account of the syndicated secured mortgage loan held by Fideicomiso Murano 2000.

On May 14, 2024, the Group received a waiver from the lender to defer funding of the debt service reserve account to July 1, 2024; on June 20, 2024, the Group received an additional waiver to defer funding of the debt service reserve account until August 1, 2024.

iii.
On May 1, 2024 there was a default on a covenant with respect to acquiring financial derivatives to hedge the variable interest rate. On May 14, 2024, the Group received a waiver from the lender to defer the acquisition of financial derivatives to hedge the variable interest rate to June 1, 2024. On June 20, 2024, the Group received a formal waiver to defer the acquisition of the financial derivatives until August 1, 2024. As of March 31, 2024, the amount related to this loan was $3,932.9 million.

On May 2, 2024, Murano World received a loan of $317,000,000 (U.S.$18.5 million); for further information see note 12.10. Under the syndicated secured mortgage loan Murano World cannot incur additional debt above U.S.$9.0 million. Therefore, on this date, Murano World was in breach of this covenant. The Group has not obtained a formal waiver from the lender as of the date of the authorization and issuance of these condensed consolidated and combined interim financial statements.

Under certain arrangements, i.e., loan from Fideicomiso Murano 2000 CIB/3001, refer to note 6 (1)), the Group is obliged to deliver internal financial information and audited financial statements to the lenders after March 31, 2024, certain of these reporting obligations were fulfilled after the required date. The Group is in the process of obtaining a formal waiver of such covenant breaches from the lenders, as the counterparties were already informed and agreed to receive the information after the required date.

Management continues evaluating strategies to obtain the required additional funding necessary for future operations, to comply with all covenants as required by the loan agreements, and to be able to discharge the outstanding debt and other liabilities as they become due. In assessing these strategies, management has considered the available cash resources, inflows from the hotels that are already in operation, and future financing options available to the Group such as new or restructured loan agreements and the possible financial support of the major shareholder of the Group. However, the Group may be unable to access further equity or debt financing when needed. As such, there can be no assurance that the Group will be able to obtain additional liquidity when needed or under acceptable terms, if at all.

These condensed consolidated and combined interim financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities and reported expenses that may otherwise be required if the going concern basis for the Group as of and for the three months ended March 31, 2024, and for entities comprising the Group as of December 31, 2023 and for the three months ended March 31, 2023,was not appropriate.

d.	Use of judgments and estimates

In preparing these condensed consolidated and combined interim financial statements, management has made judgments and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the Murano Group’s last annual audited combined financial statements as of December 31, 2023.

Measurement of fair values:

A number of the Group’s accounting policies require the measurement of fair values, for both financial assets and liabilities and non-financial assets and liabilities.

The Group has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the chief financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of the Accounting Standards, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quotes prices included in Level 1 that are observable for the asset or liability, either (i.e., as prices) or indirectly (i.e., derived from prices); and
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability are categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

e.	Material accounting policies

These condensed consolidated and combined interim financial statements follow the same accounting policies and methods of computation as the last annual combined financial statements, except for the consolidation accounting policy, as explained in note 2.b.

f.	New accounting standards or amendments for 2024 and forthcoming requirements

A number of new accounting standards and amendments to accounting standards are effective for annual periods beginning after January 1, 2024 and have been adopted by the Group. Their adoption has not had any material impact on the disclosure or the amounts reported in these condensed consolidated and combined interim financial statements. The Group has not early adopted any forthcoming new or amended accounting standards in preparing these condensed consolidated and combined interim financial statements. The Group does not expect to have a significant impact from the adoption of the forthcoming standards.

3.	Cash and cash equivalents and restricted cash

As of March 31, 2024 and December 31, 2023 cash and cash equivalents and restricted cash is as follows:

	As of
	March 31, 2024	December 31, 2023
Cash	$1,590,431	$993,681
Bank deposits (1) (2)	154,313,407	145,376,053
Total cash and cash equivalents and restricted cash	$155,903,838	$146,369,734

(1)
Murano World - In accordance with the long-term syndicated loan from Bancomext, Sabadell, Caixabank and NAFIN Fideicomiso Murano 2000 (a subsidiary of Murano World) must maintain an interest reserve fund equivalent to a minimum of one quarterly interest payment. While the amount can be withdrawn to pay such interest without any penalty, Fideicomiso Murano 2000 is obligated to replace such interest reserve fund to set a minimum amount. As of March 31, 2024 and December 31, 2023, the corresponding amounts in the reserve fund were $34,388,381 and $12,842,404, respectively.

(2)
Inmobiliaria Insurgentes 421 - In accordance with the long-term loan from Bancomext, the borrower must maintain a debt service reserve fund equivalent to the next amortization of principal payment plus interest, according to the amortization schedule, and an additional fund for an amount equivalent to the principal debt service reserve fund. While the amount can be withdrawn without penalty to cover payments, the borrower is obligated to replace such reserve funds within 15 days. As of March 31, 2024 and December 31, 2023, the principal reserve fund amounted to $38,009,137 and $52,272,015, respectively. The additional debt service reserve fund was not fully funded as of March 31, 2024 and December 31, 2023; for further information see note 6.

4.	Related-party transactions and balances-

Transactions with key management personnel

i.	Key management personnel compensation

Compensation of key management personnel includes short-term employee benefits in the amount of
$1,190,782 and $3,472,469 for the three-month periods ended March 31, 2024 and 2023, respectively.

ii.	Outstanding balances with related parties as of March 31, 2024 and December 31, 2023 are as follows:

	As of
Receivable	March 31, 2024	December 31, 2023
Affiliate:
Elías Sacal Cababie(1)	$141,697,239	$104,029,840
E.S. Agrupación, S. A. de C. V. (2)	30,348,224	35,582,383
Marcos Sacal Cohen (3)	9,916	540,031
Edgar Armando Padilla Pérez (4)	-	1,700,466
Rubén Álvarez Laris (5)	-	1,696,426
Total related parties receivable	172,055,379	143,549,146

	As of
	March 31, 2024	December 31, 2023
Payable:
Affiliate:
Impulsora Turística de Vallarta, S. A. de C. V. (6)	$35,643,716	$39,121,151
Sofoplus S.A.P.I de C. V., SOFOM ER(7)	175,859,777	171,153,445
BVG Infraestructura, S. A. de C. V. (8)	8,696,152	10,030,992
Murano Global Investments, Plc.	2,095	-
Total related parties payable	220,201,740	220,305,588
Current portion	$172,994,666	$133,002,659
Long-term portion	$47,207,074	$87,302,929

(1)	This balance is composed of several loan agreements as follows:

i.
On February 9, 2023, Murano World granted a short-term loan of $7,900,000 with a maturity of a year and accrues interest at a rate of TIIE 28 days plus a spread of 3%. As of March 31, 2024 this loan was fully repaid;

ii.
On February 10, 2023, Murano World granted a short-term loan of U.S.$2,865,000 with a maturity of a year and accrues interest at a rate of 3M SOFR plus a spread of 3%. On February 10, 2024 maturity was extended for a year;

iii.
On April 14, 2023, Murano P.V. granted a short-term loan of $2,000,000 with a maturity of a year and accrues interest at a rate of TIIE 28 days plus a spread of 3%. The principal amount was paid on March 8, 2024 as part of the capital restructuring as described in Note 2.b.2;

iv.
On April 14, 2023, Murano P.V. granted a short-term loan of U.S.$438,611 with a maturity of a year and accrues interest at a rate of 3M SOFR plus a spread of 3%. The principal amount was paid on March 8, 2024 as part of the capital restructuring as described in Note 2.b.2;

v.
On September 26, 2023, Murano World granted a short-term loan of U.S.$3,200,000 with a maturity of a year and accrues interest at a rate of 3M SOFR plus a spread of 3%. The outstanding balance of this loan as of March 31, 2024 was U.S.$2,495,980;

vi.
On January 19, 2024, Murano World granted a short-term loan up to $7,900,000 with a maturity of a year and accrues interest at a rate of TIIE 28 days plus a spread of 3%. As of March 31, 2024, the outstanding balance of this loan is $2,200,000;

vii.
On January 19, 2024, Murano World granted a short-term loan up to U.S.$3,360,000 with a maturity of one year and accrues interest at a rate of 3M SOFR plus a spread of 3%. As of March 31, 2024 the outstanding balance of this loan is U.S.$2,600,000.

(2)	This balance is composed of several loan agreements as follows:

i.
On February 10, 2023, Murano World granted a short-term loan of $9,620,660 with a maturity of a year and accrues interest at a rate of TIIE 28 days plus a spread of 3%. On February 10, 2024 the maturity was extended for a year;

ii.
On March 31, 2023, Murano World granted a short-term loan of U.S.$453,000 with a maturity of a year and accrues interest at a rate of 3M SOFR plus a spread of 3%. On March 31, 2024 the maturity was extended for a year;

iii.
On April 14, 2023, Murano P.V. granted a short-term loan of U.S.$359,368 with a maturity of a year and accrues interest at a rate of 3M SOFR plus a spread of 3%. The principal amount was paid on March 8, 2024 as part of the capital restructuring as described in Note 2.b.2;

iv.
On May 5, 2023, Murano P.V. granted a short-term loan of $30,000 with a maturity of a year and accrues interest at a rate of TIIE 28 days plus a spread of 3%. The principal amount was paid on March 8, 2024 as part of the capital restructuring as described in Note 2.b.2;

v.	On November 9, 2023, Murano World granted a short-term loan of $10,000,000 with a maturity of a year and accrues interest at a rate of TIIE 28 days plus a spread of 3%.

(3)
Short-term loan agreement for $492,000 dated May 5, 2023 with a one-year maturity and accrues interest at a rate of TIIE 28 days plus a spread of 3%. The principal amount was paid on March 8, 2024 as part of the capital restructuring as described in Note 2.b.2.

(4)	This balance is composed of two loan agreements as follows:

i.
On May 5, 2023 Murano Management, S. A. de C. V. granted a short-term loan of $1,546,669 (Mexican pesos) with a maturity of a year and accrues interest at a rate of TIIE 28 days plus a spread of 3%. The principal amount was paid on March 8, 2024 as part of the capital restructuring as described in Note 2.b.2;

ii.
On May 5, 2023 Murano Management, S. A. de C. V. granted a short-term loan of $4,400 (Mexican pesos) with a maturity of a year and accrues interest at a rate of TIIE 28 days plus a spread of 3%. The principal amount was paid on March 8, 2024 as part of the capital restructuring as described in Note 2.b.2.

(5)
Short-term loan agreement of $1,547,609 dated May 5, 2023 granted by Murano Management with a one-year maturity and accrues interest at a rate of TIIE 28 days plus a spread of 3%. The principal amount was paid on March 8, 2024 as part of the capital restructuring as described in Note 2.b.2.

(6)
Loan agreement signed on May 2, 2021 with a 36-month termination period. The amount of the loan is $97,500,000 at an annual rate of 17.75%. On May 2, 2024 the maturity of this loan was extended for a year.

(7)	Syndicated secured mortgage loan for up to U.S.$30,000,000 which matures on June 24, 2025 and causes interest at an annual rate of 15.00% for which the major shareholders are joint obligors.

(8)
On March 1, 2023, Inmobiliaria Insurgentes granted a short-term loan of U.S.$955,011 with a maturity of a year and accrues interest at a rate of 3M SOFR plus a spread of 3%. On March 1, 2024 the maturity of this loan was extended for a year.

5.	Property, construction in process and equipment

Reconciliation of carrying amounts

Cost:	Land	Construction in process	Buildings		Elevators		Computer equipment	Transportation Equipment	Furniture(1)	Equipment and other assets	Total

Balances as of January 1, 2023	$7,794,417,256	$9,083,995,555	$		$		$7,109,323	$2,874,688	$5,694,946	$3,173,881	$16,897,265,649
Additions	173,992,200	1,388,105,617		-		-	627,269	-	157,205,729	-	1,719,930,815
Disposals	-	-		-		-	-	-	(163,689,130)	-	(163,689,130)
Capitalization of FF&E and OS&E, buildings and elevators	-	(1,525,827,023)		1,348,289,068		10,964,935	-	-	166,573,020	-	-
Revaluation	(21,598,770)	(2,437,323,707)		1,568,940,131				-	-	-	(889,982,346)
Balances as of December 31, 2023	$7,946,810,686	$6,508,950,442		$2,917,229,199		$10,964,935	$7,736,592	$2,874,688	$165,784,565	$3,173,881	$17,563,524,988
Balances as of January 1, 2024	$7,946,810,686	$6,508,950,442		$2,917,229,199		$10,964,935	$7,736,592	$2,874,688	$165,784,565	$3,173,881	$17,563,524,988
Additions	-	277,236,170		-		-	40,197	-	25,501	-	277,301,868
Balances as of March 31, 2024	$7,946,810,686	$6,786,186,612		$2,917,229,199		$10,964,935	$7,776,789	$2,874,688	$165,810,066	$3,173,881	$17,840,826,856

	Land	Construction in process	Buildings	Elevators	Computer equipment	Transportation Equipment	Furniture(1)	Equipment and other assets	Total
Accumulated depreciation:
Balances as of January 1, 2023	$-	$-	$-	$-	$(5,892,011)	$(2,626,601)	$(4,079,955)	$(2,183,253)	$(14,781,820)
Depreciation	-	-	(71,580,551)	(1,096,493)	(779,108)	(77,491)	(55,029,094)	(152,462)	(128,715,199)
Balances as of December 31, 2023	-	-	(71,580,551)	(1,096,493)	(6,671,119)	(2,704,092)	(59,109,049)	(2,335,715)	(143,497,019)
Balances as of January 1, 2024	-	-	(71,580,551)	(1,096,493)	(6,671,119)	(2,704,092)	(59,109,049)	(2,335,715)	(143,497,019)
Depreciation	-	-	(18,232,683)	(274,123)	(198,993)	(18,375)	(14,190,280)	(38,051)	(32,952,505)
Balances as of March 31, 2024	-	-	(89,813,234)	(1,370,616)	(6,870,112)	(2,722,467)	(73,299,329)	(2,373,766)	(176,449,524)
Carrying amounts as of:
December 31, 2023	$7,946,810,686	$6,508,950,442	$2,845,648,648	$9,868,442	$1,065,473	$170,596	$106,675,516	$838,166	$17,420,027,969
March 31, 2024	$7,946,810,686	$6,786,186,612	$2,827,415,965	$9,594,319	$906,677	$152,221	$92,510,737	$800,115	$17,664,377,332

(1) Includes FF&E and OS&E assets.

Construction in process

GIC I is a hotel complex with up to 1,016 rooms, currently under construction in Cancun, Quintana Roo; the total amount expected to be invested in the construction is $3,200,000,000, excluding financial cost and cost of land. For the three-month period ended March 31, 2024, and the year ended December 31, 2023, amounts incurred in the construction in process were $271,035,743 and $1,106,639,896, respectively.

GIC II is a plot of land located in Cancun, Quintana Roo, where the Group plans to develop a second hotel project with up to 2,000 rooms. For the three-month period ended March 31, 2024, and the year ended December 31, 2023, amounts incurred in the construction in process were $3,109,637 and $1,577,714, respectively.

Insurgentes Hotel is a hotel complex comprising two individual hotels with a combined capacity of 396 rooms, located in Mexico City. This hotel commenced operations in the first quarter of 2023. For the year ended December 31, 2023, the incurred amounts in the construction were $79,064,992, As of March 31, 2024 there were no additional capitalized costs incurred for the property.

Capitalization of borrowing cost included in the construction costs of the above-described hotel complexes, for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 were

$75,450,785 and $275,133,471, respectively. These borrowing costs were calculated using a capitalization rate of 100% since all the loans held by the Group are specific and directly attributable to the construction in process.

Measurement of fair value

Land and construction in process

Fair value hierarchy

The Group engages third-party qualified appraisers to perform the valuation of the land and construction in process annually. The technical committee works closely with qualified external appraisers to establish the appropriate valuation techniques and inputs to the model.

The fair value measurement for the land and construction in process has been categorized as a Level 3 fair value based on the inputs to the valuation technique used. Changes in fair value are recognized in Other Comprehensive Income (OCI).

Valuation technique and significant unobservable inputs

The following table shows the valuation technique used in measuring the fair value of the land and construction in process, as well as the significant unobservable inputs used.

The revaluation loss as of December 31, 2023 was $889,982,346. The Group did not revalue the assets for the period ended March 31, 2024 and 2023 as no factors or indicators were identified that could rise a material change in the fair value from the prior period revaluation.

Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement

Land

Group directors use the market-based approach to determine the value of the land as described in the valuation reports prepared by the appraisers.

In estimating the fair value of the subject assets, the appraiser performed the following:

●     Researched market data to obtain information pertaining to sales and listings (comps) that are similar to the Subject Asset.

●     Selected relevant units of comparison (e.g., price per square meter), and developed a comparative analysis for each.

●     Compared the comps to the Subject Asset using elements of comparison that may include, but are not limited to, market conditions, location, and physical characteristics; and adjusted the comps as appropriate.

●     Reconciled the multiple value indications that resulted from the adjustment of the comps into a single value indication.

●     The selected price per square meter is consistent with market prices rates paid by market participants and/or current asking market prices rates for comparable properties.

The appraiser compared the comps to the Subject Assets using comparison elements that include market conditions, location, and physical characteristics.

●     Location (0.80 - 1).
●     Size (1.08 - 1.20).
●     Market conditions (0.8 - 1).
The estimated fair value would increase if the adjustments applied were higher.

Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement

Construction in process

Group directors use the cost approach to determine the value of construction in process as described in the valuation reports prepared by the appraisers. In estimating the fair value of building and site improvements, the appraiser performed the following:

●     Estimated replacement cost of the building and site improvements, as though new, considering items such as indirect costs.

●     Estimated and applied deductions related to accrued depreciation, resulting from physical deterioration, and work in progress.
	The appraiser used an adjustment factor regarding the status of the construction in process. Work in progress adjustment (0.6 - 0.98).	The estimated fair value would increase if the adjustments applied were higher.

Carrying amount

Had the Group’s land and construction in process been measured on a historical cost basis, their carrying amount would have been as follows:

	As of
	March 31, 2024	December 31, 2023

Land	$673,294,661	$673,294,661
Construction in process	5,562,865,132	5,276,177,102
Total	$6,236,159,793	$5,949,471,763
Security

As of March 31, 2024 and December 31, 2023, properties with carrying amount of $18,532,805,956, and
$17,694,421,947, respectively, were subject to a registered debenture that forms part of the security for certain bank loans (see Note 6). A list of the properties and related loans is as follows:

Property	Associated Credit Reference
Unit 1, 2, 4 y 5 / Grand Island
Unit 3 / Grand Island II
Beach Club – Playa Delfines
Insurgentes Sur 421 Complex
Unit 8, No. 56-A-1, Supermanzana A2, Sup. 824.20 M2
Unit 9, No. 56-A-1, Supermanzana A2, Sup. 832.94 M2
Plot of land: La Punta Bajamar / Lote 1, Manzana S/M,
Sup. 4,117.88 M2
Plot of land: La Punta Bajamar / Lote 2, Manzana S/M,
Sup. 6,294.08 M2
Plot of land: La Punta Bajamar / Lote 3 (Vialidad),
Manzana S/M,
Sup. 4,117.88 M2
Plot of land: La Punta Bajamar / Lote 4, Manzana S/M,
Sup. 10,015.68 M2
Plot of land: La Punta Bajamar / Lote 5, Manzana S/M,
Sup. 11,986.53 M2
Plot of land: La Punta Bajamar / Lote 6, Manzana S/M,
Sup. 2,912.02 M2
Plot of land: La Punta Bajamar / Lote 7, Manzana S/M,
Sup. 568.51 M2
Plot of land: La Punta Bajamar / Lote 8, Manzana S/M,
Sup. 635.25 M2

See Note 6 Terms and repayment schedule (1)
See Note 6 Terms and repayment schedule (12)
See Note 6 Terms and repayment schedule (8)
See Note 6 Terms and repayment schedule (3)
See Note 6 Terms and repayment schedule (4)
and Note 4 reference (7)

See Note 6 Terms and repayment schedule (7)

See Note 6 Terms and repayment schedule (7)

See Note 6 Terms and repayment schedule (7)

See Note 6 Terms and repayment schedule (7)

See Note 6 Terms and repayment schedule (7)

See Note 6 Terms and repayment schedule (7)

See Note 6 Terms and repayment schedule (7)

See Note 6 Terms and repayment schedule (7)

6.	Long-term debt Current liabilities:

	As of
	March 31, 2024	December 31, 2023
Current liabilities
Current portion of secured bank loans	$1,924,534,293	$1,866,499,269
Unsecured bank loans	60,741,476	64,827,258
Interest	117,394,302	108,029,151
Total current liabilities	$2,102,670,071	$2,039,355,678

Non-current liabilities: Secured bank loan	$5,009,993,564	$4,641,315,619
Unsecured bank loans	-	2,001,517
Total non-current liabilities	$5,009,993,564	$4,643,317,136

The secured bank loans are secured over land and construction in process with a carrying amount of $19,633,297,445 and $17,694,421,947 as of March 31, 2024 and December 31, 2023, respectively.

					As of
	Currency	Nominal interest rate 2024	Nominal interest rate 2023	Maturity	March 31, 2024	December 31, 2023
Fideicomiso Murano 2000 CIB/3001 (subsidiary of Murano World):
Banco Nacional de Comercio Exterior S.N.C. Institución de Banca de Desarrollo (“Bancomext”) (1)	USD	SOFR + 4.0116%	SOFR + 4.0116%	2033	$1,000,680,000	$1,013,610,000
Caixabank, S.A. Institución de Banca Múltiple (“Caixabank”) (1)	USD	SOFR + 4.0116%	SOFR + 4.0116%	2033	1,000,680,000	1,013,610,000
Sabadell, S.A. Institución de Banca Múltiple (“Sabadell”) (1)	USD	SOFR + 4.0116%	SOFR + 4.0116%	2033	933,968,000	844,675,000
Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo (“NAFIN”) (1)	USD	SOFR + 4.0116%	SOFR + 4.0116%	2033	997,530,351	1,010,419,654
Bancomext (2)	MXN	TIIE 91 + 2.75%	TIIE 91 + 2.75%	See (2)	50,684,875	54,441,003
Cost to obtain loans and commissions					(44,704,615)	(46,187,476)
Total Fideicomiso Murano 2000					3,938,838,611	3,890,568,181

Inmobiliaria Insurgentes 421:
Bancomext (3)	USD	SOFR + 3.5%	SOFR + 3.5%	2037	1,651,441,286	1,687,477,257
Cost to obtain loans and commissions					(18,046,850)	(18,383,126)
Total Inmobiliaria Insurgentes 421					1,633,394,436	1,669,094,131

Murano World:
Exitus Capital S.A.P.I de C. V. ENR (“Exitus Capital”) (4)	USD	15.00%	15.00%	2025	250,170,000	253,402,500
Exitus Capital (10)	USD	15.00%	15.00%	2025	13,069,616	14,862,566
Exitus Capital (5)	USD	15.00%	15.00%	2025	29,781,521	18,391,571
Arrendadora Fínamo, S.A. de C.V. (“Fínamo”) (6)	MXN	15.76%	15.76%	2027	352,559,382	364,390,142
ALG (7)	USD	10%	10%	2030	333,560,000	337,870,000
Santander International (8)	USD	Best Rate+0.80%	Best Rate+0.80%	2025	25,005,665	25,335,608
Cost to obtain loans and commissions					(10,702,406)	(11,658,806)
Total Murano World					993,443,778	1,002,593,581
Edificaciones BVG:
Exitus Capital (9)					9,860,370	12,387,770
Total Edificaciones BVG					9,860,370	12,387,770
Murano PV:
Administradora de Soluciones de Capital, S.A. de C.V. SOFOM NR (11)	USD	15%	-	2030	433,628,000
Cost to obtain loans and commissions					(13,895,862)	-
Total Murano PV					419,732,138	-
Accrued interest payable					117,394,302	108,029,151
Total debt					7,112,663,635	6,682,672,814
Current instalments					2,102,670,071	2,039,355,678
Long-term debt, excluding current instalments					$5,009,993,564	$4,643,317,136

(1)
Syndicated secured mortgage loan of up to U.S.$160,000,000. Operadora GIC I is jointly liable for this loan as well as Murano World. On July 11, 2022 NAFIN joined the syndicated loan under the same terms as the other lenders, granting U.S.$34,811,150 to Fideicomiso 2000.

On August 24, 2023 the Group restructured the syndicated loan to increase the credit line by U.S.$45,000,000, with a variable interest rate based on the quarterly SOFR rate with a fixed spread of 4.0116%. The credit extension was documented through two tranches of debt:

Tranche B of U.S.$35,000,000 to be used to finalize the construction of phase I of the GIC Complex and Tranche C of U.S.$10,000,000 to be used to cover additional project costs and capital requirements for the development of the GIC Complex. NAFIN is funding U.S.$35,000,000 under Tranche B and Sabadell is funding the remaining U.S.$10,000,000 under Tranche C to Fideicomiso Murano 2000.

The loan maturity date is February 5, 2033. The agreement is subject to Mexican laws and the jurisdiction of the courts of Mexico City. The loan agreement includes the plot of land number 2 and the beach club – Playa Delfines of the Cancun complex as new guarantees.

On February 1, 2024, the Group received U.S.$6,000,000 related to Tranche C.

(2)
Secured loan under a credit line of up to U.S. $31,480,000 to finance VAT receivable with a 36-month maturity or earlier on collection of such VAT receivables from Mexican Authorities, with unpaid balances, if any, after 36 months payable within 18 months.

On December 18, 2023 the Group and the lender extended the maturity period of this loan to December 2024.

(3)
On October 18, 2018, Inmobiliaria Insurgentes 421 obtained a U.S.$49,753,000 unsecured loan. This loan was renegotiated to U.S.$75,00,000 on October 10, 2022, with this loan, the Group repaid fully the first loan, including interest. This loan is secured by the Insurgentes Complex with OHI421 and OHI421 Premium jointly liable.

In May 2023, the Group restructured this loan with an increase of U.S.$25,000,000 giving a total credit line of U.S.$100,000,000.

(4)	Syndicated secured mortgage loan of U.S.$30,000,000 with the major shareholders as joint obligors, this loan matures on November 28,2024.

(5)
Loan agreement for U.S.$2,500,000 with the major shareholders as joint obligors. As of December 31, 2023, the total amount drawn is $18,391,571 (U.S. $1,088,677). On January 26, 2024, February 26, 2024 and March 26, 2024, the Group drawn U.S.$70,000, U.S.$316,000 and U.S.$311,000, respectively.

(6)
Sale and lease back agreement signed with Fínamo in February 2023 for an amount of $350,000,000 with a 48-month termination period. The agreement includes pledge of plots of land as security in La Punta Baja Mar that are subject to a registered debenture. The Group signed additional sale and lease back agreements for $60,000,000 in October and November 2023.

(7)	Loan for purchase and development of the beach club, which also guarantees this loan.

(8)	Revolving loan with “Best rate” interest for preferred clients. On March 27, 2024, Murano World, S. A. de C. V. increased this credit line from U.S.$1,500,000 to U.S.$2,000,000.

(9)	Sale and lease back agreement signed with Exitus Capital in December 2019 with a 36-month termination period.

(10)	Loan agreement for U.S.$972,300 signed on June 26, 2023.

(11)
On January 5, 2024, the Group signed a loan agreement with Fínamo for $350,000,000 at a fixed annual interest rate of 17%; funds were received on the same date. On January 5, 2024, the Company also signed an additional loan agreement with Fínamo for U.S.$26,000,000 at a fixed annual interest rate of 15%. The funds were received on January 18, 2024, and part of this loan was used to pay the $350,000,000 described above. Unit 3 of the land in Grand Island was given as a guarantee under this loan agreement.

The loan agreements referred to above include covenants and restrictions that require, among other things, to provide quarterly and annually the lenders with the companies’ internal financial statements and compliance with certain ratios. Noncompliance with such requirements constitutes an event of default under which the respective loan may become immediately due and payable.

As of March 31, 2024, the Group complied with all terms and covenants included in the loan agreements, except for the following:

Inmobiliaria Insurgentes I421

As of March 31, 2024, the debt service reserve funds of the Bancomext loan were not fully funded and the Group requested a waiver from the lender. On April 4, 2024, the Group obtained an event of default waiver from Bancomext, which cured the situation, so the lender will not call the debt. The Group classified the outstanding balance of this loan as a current liability as of March 31, 2024 due to the waiver being obtained after period-end.

Fideicomiso Murano 2000 CIB/3001 (subsidiary of Murano World)

The Group anticipated that it might not have the debt service reserve account fully funded as of March 31, 2024 and requested a waiver from the lenders, such waiver was received on March 19, 2024. Consequently, the breach was cured as of March 31, 2024.

As of December 31, 2023, the Group complied with all terms and covenants included in the loan agreements, except for the following:

Inmobiliaria Insurgentes I421

As of December 31, 2023, the additional debt service reserve fund of the Bancomext loan was not fully funded, the Group requested a waiver from the lender in connection with the funding obligations of the debt service reserve funds. As described in note 10 on April 4, 2024, the Group obtained an event of default waiver provided by Bancomext which cured the situation, so the lender will not call the debt. The Group classified the outstanding balance of this loan as a current liability as of December 31, 2023 due to the waiver being obtained after year-end.

Fideicomiso Murano 2000 CIB/3001 (subsidiary of Murano World)

The Group anticipated that it might not have the debt service reserve account fully funded as of December 31, 2023, and requested a waiver from the lenders, such waiver was received on December 29, 2023. Consequently, the breach was cured as of December 31, 2023.

7.	Revenue

The Group’s operations and main revenue streams are as described in the last annual combined financial statements. The Group’s revenue is derived from contracts with customers, which include the operation of hotels and the resultant income received from guests and related services, and revenue for administrative services with related parties.

	For the three months ended March 31,
	2024	2023
Revenue from contracts with customers	$107,105,009	$42,993,681
Revenue for administrative services with related parties	-	496,127
Total revenue	$107,105,009	$43,489,808

Disaggregation of revenue from contracts with customers

In the following table, revenue from contracts with customers is disaggregated by primary major products and service lines and timing of revenue recognition.

	For the three months ended March 31,
Major products/service lines	2024	2023
Room rentals	$71,164,213	$21,330,290
Food and beverage	30,881,856	18,866,298
Other services	5,058,940	2,797,093
Total revenue from contracts with customers	107,105,009	42,993,681
Administrative services with related parties	-	496,127
Total revenue	107,105,009	43,489,808
Timing of revenue recognition Services and products transferred at a point in time	35,940,796	22,159,518
Services transferred over time	71,164,213	21,330,290
Total revenue from contracts with customers	$107,105,009	$43,489,808

8.	Other income and other expenses

	For the three months ended March 31,
Other income	2024	2023
VAT revaluation	$1,258,417	$-
Amortization of key money	599,654	-
Other income	11,009,626	4,008,036
Total other income	$12,867,697	$4,008,036

	For the three months ended March 31,
	2024	2023
Other expenses Other expenses	$(4,913,603)	$(9,719,605)
Total other expenses	$(4,913,603)	$(9,719,605)

9.	Income tax

Income tax expense is recognized at an amount determined by multiplying the profit before income taxes for the interim reporting period by management’s best estimate of the weighted-average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. As such, the effective tax rate in the interim financial statements may differ from management’s estimate of the effective tax rate for the annual financial statements.

The Group’s consolidated effective tax rate for the three months ended March 31, 2024 and 2023 was (1.9)% and 0.2%, respectively. The change in effective tax rate was caused mainly by the following factors:

•	The temporary differences that arise from the balances of the right-of-use assets and the lease liabilities.

10.	Stockholders’ Equity

a.          Common stock at par value as of March 31, 2024 is as follows:

	Number of shares	Amount
Fixed capital:
Series A	50,000	$50,000

Variable capital:
Series B	900,002,000	900,002,000
Total	900,052,000	$900,052,000

11.	Commitments and contingencies

1.
In March 2024, in connection with the A&R BCA aforementioned, the shareholders transferred 1,250,000 shares to certain vendors of Murano World as advance consideration for future construction and marketing services. Since these services have not yet been received, no increase in assets nor equity has been recognized as of the date of these condensed consolidated and combined interim financial statements.

2.
In accordance with the Mexican Tax Law, companies carrying out transactions with related parties are subject to certain requirements as to the determination of prices, which should be similar to those that would be used in arm´s-length transactions. Should the tax authorities examine the transactions and reject the related-party prices, they could assess additional taxes plus the related inflation adjustment and interest, in addition to penalties of up to 100% of the omitted taxes.

The Group, like its assets, are not subject to any legal contingency other than those of a routine nature and characteristic of the business. From transactions with related parties, tax differences could arise if the tax authority, when reviewing said operations, considers that the process and amounts used by the Group are not comparable to those used with or between independent parties in comparable operations.

12.	Subsequent events

1.	The first phase of GIC I commenced operations with the opening of the Vivid Hotel on April 1, 2024.

2.
On April 4, 2024, the Group amended the loan agreement between Inmobiliaria Insurgentes 421 and Bancomext. The main change included reducing the amount of the principal payments from April 2024 to April 2025, as well as receiving an event of default waiver from Bancomext, in connection with the borrower’s funding obligations in respect of the debt service reserve accounts. The parties executed an amendment and waiver agreement to provide new terms and conditions with respect to the funding obligations of the debt service reserve accounts. As of April 4, 2024, these events of default were waived by the lender.

3.	On April 9, 2024, Murano PV, S. A. de C.V. signed a loan agreement with Fínamo for $100,000,000 with maturity in 6 months and a fixed annual interest rate of 22%.

4.
On April 9, 2024, an amendment to the syndicated secured mortgage loan of Fideicomiso Murano 2000 was signed by and between Avantta Sentir Común, S. A. de C.V., SOFOM, E.N.R., as adherent creditor and assignee, Sabcapital, S.A. de C.V., SOFOM, E.R., as the assignor, with the appearance of Sabadell in its capacity as administrative and collateral whereby the assignor assigned and transferred to the assignee its rights and obligations owned as a Tranche C creditor representing 60% of the tranche C commitment, amounting to U.S. $6,000,000.00 as the assigned amount.

5.	On April 11, 2024 and May 24, 2024, the Group received $137,615,652 and $63,051,049, respectively, from the credit line with Bancomext to finance VAT receivable.

6.
On April 16, Murano PV, S. A. de C. V. signed the trust agreement for the incorporation of the trust Fideicomiso Irrevocable de Administración con Derecho de Reversión Identificado con el número CIB/4323.

7.	On April 26, 2024 and May 26, 2024, the Group received U.S.$325,000 and U.S.$374,000, respectively, from the U.S.$2,500,000 Exitus loan.

8.	On April 30, 2024 the outstanding balance of the loans granted to Elias Sacal Cababie, as described in note 6.1 was fully repaid by the borrower.

9.
On April 30, 2024, Impulsora Turística de Vallarta, S. A. de C. V., granted a 36-month loan to Murano World in the amount of $17,200,000 with an interest rate of 17.75% and payments of principal after 12 months of the signing date.

10.
On May 2, 2024, ES Agrupación, S. A. de C. V. granted a loan of $317,000,000 to Murano World. The lender has agreed to convert the loan balance into a small minority equity interest in the Cancun II project, with the exact terms to be finalized over the coming months and therefore the Group believes that the breach described in note 2c iv., will be cured.

11.	On May 14, 2024, the Group received U.S.$4,000,000 related to the tranche C of the Syndicated loan.

12.
From April 1 to May 2, 2024 Murano World granted the remaining amount of $5,700,000 related to the loan agreement signed on January 19, 2024 as described in note 4.1.vi. On April 30, 2024, the borrower paid $6,700,000 of this loan.

13.
From April 1 to April 30, 2024 Murano World granted the remaining amount of U.S.$760,000 related to the loan agreement signed on January 19, 2024 as described in note 4.1.vi. On April 30, 2024, the borrower paid U.S.$3,160,000 of this loan.

14.	On May 2, 2024, Murano World granted a loan of up to $14,750,000 to ES Agrupación, S. A. de C. V., which matures in a year and accrues interest at a rate of TIIE 28 days plus a spread of 3%.

15.	On May 20, 2024, Murano World granted a loan of up to U.S.$1,850,000 to ES Agrupación, S. A. de C. V., which matures in a year and accrues interest at a rate of SOFR plus a spread of 3%.

16.
On June 1, 2024, a covenant default occurred with respect to acquiring financial derivatives to hedge the variable interest rate. On June 20, 2024, the Group received a waiver with an authorized deferral to acquire the financial derivatives until August 1, 2024.

* * * * * *